As filed with the Securities and Exchange Commission on May 14, 2007
Registration Statement No. 333-141420

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-1
AMENDMENT NO. 1
TO
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
BERLINER COMMUNICATIONS, INC.
(Exact name of registrant as specified in its charter)

Delaware	75-2233445	4812
(State or other jurisdiction of	(I.R.S. Identification Number)	(Primary Standard Industrial
incorporation or organization)		Classification Code Number)
20 Bushes Lane
Elmwood Park, N.J. 07407
Telephone (201) 791-3200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Richard Berliner
Chief Executive Officer
20 Bushes Lane
Elmwood Park, N.J. 07407
Telephone (201) 791-3200
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
Copies to:
Quentin Faust, Esq.
Andrews Kurth LLP
1717 Main Street, Suite 3700
Dallas, Texas 75201
Telephone (214) 659-4400
Approximate Date of Commencement of Proposed Sale to the Public: At such time or times after the effective date of this registration statement as the selling shareholders shall determine.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated May 14, 2007
PROSPECTUS
BERLINER COMMUNICATIONS, INC.
8,629,545 Shares of Common Stock
     This prospectus relates to the offer and sale of up to 8,629,545 shares of common stock of Berliner Communications, Inc., a Delaware corporation, that may be offered and sold from time to time by the holders described in this prospectus under “Selling Shareholders” or by pledges, donees, transferees, assignees or other successors-in-interest that receive any of the shares as a gift, distribution or other non-sale related transfer. As used in this prospectus, “we,” “us,” “our” and similar expressions refers to Berliner Communications, Inc. and its subsidiaries.
     Each Selling Shareholder may offer its shares from time to time directly or through one or more underwriters, broker-dealers or agents, on the Over the Counter Bulletin Board, in the over-the-counter market at market prices prevailing at the time of sale, in one or more negotiated transactions at prices acceptable to such Selling Shareholder or otherwise.
     We will not receive any proceeds from the sale of shares by the Selling Shareholders. In connection with any sales, the Selling Shareholders, any underwriters, agents, brokers or dealers participating in such sales may be deemed to be “underwriters” within the meaning of the Securities Act.
     We will pay the expenses related to the registration of the shares covered by this prospectus. The Selling Shareholders will pay any commissions and selling expenses they may incur.
     Our common stock is traded on the Over the Counter Bulletin Board under the symbol “BERL.OB.” The closing sale price on OTCBB on May 8, 2007 was $1.09 per share.
     Investing in the common stock offered by this prospectus is speculative and involves a high degree of risk. See “Risk Factors” beginning on page 6.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is      , 2007

ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “Commission”) using the Commission’s registration rules for a delayed or continuous offering and sale of securities. Under the registration rules, using this prospectus and, if required, one or more prospectus supplements, the selling shareholders named herein may distribute the shares of common stock covered by this prospectus. The shares covered by this prospectus include (i) 5,454,545 shares of common stock issuable upon conversion of our four 7% Senior Subordinated Secured Convertible Notes due 2008, (ii) 3,000,000 shares of common stock issuable upon the exercise of warrants at an initial exercise price of $0.01 per share, and (iii) 175,000 shares of common stock issuable upon the exercise of warrants at an initial exercise price of $0.55 per share. This prospectus also covers any shares of common stock that may become issuable as a result of stock splits, stock dividends or similar transactions.
     A prospectus supplement may add, update or change information contained in this prospectus. We recommend that you read carefully this entire prospectus, especially the section entitled “Risk Factors” beginning on page 6, and any supplements before making a decision to invest in our common stock.

PROSPECTUS SUMMARY
     This summary highlights important information about this offering and our business. It does not include all information you should consider before investing in our common stock. Please review this prospectus in its entirety, including the risk factors and our financial statements and the related notes, before you decide to invest. Unless otherwise noted, the terms the “Company,” “Berliner,” “we,” “us” and “our” refer to Berliner Communications, Inc. and its consolidated subsidiaries.
Our Company
     Berliner Communications, Inc. was originally incorporated in Delaware in 1987 as Adina, Inc. Adina’s corporate existence was permitted to lapse in February of 1996 and was subsequently reinstated as eVentures Group, Inc., in August of 1999. In December of 2000, eVentures changed its name to Novo Networks, Inc. (“Novo”).
     On February 18, 2005, Novo entered into an asset purchase agreement with the former Berliner Communications, Inc. (“Old Berliner”) and BCI Communications, Inc. (“BCI”), a Delaware corporation and Novo’s wholly-owned subsidiary, whereby BCI acquired (the “Acquisition”) the operations and substantially all of the assets (the “Berliner Assets”) and liabilities of Old Berliner. On September 16, 2005, Novo changed its name to Berliner Communications, Inc. (“Berliner”).
     Founded in 1995, Old Berliner originally provided wireless carriers with comprehensive real estate site acquisition and zoning services. Over the course of the following 10 years, the service offerings were expanded to include radio frequency and network design and engineering, infrastructure equipment construction and installation, radio transmission base station modification and project management services. With the consummation of the Acquisition, BCI carries on the historical operations of Old Berliner.
     BCI is now a leading contractor to the wireless communications industry, providing a wide range of services. Our core activities include real estate site acquisition and zoning; infrastructure equipment construction and installation; radio frequency and network design and engineering; radio transmission base station installation and modification; and in-building network design, engineering and construction. We provide some combination of these services to our customers, most of which are companies in the wireless telecommunications and/or data transmission industries, as well as to utility companies and governments. Our customers rely on us to assist them in planning, site location and leasing.
An Overview of Our Markets and Products
     We currently report our financial results on the basis of two reportable segments: (1) infrastructure construction and technical services and (2) real estate acquisition and zoning. Our infrastructure construction and technical services segment consists of the following service lines: infrastructure equipment construction and installation, radio frequency and network design and engineering, radio transmission base station modification, in-building network design, engineering and construction, project management and specialty communication services. Our real estate acquisition and zoning segment stands as a separate service line. Each of these lines, as well as the business of our real estate acquisition and zoning segment, is described below.
     Infrastructure Equipment Construction and Installation. As the wireless telecommunications industry changed rapidly during the mid-1990’s, we adapted by adding infrastructure equipment construction and installation services to our suite of offerings. The quality of the installation work in a system build-out is one of the most critical aspects of its performance. Once the necessary site acquisition steps have been completed, materials to construct a tower are ordered from a fabricator. Installation can involve clearing sites, laying foundations, bringing in utility lines and installing shelters and towers. Once finished, equipment installation is performed, as well as any landscaping of the site. The site is now ready to be put into service once the remainder of the network is completed.

Installation may start once the preliminary work has been completed and the individual “cell site” or switch location is ready to be built. We manage everything from “one-off” to “long-range” installation projects, which involve various facets of the telecommunications business. Every site is tested with a simulation to see what levels of line loss exist and how the transmission systems perform.
     Radio Frequency and Network Design and Engineering. Toward the end of the 1990’s, we saw that the industry was undergoing additional changes and took the opportunity to enter yet another service area. Specifically, we noticed that companies in the wireless industry were reducing their engineering services staff in order to cut internal costs, but were still in need of such services. In response, we added radio frequency and network design and engineering services to our portfolio. Wireless network designs are based on projected subscriber density, traffic demand and desired coverage area. The initial system design is intended to optimize available radio frequency and to result in the highest possible signal quality for the greatest portion of projected subscriber usage base within existing technical constraints. Based on such initial guidelines, potential sites are identified and ranked. This process is known as identifying “search rings.”
     Radio Transmission Base Station Modification. We are currently performing cellular base station upgrades and modifications for wireless telecommunications carriers. This work involves upgrades to existing hardware as well as adding new hardware such as radios, duplexers, power systems and site controllers, and is essential for enhancing network capacity and paving the way to the deployment of third generation, or 3G, and fourth generation, or 4G, systems. In order to minimize the impact on existing wireless customers, most of the upgrade or modification work must be performed at night during a so-called “maintenance window” between the hours of 11:00 PM and 5:00 AM. Carriers generally entrust this kind of work only to trained, capable vendors who can reliably and successfully complete the work at each site during such timeframes.
     In-Building Network Design, Engineering and Construction. We offer complete in-building solutions that involve distributed antennae for wireless coverage in malls, shopping centers, casinos, office buildings and airports and may include voice services (using cellular or personal communications services (“PCS”) and wireless private branch exchange (“PBX”) technologies), data services (including 802.11 (2.4 and 5 GHz)), enhanced coverage for safety spectrum (police, fire and rescue) and wireless primary and secondary broadband backbones, synchronous optical networks (“SONET’s”) and campus connections.
     Project Management. We also supervise all of the efforts associated with a project, whether it involves one or more of the foregoing services or a “turn-key” solution, so the carrier can ultimately broadcast from the newly configured site. Project management includes vendor management, project planning and preparation, budget tracking, and engineering and construction coordination. One project may involve thousands of sites, and we believe our ability to manage projects of this size distinguishes us from some of our competitors who do not have the experience or resources that we do in this area.
     Specialty Communication Services. Our specialty communication services division provides enhancements to wireless networks designed to improve productivity for a specified application by transmitting data, voice or video information in situations where land line networks are non-existent, more difficult to deploy or too expensive.
     Real Estate Site Acquisition and Zoning. We began our business providing primarily real estate site acquisition services that generally involve acting as an intermediary between telecommunications companies and owners of real estate and other facilities. In order to build and expand their networks, such companies require locations that have direct access to highways and roads to mount their antennas and equipment. The telecommunications companies are typically able and willing to pay fees for the rights to place their equipment in such strategic locations. Facility owners are generally eager to earn additional income from their properties. We generate fees by introducing telecommunications companies and real estate managers. We identify appropriate properties, negotiate the transactions and handle the administrative details. We also use our accumulated knowledge and relationships to assist in the planning and installation of the telecommunication facilities, and offer customers assistance in acquiring all necessary permits, entitlements and approvals that may be required by municipalities. We also prepare all zoning applications that may be needed, attend any necessary hearings and obtain any required land use permits to begin installation. Project management includes vendor management, project preparation and engineering and construction coordination.

The Offering

Common stock offered by the Selling Shareholders	8,629,545 shares, including:

• 5,454,545 shares of common stock issuable upon conversion of our four 7% Senior Subordinated Secured Convertible Notes due 2008;

• 3,000,000 shares of common stock issuable upon the exercise of warrants at an initial exercise price of $0.01 per share; and

• 175,000 shares of common stock issuable upon the exercise of warrants at an initial exercise price of $0.55 per share.

Offering prices	The shares may be offered and sold at prevailing market prices or such other prices as the Selling Shareholders may determine.

Common stock outstanding	17,035,357 shares as of May 8, 2007.

Dividend policy	Subject to the restrictions imposed by our outstanding 7% Senior Subordinated Secured Convertible Notes due 2008, dividends on our common stock may be declared and paid when and as determined by our board of directors. We do not presently intend to begin paying dividends on our common stock in the foreseeable future.

Over the Counter Bulletin Board symbol	BERL.OB

Use of proceeds	We are not selling any of the shares of common stock being offered by this prospectus and will receive no proceeds from the sale of the shares by the Selling Shareholders. All of the proceeds from the sale of common stock offered by this prospectus will go to the Selling Shareholders who offer and sell their shares.

Some of the common stock offered by this prospectus may be issued upon the exercise of warrants or conversion of our 7% Senior Subordinated Secured Convertible Notes due 2008. Unless exercised on a cashless basis, we will receive proceeds from the exercise of the warrants which we will use for general corporate purposes. Additionally, conversion of our 7% Senior Subordinated Secured Convertible Notes due 2008 would reduce our future interest payments upon those notes.
Risk Factors
     See “Risk Factors” beginning on page 6 for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Our Address
     Our principal executive offices are located at 20 Bushes Lane, Elmwood Park, New Jersey 07407, and our telephone number is (201) 791-3200.

Selected Financial Data
     The following table presents consolidated selected financial information. The statement of operations data for year ended June 30, 2006, the six months ended June 30, 2005 and the years ended December 31, 2004 and 2003 and the balance sheet data as of June 30, 2006 and 2005 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 2002 and 2001, and the balance sheet data as of December 31, 2004, 2003, 2002 and 2001, have been derived from our audited consolidated financial statements that are not included herein. The statement of operations data for the six months ended December 31, 2006 and 2005 and the six months ended June 30, 2004, and the balance sheet data as of December 31, 2006 and June 30, 2004, has been derived from unaudited consolidated financial statements that, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to state fairly the data for such periods. The results of operations for the interim periods are not necessarily indicative of the operating results for the entire year or any future period. After the Acquisition in February 2005, we adopted the accounting year end of June 30.
     The information included in this table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus. The information below is presented in thousands of dollars, except for share and per share data.

	Six months ended			Six months ended
	December 31,		Year ended	June 30,		Year ended December 31,
Statements of Operations Data:	2006	2005	June 30, 2006	2005	2004	2004	2003	2002	2001
Revenues	$21,493	$19,765	$39,325	$10,196	$7,422	$15,286	$17,956	$22,939	$39,508
Gross margin	7,118	4,959	11,123	2,857	2,495	5,681	4,857	4,504	8,742
Operating income (loss)	1,132	551	1,435	(1,090)	(611)	(775)	(1,667)	(4,753)	(2,639)
Net income (loss) applicable to common shareholders (1)	591	(19,226)	(18,681)	(1,191)	(628)	(837)	5,061	(6,730)	(3,673)
Net income (loss) applicable to common shareholders (1) per common share
Basic and diluted	$0.03	$(1.89)	$(1.38)	$(2.36)	$(9.31)	$(12.41)	$91.27	$(166.39)	$(90.81)
Weighted average number of common shares outstanding
Basic	17,034,998	10,185,125	13,581,842	504,438	67,414	67,414	55,446	40,449	40,449
Diluted	17,272,929	10,185,125	13,581,842	504,438	67,414	67,414	55,446	40,449	40,449

	December 31,		June 30,	June 30,		December 31,
Balance Sheet Data:	2006	2005	2006	2005	2004	2004	2003	2002	2001
Current assets	$3,646	$11,499	$534	$6,687	$4,334	$4,567	$6,405	$8,732	$15,507
Total assets	18,207	12,207	14,256	7,516	5,036	5,193	7,244	10,031	17,459
Current liabilities	11,031	9,530	10,910	5,455	3,233	3,887	4,850	4,493	6,350
Long-term debt	2,385	149	163	254	720	431	683	187	9,796
Shareholders’ equity (deficit)	4,766	2,527	3,158	1,807	1,083	874	1,711	(5,408)	1,313

(1)	On September 16, 2005, we recorded a deemed dividend of approximately $19.9 million due to the reduction in the conversion price of our outstanding convertible preferred stock in computing net loss applicable to common stockholders. The deemed dividend on preferred stock was recorded as the excess of the fair value of the consideration transferred to the preferred holders over the carrying value of the preferred stock on our balance sheet prior to the conversion. This amount is deemed to represent a return to the preferred holders and therefore, is treated in a manner similar to dividends paid to holders of preferred stock in the calculation of earnings per share.

RISK FACTORS
     An investment in our common stock involves significant risks. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before buying shares of our common stock. Many of the risks discussed below have affected our business in the past, and many are likely to continue to do so. These risks may materially adversely affect our business, financial condition, operating results or cash flows, or the market price of our common stock. Each of these risk factors could adversely affect the value of an investment in our common stock.
Old Berliner had a history of losses, and although we have had net income in prior periods, we may never achieve sustained profitability.
Although we had net income during the nine months ended March 31, 2007, and the year ended June 30, 2006, we may not be profitable in future periods, either on a short or long-term basis. Prior to our most recent fiscal year end, Old Berliner had historically incurred net losses. Old Berliner incurred a net loss of approximately $836,800 and $1.2 million for 2004 and the six months ended June 30, 2005, respectively. We can provide no assurances that losses will not recur in the future or that we will ever sustain profitability on a quarterly or annual basis. To the extent that revenue declines or does not grow at anticipated rates, increases in operating expenses precede or are not subsequently followed by commensurate increases in revenue or we are unable to adjust operating expense levels accordingly, your investment could be jeopardized.
We generate a substantial portion of our revenue from a limited number of customers, and if our relationships with such customers were harmed, our business would suffer.
For the nine months ended March 31, 2007, we derived 90% of our total revenue from our three largest customers with one customer representing 78%. For the year ended June 30, 2006, we derived 83% of our total revenue from our four largest customers. For the six months ended June 30, 2005, we derived 86% of our total revenue from our four largest customers. We believe that a limited number of clients will continue to be the source of a substantial portion of our revenue for the foreseeable future. Key factors in maintaining our relationships with such customers include, without limitation, our performance on individual contracts and the strength of our professional reputation. To the extent that our performance does not meet client expectations, or our reputation or relationships with one or more key customers are impaired, our revenue and operating results could be materially harmed.
Our recent rapid growth has created significant challenges for our management, systems and resources, and we may be unable to effectively control future growth, if any, as a result.
We have grown since our acquisition by Novo Networks, Inc. in February 2005. In 2007 we acquired two new businesses which have significantly expanded our operations, increased our number of employees, and extended our geographic footprint, and we are in the process of integrating these businesses into our existing operations. This rapid growth has placed a strain on our systems, processes, resources, management and other infrastructure and support mechanisms. We expect that any future growth that we experience will place an even greater strain on these resources. To manage the anticipated growth of our operations, we will be required to:
•	improve existing and implement new operational, financial and management information controls, reporting systems and procedures;

•	establish relationships with additional vendors, suppliers and strategic partners and maintain and expand our existing relationships; and

•	hire, train, manage and retain additional personnel, especially qualified sales and marketing, business development and financial reporting personnel.
To the extent we are unable to assemble the personnel, controls, systems, procedures and relationships necessary to manage our future growth, if any, management resources may be diverted and our opportunity for success limited.
If the percentage of our revenue derived from construction-related activities increases, our gross margins may suffer.
We have historically earned lower relative gross margins on engineering and construction-related activities. We typically perform our own network design-related, site acquisition-related services and hire subcontractors to perform engineering and construction services under our direct management.

Subcontracted work generally carries lower profit margins than self- performed work. If the proportion of construction-related services we deliver increases, then our gross margins and net income may suffer.
Recent and continuing consolidations among wireless service providers may result in a significant reduction in our existing and potential customer base, and, if we are unable to maintain our existing relations with such providers or expand such relationships, we could have a significant decrease in our revenue, which would negatively impact our ability to generate income as well as result in lower profitability.
The level of merger activity among telecommunications operators has increased markedly in the past three years and this trend is continuing. One of our customers, Sprint, has merged with Nextel. These consolidations have and will reduce the number of companies composing that portion of our customer base consisting of wireless service providers. To the extent that these combined companies decide to reduce the number of their service providers, our already highly competitive market environment will become more competitive, at least in the short term, as the same number of service providers will seek business from a reduced number of potential customers. Because we have historically derived a significant portion of our revenue in any given year from a limited number of customers, we may not be able to reduce costs in response to any decrease in our revenue. If we are unable to maintain our existing relations with these companies or expand such relationships, we could have a significant decrease in our revenue, which would negatively impact our ability to generate income as well as result in lower profitability.
We may need additional working capital, the lack of which would likely have a significant negative impact on our ability to grow our business.
Although we have increased our current working capital, we may require additional working capital in order to fund the growth of our operations. If adequate funds are not available on terms acceptable to us, we may not be able to effectively grow our operations and expand our business. Our ability to fund our operations and corporate infrastructure is directly related to the continued availability of these and other funding sources.
In order to grow our business, we may incur significant operating, borrowing and other costs. Should our operations require additional funding or our capital requirements exceed current estimates, we could be required to seek additional financing in the future. We can provide no assurances that we would be able to raise such financing when needed or on acceptable terms. As a result, we may be forced to reduce or delay additional expenditures or otherwise delay, curtail or discontinue some or all of our operations. Further, if we are able to access additional capital through borrowings, such debt would increase our debt obligations, which could have a material adverse effect on our financial condition, results of operation or cash flows.
If we experience delays and or defaults in customer payments, we could be unable to cover all expenditures.
Because of the nature of our contracts, at times we commit resources to projects prior to receiving payments from our customer in amounts sufficient to cover expenditures on client projects as they are incurred. Delays in customer payments may require us to make a working capital investment. If a customer defaults in making its payments on a project in which we have devoted significant resources, it could have a material negative effect on our results of operations.
Many of our customers face difficulties in obtaining financing to fund the expansion of their wireless networks, including deployments and upgrades, which may reduce demand for our services.
Due to downturns in the financial markets which began in 2000, and specifically within the telecommunications financial markets, many of our customers or potential customers have had and may continue to have trouble obtaining financing to fund the expansion or improvement of their wireless networks. Some customers have also found it difficult to predict demand for their products and services.

Most vulnerable are customers that are new licensees and wireless service providers who have limited sources of funds from operations or have business plans that are dependent on funding from the capital markets. Our customers may slow or postpone deployment of new networks and development of new products, which reduces the demand for our services.
Our business is dependent upon our ability to keep pace with the latest technological changes.
The market for our services is characterized by rapid change and technological improvements. Failure to respond in a timely and cost-effective way to these technological developments will result in serious harm to our business and operating results. We have derived, and we expect to continue to derive, a substantial portion of our revenue from creating wireless networks that are based upon today’s leading technologies and that are capable of adapting to future technologies. As a result, our success will depend, in part, on our ability to develop and market service offerings that respond in a timely manner to the technological advances of our customers, evolving industry standards and changing client preferences.
Our success is dependent on growth in the deployment of wireless networks and new technology upgrades, and to the extent that such growth slows, our business may be harmed.
Telecommunications carriers are constantly re-evaluating their network deployment plans in response to trends in the capital markets, changing perceptions regarding industry growth, the adoption of new wireless technologies, increasing pricing competition for subscribers and general economic conditions in the United States and internationally. If the rate of network deployment slows and carriers reduce their capital investments in wireless infrastructure or fail to expand into new geographic areas, our business may be significantly harmed.
The uncertainty associated with rapidly changing telecommunications technologies may also negatively impact the rate of deployment of wireless networks and the demand for our services. Telecommunications service providers face significant challenges in assessing consumer demand and in acceptance of rapidly changing enhanced telecommunications capabilities. If telecommunications service providers perceive that the rate of acceptance of next generation telecommunications products will grow more slowly than previously expected, they may, as a result, slow their development of next generation technologies. Moreover, increasing price competition for subscribers could adversely affect the profitability of carriers and limit their resources for network deployment. Any significant sustained slowdown will further reduce the demand for our services and adversely affect our financial results.
Further delays in the adoption and deployment of next generation wireless networks could negatively affect the demand for our services and our ability to grow our revenue.
Wireless service providers may continue to delay their development of next generation technology if, among other things, they expect slow growth in the adoption of such technology, reduced profitability due to price competition for subscribers or regulatory delays. For example, even though wireless service providers have made substantial investments worldwide in acquiring third generator, or 3G licenses, many providers have delayed deployment of 3G networks. Since we expect that a substantial portion of our growth will be derived from our services related to new technologies, further delays in the adoption and deployment of these technologies, such as 3G and fourth generator, or 4G, would negatively affect the demand for our services and our ability to grow our revenue.
We bear the risk of cost overruns in some of our contracts.
We conduct our business under various types of contractual arrangements. In terms of dollar-value, a majority of our contracts are guaranteed maximum or lump sum contracts, where we bear a significant portion of the risk for cost overruns. Under such contracts, prices are established, in part, on cost and scheduling estimates, which are based on a number of assumptions, including, without limitation, assumptions about future economic conditions, prices and availability of labor, equipment and materials, and other exigencies. If those estimates prove inaccurate, or circumstances change, cost overruns may occur, and we could experience reduced profits or, in some cases, a loss for that project.
Our dependence on subcontractors and equipment manufacturers could adversely affect us.
We rely on third-party subcontractors as well as third-party equipment manufacturers to complete our projects. To the extent that we cannot engage subcontractors or acquire equipment or materials, our ability to complete a project in a timely fashion or at a profit may be impaired. If the amount we are required to pay for these goods and services exceeds the amount we have estimated in bidding for fixed-price contracts, we could experience losses in the performance of these contracts. In addition, if a subcontractor or a manufacturer is unable to deliver its services, equipment or materials according to the negotiated terms for any reason, including the deterioration of its financial condition, we may be required to purchase the services, equipment or materials from another source at a higher price. This may reduce the profit to be realized or result in a loss on a project for which the services, equipment or materials were needed.
If we guarantee the timely completion or performance standard of a project, we could incur significant, additional costs.
In some instances and in many of our fixed-price contracts, we guarantee a customer that we will complete a project by a scheduled date. The contract sometimes provides that the project, when completed, will also achieve certain performance standards. If we subsequently fail to complete the project as scheduled, or if the project falls short of guaranteed performance standards, we may be held responsible for cost impacts to the client resulting from any delay or the costs to cause the project to achieve such performance standards. In some cases, where we fail to meet those performance standards, we may also be subject to agreed-upon liquidated damages. To the extent that these events occur, the total costs of the project would exceed its original estimates and we could experience reduced profits or, in some cases, a loss for that project.
The nature of our engineering and construction business exposes us to potential liability claims and contract disputes that may negatively affect our results of operations.
We engage in engineering and construction activities for wireless networks where design, construction or systems failures can result in substantial injury or damage to third parties. Any liability in excess of insurance limits at locations engineered or constructed by us could result in significant liability claims against us, which claims may negatively affect our results of operations, perhaps materially. In addition, if there is a customer dispute regarding our performance of project services, the customer may decide to delay or withhold payment to us. If we were ultimately unable to collect on these payments, our results of operations would be negatively impacted, perhaps materially.
We maintain a workforce based upon current and anticipated workloads. If we do not receive future contract awards or if these awards are delayed, we may incur significant costs in meeting workforce demands.
Our estimates of future performance depend on, among other matters, whether and when we will receive certain new contract awards. While our estimates are based upon our good faith judgment, they can be unreliable and may frequently change based on newly available information. In the case of our larger projects where timing is often uncertain, it is particularly difficult to project whether and when we will receive a contract award. The uncertainty of contract award timing can present difficulties in matching our workforce size with our contract needs. If an expected contract award is delayed or not received, we could incur costs resulting from reductions in staff or redundancy of facilities that would have the effect of negatively impacting our operating performance.
We may not be able to hire or retain a sufficient number of qualified engineers and other employees to meet our contractual obligations or maintain the quality of our services.

As a service business, our ultimate success depends significantly on our ability to attract, train and retain engineering, system deployment, managerial, marketing and sales personnel who have excellent technical and interpersonal skills. Competition for employees with the required range of skills fluctuates, depending on customer needs, and can be intense, particularly for radio frequency engineers. At times, we have had difficulty recruiting and retaining qualified technical personnel to properly and quickly staff large customer projects. In addition to recruitment difficulties, we must fully and properly train our employees according to our customers’ technology requirements and deploy and fully integrate each employee into our customers’ projects. Increased competition in the wireless industry is increasing the level of specific technical experience and training required to fulfill customer-staffing requirements. This process is costly and resource constraints may impede our ability to quickly and effectively train and deploy all of the personnel required to staff a large project.
Intense competition in the engineering and construction industry could reduce our market share.
We serve markets that are highly competitive and in which a large number of multinational companies compete. In particular, the engineering and construction markets are highly competitive and require substantial resources and capital investment in equipment, technology and skilled personnel. Competition also places downward pressure on our contract prices and profit margins. Intense competition is expected to continue in these markets. If we are unable to meet these competitive challenges, we could lose market share to our competitors and experience an overall reduction in our operating performance.
We are vulnerable to the cyclical nature of the market we serve.
The demand for our services and products is dependent upon the existence of projects with engineering, procurement, construction and management needs. The telecommunications market, where we principally compete, is particularly cyclical in nature. Such industries have historically been and will continue to be vulnerable to general downturns and are cyclical in nature. As a result, our past results have varied considerably and our performance may continue to be volatile, depending upon the demand for future projects in the industry.
We may experience significant fluctuations in our quarterly results as a result of uncertainties relating to our ability to generate additional revenue, manage expenditures and other factors, certain of which are outside of our control.
Our operating results have varied considerably in the past, and are likely to continue to do so , due to a number of factors. Many of these factors are outside our control and include, without limitation, the following:
▪	financing provided to potential customers;

▪	the commencement, progress, completion or termination of contracts during any particular quarter;

▪	the availability of equipment to deploy new technologies, such a 4G and broadband;

▪	the growth rate of wireless subscribers, which has a direct impact on the rate at which new cell sites are developed and built; and

▪	telecommunications market conditions and economic conditions generally.
Due to these factors, our results for a particular quarter, and therefore, our combined results for that same period, may not meet the expectations of investors, which could cause the price of our common stock to decline significantly.
Our stock price is volatile and purchasers of our common stock could incur substantial losses.
Our stock price is volatile. The stock market in general, and the market for telecommunications companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above their respective purchase prices. The market price for our common stock may be influenced by many factors, including, but not limited to, variations in our financial results or those of companies that are perceived to be similar to us, investors’ perceptions of us, the number of our shares available in the market, future sales of our common stock, and general economic, industry and market conditions.
There is a lack of a public market for our shares, which limits our shareholders ability to sell their shares.
There is currently a limited public market for our shares, and we cannot assure you that a more active market for our stock will develop. Consequently, investors may not be able to liquidate their shares at a suitable price, or at all.
We have experienced, and expect to continue to experience, long sales cycles, we expect to incur significant costs to generate new business and our customer base may not experience growth commensurate with such costs.
Historically, purchases of our services and our services by customers often entailed a lengthy decision-making process for the customer. Selecting wireless network deployment services involves substantial costs and has strategic implications. Senior management of the customer is often involved in this process, given the importance of the decision, as well as the risks faced by the customer if the services do not meet the customer’s particular needs. We may expend substantial funds and effort to negotiate agreements for these services, but may ultimately be unable to consummate agreements for services and expand our customer base. As a result of lengthy sales cycles, we expect to continue to incur relatively high costs to generate new business.
If we are unable to identify and complete future acquisitions, we may be unable to continue our growth.
We may not be able to identify suitable acquisition opportunities. Even if we identify favorable acquisition targets, there is no guarantee that we can acquire them on reasonable terms or at all. If we are unable to complete attractive acquisitions, the growth that we have experienced over the last three fiscal years may decline.
We may be subject to additional liability for state sales tax.
In January 2007, we received an informal notice of assessment in the amount of $1.8 million from a state tax authority, including unpaid sales taxes, penalties and interest for the years 1998 through 2004. We had previously recorded $175,000 in the year ended June 30, 2006 related to these potential taxes, and have increased our estimated reserve for the nine months ended March 31, 2007 to $600,000 based on the notice from the taxing authority and our revised best estimate of the potential liability. Our best estimate may not be correct, and we could be required to pay the entire $1.8 million, with the possibility of additional penalties and interest, and also additional amounts for tax periods dating after 2004. If we owe any amounts over and above our estimate of $600,000, we will revise our accrued liabilities, and increase our selling, general and administrative expenses in the period when we become aware of these additional amounts, and this could materially impact our results of operations for that period.
We may not be able to register the shares of common stock issuable upon conversion of our 7% Senior Subordinated Secured Convertible Notes Due 2008 and exercise of certain of our outstanding warrants, which may subject us to financial penalties.
The Note Purchase Agreement we entered into in connection with our financings with Sigma Opportunity Fund, LLC (“Sigma”), Pacific Asset Partners, LP (“Pacific”) and Operis Partners I, LLC (“Operis”) and Sigma Berliner, LLC requires that we file and make effective a registration statement with the SEC covering the shares of common stock issuable upon conversion of each of the 7% Senior Subordinated Secured Convertible Notes Due 2008 and exercise of the accompanying warrants. We were required to file this registration statement no later than March 15, 2007. The registration statement was filed on March 19, 2007, and our selling shareholders have waived any liquidated damages which otherwise would gave accrued because of this filing delay. We are now required to use our best efforts to cause it to become effective prior to June 15, 2007 and remain effective for a period of three years, or earlier if the selling shareholders do not meet ownership thresholds set forth in the Note Purchase Agreement. If we are unable to comply with this registration requirement, we will be subject to damages equal to 2% of the aggregate purchase price paid by each purchaser for each of the first six months that we fail to meet the requirement. We cannot guarantee that we will be able to cause a registration statement covering the shares to be declared effective within the time provided, or at all. If we are unable to meet the registration requirements set forth in the Note Purchase Agreement, our net income will be reduced by the amount of damages we are required to pay.
Our 7% Senior Subordinated Secured Convertible Notes Due 2008 and the related Note Purchase Agreement contain restrictions that may limit our flexibility to take certain actions in the future, including raising additional capital.
Our 7% Senior Subordinated Secured Convertible Notes Due 2008 contain provisions that, among other things, limit our ability to:
•	incur additional indebtedness;

•	transfer or sell substantially all of our assets;

•	incur liens;

•	issue certain securities; and

•	enter into transactions with affiliates.
In addition, if we issue any securities at prices below their fair market value on the date of issue (as defined in the Notes), the conversion price of the Notes and the exercise price of our outstanding warrants will be reduced proportionately, causing further dilution to our common shareholders. The Note Purchase Agreement also gives the purchasers preemptive rights to participate in any subsequent issuances of our securities. These and other restrictions in the Notes and the Note Purchase Agreement may prevent us from raising capital in the future on advantageous terms, or at all, and may restrict some of our operating flexibility.
A default on our debt obligations could result in foreclosure on all of our assets.
At March 31, 2007, we had issued an aggregate of $6.0 million of our 7% Senior Subordinated Secured Convertible Notes Due December 29, 2008, which is secured by substantially all of our accounts, inventory, furniture, fixtures, equipment, general intangibles, patents, licenses, investment property, promissory notes, instruments, documents and tangible and electronic chattel paper (collectively, the “Collateral”), and all proceeds, products, rents and profits from the Collateral. An Event of Default with respect to such obligations and could result in, among other things, the acceleration and demand for payment of all principal and interest due and the foreclosure on the Collateral. The sale of such Collateral at foreclosure would result in a substantial disruption in our ability to operate our business and could significantly lower our revenues and profitability. We may be able to refinance or obtain extensions of the maturities of all or some of such debt only on terms that significantly restrict our ability to operate, including terms that place limitations on our ability to incur other indebtedness, to pay dividends, to use our assets as collateral for other financings, to sell assets or to make acquisitions or enter into other transactions. Such restrictions may adversely affect our ability to finance our future operations or to engage in other business activities. If we finance the repayment of our outstanding indebtedness by issuing additional equity or convertible debt securities, such issuances could result in substantial dilution to our stockholders.

FORWARD-LOOKING STATEMENTS
     “Forward-looking” statements appear throughout this prospectus. We have based these forward-looking statements on our current expectations and projections about future events. The important factors listed in this prospectus under the heading entitled “Risk Factors,” as well as all other cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in these “forward-looking” statements. It is important to note that the occurrence of the events described in these considerations and elsewhere in this prospectus could have an adverse effect on the business, results of operations or financial condition of the entity affected.
     Forward-looking statements in this prospectus include, without limitation, the following:
•	our financial condition and strategic direction;

•	our future capital requirements and our ability to satisfy our capital needs;

•	the potential generation of future revenues;

•	our ability to adequately staff our service offerings;

•	opportunities for BCI from new and emerging wireless technologies;

•	our ability to obtain additional financing;

•	our growth strategy for BCI;

•	trends in the wireless telecommunications industry;

•	key drivers of change in BCI’s business;

•	our position in the wireless telecommunications industry;

•	our competitive position; and

•	other statements that contain words like “believe,” “anticipate,” “expect” and similar expressions are also used to identify forward-looking statements.
     It is important to note that all of our forward-looking statements are subject to a number of risks, assumptions and uncertainties, such as (and in no particular order):
•	risks associated with competition in the wireless telecommunications industry;

•	risks that we will not be able to generate positive cash flow;

•	risk that we may not be able to obtain additional financing;

•	risks associated with our history of losses;

•	risks related to a concentration in revenues from a small number of customers;

•	risks that BCI will not be able to take advantage of new and emerging wireless technologies;

•	risks that BCI will be unable to adequately staff its service offerings; and

•	any other risks referenced above under the heading “Risk Factors.”
     This list is only an example of the risks that may affect the forward-looking statements. If any of these risks or uncertainties materialize (or if they fail to materialize), or if the underlying assumptions are incorrect, then actual results may differ materially from those projected in the forward-looking statements. Additional factors that could cause actual results to differ materially from those reflected in the forward-looking statements include, without limitation, those discussed elsewhere in this prospectus. It is important not to place undue reliance on these forward-looking statements, which reflect our analysis, judgment, belief or expectation only as of the date of this report. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this prospectus.

USE OF PROCEEDS
     We are not selling any of the shares of common stock being offered by this prospectus and will receive no proceeds from the sale of the shares by the Selling Shareholders. All of the proceeds from the sale of common stock offered by this prospectus will go to the Selling Shareholders who offer and sell their shares.
     Some of the common stock offered by this prospectus may be issued upon the exercise of warrants or conversion of our 7% Senior Subordinated Secured Convertible Notes due 2008. Unless exercised on a cashless basis, we will receive proceeds from the exercise of the warrants which we will use for general corporate purposes. Additionally, conversion of our 7% Senior Subordinated Secured Convertible Notes due 2008 would reduce our future interest payments upon those notes.
MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
     Our common stock is currently quoted on the National Association of Securities Dealers-Over the Counter Bulletin Board (“OTCBB”), though we do not believe that the trading of our shares through the OTCBB constitutes an established trading market for our shares. On September 16, 2005, our trading symbol was changed to “BERL.OB” to reflect, in part, our name change. Prior to that date, our stock was traded under the symbol “NVNW.OB.” Our common stock has been previously listed on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”) and the OTCBB as follows:

From	To	Ticker	Market
September 16, 2005	Present	BERL	OTCBB
January 1, 2002	September 15, 2005	NVNW	OTCBB
December 12, 2000	December 31, 2001 *	NVNW	NASDAQ
November 22, 2000	December 11, 2000	EVNT	NASDAQ
August 25, 1999	November 21, 2000	EVNT	OTCBB
Prior to August 25, 1999		ADII	OTCBB

*	Trading was halted by NASDAQ from July 30, 2001 until December 31, 2001.
     The following table sets forth the high and low bid prices of our common stock on the applicable market for the quarterly periods indicated. On September 16, 2005, we effected a one share for each 300 shares reverse stock split that is reflected in the quarter ended September 30, 2005. Such prices reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not necessarily represent actual transactions. Generally, the volume of trading in our common shares has been low and executed trades over the OTCBB have been sporadic, leading to relatively high volatility in the bid and ask prices for our shares.

Quarter Ending	Low	High
March 31, 2007	$0.51	$1.35
December 31, 2006	0.31	0.51
September 30, 2006	0.35	1.46
June 30, 2006	0.30	0.35
March 31, 2006	0.30	0.40
December 31, 2005	0.25	1.01
September 30, 2005	0.0091	0.25
June 30, 2005	2.40	7.50
March 31, 2005	2.40	8.40
December 31, 2004	1.50	8.40
September 30, 2004	6.60	10.20
June 30, 2004	6.30	9.00
March 31, 2004	6.00	9.60

     As of May 8, 2007, there were approximately 1,191 record holders of our common stock.
     The last reported trading price per share of our common stock was $1.09 on May 8, 2007. On May 8, 2007, the bid price for our common stock was $1.05 and the ask price was $1.10.
     We have not paid cash dividends on our common stock nor do we anticipate doing so in the foreseeable future. Under the terms of our 7% Senior Subordinated Secured Convertible Notes due 2008, we are not permitted to pay any dividend or make any distribution on shares of our common stock held in treasury other than dividends or distributions payable only in shares of our common stock.
      The total value of the common stock underlying the convertible notes and warrants, calculated using the most recently reported trading prices on the dates the related overlying securities were sold to the Selling Shareholders, would be $5,464,136.
Shares Eligible for Future Sale
     In addition to the shares offered by this prospectus that are issuable upon conversion or exercise of our outstanding securities, there are 1,028,572 of our shares that are issuable upon exercise of outstanding warrants held by Punk, Ziegel & Company, L.P. and the former owners of Digitcom.
     We have also issued options under our benefit plans to our employees, officers and directors to purchase up to 1,422,403 additional shares, which shall be registered upon their issuance pursuant to our registration statement on Form S-8 under the Securities Act filed on August 4, 2000, as amended. As of March 13, 2007, 636,903 of those options were exercisable within 60 days.
     An additional 13,537,871 outstanding shares not offered by this prospectus are held by affiliates of ours, including 13,537,814 shares held by Old Berliner. These shares may only be sold pursuant to the time, manner and volume restrictions set forth in Rule 144 under the Securities Act. In general under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including a person who may be deemed to be an “affiliate” of the Company as that term is defined under the Securities Act, is entitled to sell within any three-month period a number of shares beneficially owned for at least one year that does not exceed the greater of (i) 1% of the then outstanding shares of common stock or (ii) the average weekly trading volume of the outstanding shares of common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about us. A person (or persons whose shares are aggregated) who is not an “affiliate” of the Company during the 90 days immediately preceding a proposed sale by such person and who has beneficially owned “restricted securities” for at least two years is entitled to sell such shares under Rule 144(k) without regard to the volume, manner of sale, public information or notice requirements. As defined in Rule 144, an “affiliate” of an issuer is a person that directly or indirectly controls, or is controlled by, or is under common control with such issuer. In general, under Rule 701 under the Securities Act as currently in effect, any employee, consultant or advisor of the company who purchases shares from the company in connection with a compensatory stock or option plan or other written agreement related to compensation is eligible to resell such shares 90 days after the effective date of the offering in reliance on Rule 144, but without compliance with certain restrictions contained in Rule 144.
     There is not currently an established trading market for our shares of common stock and no predictions can be made of the effect, if any, that future sales of shares of common stock described above, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices of the common stock.
      As of May 8, 2007, a total of 3,497,543 of our issued and outstanding shares were held by persons who are not affiliates of ours.
Stock Option Plans
     At December 31, 2006, we sponsored two stock option plans, the 1999 Omnibus Securities Plan (the “1999 Plan”) and the 2001 Equity Incentive Plan (the “2001 Plan”), collectively (the “Plans”). We also have outstanding options that were granted outside of the Plans.

     The 1999 Plan provides for the grant of incentive stock options and non-qualified stock options. The terms of the options are set by our Board of Directors. The options expire no later than ten years after the date the stock option is granted. The number of shares authorized for grants under the Plan is 15% of the total outstanding common stock, provided that no more than 13,333 options (adjusted for the reverse stock split on September 16, 2005) can be “incentive” stock options. The 2001 Plan provides for the grant of a maximum of 40,000 incentive stock options (adjusted for the reverse stock split on September 16, 2005) that expire no later than ten years after the date the stock option is granted.
     The following table provides information, as of June 30, 2006, with respect to all compensation plans and individual compensation arrangements under which equity securities are authorized for issuance to employees or non-employees:

	(A)		(B)	(C)
				Number of securities
				remaining available for
	Number of Securities to		Weighted average	future issuance under
	be issued upon exercise		exercise price	equity compensation plans
	of outstanding options,		of outstanding options,	(excluding securities
Plan Category	warrants and rights		warrants and rights	reflected in column (A)
Equity Compensation on Plans Approved by Security Holders	501,024	(a)	$70.82	2,094,205
Equity Compensation on Plans Not Approved by Security Holders	18,704	(b)	$6,787.76	None

	519,728		$12.63	2,094,205

(a)	Represents options granted under our 1999 Omnibus Securities Plan and our 2001 Equity Incentive Plan, each of which was approved by our stockholders (the “Option Plans”).

(b)	Represents options granted under stand-alone option agreements, which were not associated with the Option Plans, and which vested over three or four-year periods.
Comparative Stock Performance
     The graph below compares the cumulative total stockholder return on the Company’s Common Stock for the five years ended June 30, 2006, with the cumulative total return on the NASDAQ Composite Index and the NASDAQ Telecommunications Index over the same period (assuming an investment of $100 in the Company’s Common Stock, the NASDAQ Composite Index and the NASDAQ Telecommunications Index on July 1, 2000, and reinvestment of all dividends).

	BERL
	Closing	NASDAQ	NASDAQ
	Bid Price	Composite	Telecom
6/30/00	$100.00	$100.00	$100.00
6/30/01	2.26	54.49	35.79
6/30/02*	0.32	36.89	11.89
6/30/03	0.29	40.92	16.83
6/30/04	0.16	51.63	21.37
6/30/05	0.05	51.86	21.27
6/30/06	0.03	54.77	22.19

*	Trading halted by NASDAQ during the period July 31, 2001 to December 31, 2001.

SELECTED FINANCIAL DATA
     The following table presents consolidated selected financial information. The statement of operations data for year ended June 30, 2006, the six months ended June 30, 2005 and the years ended December 31, 2004 and 2003 and the balance sheet data as of June 30, 2006 and 2005 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 2002 and 2001, and the balance sheet data as of December 31, 2004, 2003, 2002 and 2001, have been derived from our audited consolidated financial statements that are not included herein. The statement of operations data for the six months ended December 31, 2006 and 2005 and the six months ended June 30, 2004, and the balance sheet data as of December 31, 2006 and June 30, 2004, has been derived from unaudited consolidated financial statements that, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to state fairly the data for such periods. The results of operations for the interim periods are not necessarily indicative of the operating results for the entire year or any future period. After the Acquisition in February 2005, we adopted the accounting year end of June 30.
     The information included in this table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus. The information below is presented in thousands of dollars, except for share and per share data.

	Six months ended			Six months ended
	December 31,		Year ended	June 30,		Year ended December 31,
Statements of Operations Data:	2006	2005	June 30, 2006	2005	2004	2004	2003	2002	2001
Revenues	$21,493	$19,765	$39,325	$10,196	$7,422	$15,286	$17,956	$22,939	$39,508
Gross margin	7,118	4,959	11,123	2,857	2,495	5,681	4,857	4,504	8,742
Operating income (loss)	1,132	551	1,435	(1,090)	(611)	(775)	(1,667)	(4,753)	(2,639)
Net income (loss) applicable to common shareholders (1)	591	(19,226)	(18,681)	(1,191)	(628)	(837)	5,061	(6,730)	(3,673)
Net income (loss) applicable to common shareholders (1) per common share
Basic and diluted	$0.03	$(1.89)	$(1.38)	$(2.36)	$(9.31)	$(12.41)	$91.27	$(166.39)	$(90.81)
Weighted average number of common shares outstanding
Basic	17,034,998	10,185,125	13,581,842	504,438	67,414	67,414	55,446	40,449	40,449
Diluted	17,272,929	10,185,125	13,581,842	504,438	67,414	67,414	55,446	40,449	40,449

	December 31,		June 30,	June 30,		December 31,
Balance Sheet Data:	2006	2005	2006	2005	2004	2004	2003	2002	2001
Current assets	$3,646	$11,499	$534	$6,687	$4,334	$4,567	$6,405	$8,732	$15,507
Total assets	18,207	12,207	14,256	7,516	5,036	5,193	7,244	10,031	17,459
Current liabilities	11,031	9,530	10,910	5,455	3,233	3,887	4,850	4,493	6,350
Long-term debt	2,385	149	163	254	720	431	683	187	9,796
Shareholders’ equity (deficit)	4,766	2,527	$3,158	1,807	1,083	874	1,711	(5,408)	1,313

(1)	On September 16, 2005, we recorded a deemed dividend of approximately $19.9 million due to the reduction in the conversion price of our outstanding convertible preferred stock in computing net loss applicable to common stockholders. The deemed dividend on preferred stock was recorded as the excess of the fair value of the consideration transferred to the preferred holders over the carrying value of the preferred stock on our balance sheet prior to the conversion. This amount is deemed to represent a return to the preferred holders and therefore, is treated in a manner similar to dividends paid to holders of preferred stock in the calculation of earnings per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
     The following discussion should be read in conjunction with the consolidated financial statements and the related notes that are set forth under the heading “Financial Statements and Supplementary Data” elsewhere in this prospectus.
Basis of Presentation
     We are a leading contractor to the wireless communications industry, providing a wide range of services. Our core activities include real estate site acquisition and zoning; infrastructure equipment construction and installation; radio frequency and network design and engineering; radio transmission base station installation and modification; and in-building network design, engineering and construction. We provide some or all of these services to our customers, most of which are companies in the wireless telecommunications and/or data transmission industries, as well as to utility companies and governments. Our customers rely on us to assist them in planning, site location and leasing. For a more complete discussion of our business, see the section of this prospectus entitled “Business” below.
     We currently report our financial results on the basis of two reportable segments: (1) infrastructure construction and technical services and (2) real estate acquisition and zoning.
     The consolidated statement of operations for the six months ended June 30, 2005 gives effect to the recapitalization of Old Berliner as if it occurred on January 1, 2005 and includes the accounts of Berliner and BCI, its wholly owned subsidiary, since the date of the Acquisition. The unaudited consolidated statement of operations for the six months ended June 30, 2004, and the audited consolidated statement of operations for the years ended December 31, 2003, and 2004 are the accounts of Old Berliner.
Industry Background
Wireless Telecommunications Networks
     Wireless telecommunications networks are built using radio-based systems that allow a telephone set or data terminal to communicate without a metallic or optical cord or wire equipment. The life cycle of a wireless network continually evolves and consists of several phases, including strategic planning, design, deployment, expansion, operations and maintenance. During the strategic planning phase, operators pursue the licenses necessary to build out a wireless system and make decisions about the type of technology and equipment to be used, where it will be located and how it will be configured. Technical planning and preliminary engineering designs are often required to decide on a deployment strategy and determine construction costs and the revenue generating ability of the wireless system.
     Following acceptance of a wireless network design, access to land or building rooftops must be secured for towers or telecommunications equipment, including radio base stations, antennae and supporting electronics. Each site must be qualified in a number of areas, including zoning ordinance requirements, regulatory compliance and suitability for construction. Detailed site location designs are prepared and radio frequency engineers review interference to or from co-located antennae. Construction and equipment installation then must be performed and site performance is measured after completion of construction. Finally, professional technicians install and commission the new radio equipment, test it, integrate it with existing networks and tune the components to optimize performance.
     Once a wireless network becomes operational and the number of subscribers increases, the system must be expanded to increase system coverage and capacity. In addition, the wireless system must be continually updated and optimized to address changes in traffic patterns and interference from neighboring or competing networks or other radio sources. Operations and maintenance also involves tuning the network to enable operators to compete more effectively in areas where there are multiple system operators.

     Finally, as new technologies are continuously developed, wireless service providers must determine whether to upgrade their existing networks or deploy new networks utilizing the latest available technologies. Overlaying new technologies, such as late second generation, third generation and fourth generation (“2.5G”, “3G” and “4G,” respectively), onto an existing network or deploying a new network requires operators to reengage in the strategic planning, design, deployment, expansion, operations and maintenance phases of a new cycle in the life of an existing or new network.
Growth and Evolution of the Wireless Telecommunications Industry
     Worldwide use of wireless telecommunications has grown rapidly as cellular and other emerging wireless communications services have become more widely available and affordable for the mass business and consumer markets. The rapid growth in wireless telecommunications is driven by the dramatic increase in wireless telephone usage, as well as strong demand for wireless Internet and other data services. In a report by the Cellular Telecommunications and Internet Association published in April 2006, there were approximately 208 million wireless subscribers in the United States in 2005, an increase of 7% over the prior year that accounted for approximately $8.6 billion wireless service revenue from data applications, an increase of 86%.
     Wireless access to the Internet is in an early stage of development and growing rapidly as web-enabled devices become more accessible. Demand for wireless Internet access and other data services is accelerating the adoption of new technologies, such as those embodied in 3G and 4G, to enable wireless networks to deliver enhanced data capabilities. Examples of wireless data services include e-mail, messaging services, Wi-Fi, WiMax, music on-demand, m-banking, locations-based services and interactive games.
Industry Challenges
     Around the middle of 2000, the major wireless carriers began evaluating their costs for engineering and constructing wireless sites and as a result those expenses became an important issue. At that time, several well-funded private and public firms entered the industry as high-level general contractors. Bechtel Corporation, General Dynamics Corporation and Ericsson, Inc. and other similarly situated companies put themselves between the larger wireless service providers, like Sprint, Nextel, AT&T Wireless Services, Inc., Cingular Wireless Services, Inc., and T-Mobile USA, Inc., and their former contractors, such as Old Berliner, by negotiating flat rate pricing. Many contracting firms entered into agreements with limited knowledge of the actual cost to complete the work, resulting in many lower than market bids. As a result, many smaller subcontractors could not compete at such reduced margins. During 2004, the wireless carriers also significantly reduced the number of sites they were going to build. These factors contributed to industry attrition in the equipment construction and installation sector. They also had a severe negative effect on Old Berliner’s profitability. We believe that now we have the size, scope and resources to re-establish our direct-to-carrier sales model due to our increased capabilities.
Position in Industry
     We believe that the large wireless carriers are not entirely satisfied with their experience with the large contracting or project management firms, and that this dissatisfaction might create an opportunity for full, “self-performing” service firms, such as us, with the ability to handle significant volume, to take over a portion of the work currently being performed by such firms.
     Another significant change affecting the wireless telecommunications industry was the implementation of Local Number Portability (“LNP”), which went into place in November of 2003. LNP allows a customer to take his or her telephone number with him or her to another carrier in the same geographic service area. We believe that such an occurrence prompted the major wireless carriers to re-examine ways to improve the performance of their networks, which may include an association with a smaller service provider, such as Berliner. Increased activations and decreased customer turnover were two other developments in 2003 that placed additional pressure on the networks. These factors have prompted the construction of additional sites, which could provide opportunities to provide additional services for such firms. This position is referred to as “tier one status.” As a “tier one” player, we receive purchase orders directly from the end user customer, the wireless carriers. This situation enhances our profitability by removing a layer of costs from our projects.

     Those and other events are putting additional pressure on the major wireless carriers to outsource certain services, resulting in a rise in prices for self-performing contractors and increased margins for companies with the ability to meet those needs. For example, we have been and expect to continue assisting a complete overlay of Sprint’s network with an evolution, data only (“EVDO”), solution and a comprehensive upgrade of Nextel’s 800 MHz network in several of the geographic areas in which we operate. We may also benefit from new developments in wireless technology and additional consolidation in the telecommunications industry.
Key Drivers of Change in Our Business
     Historically, the key drivers of change in the wireless telecommunications industry have been:
•	the issuance of new or additional licenses to wireless service providers;

•	the introduction of new services or technologies;

•	the increase in the number of subscribers served by wireless service providers;

•	the increasing complexity of wireless systems in operation;

•	the current consolidation in the telecommunications sector; and

•	the advent of real spending to rebuild and improve other communications networks, such as Public Safety Networks, that we can assist with through our specialty communication services division. Each of these key drivers is discussed below.
     The issuance of new or additional licenses to wireless service providers. After receiving new or additional licenses necessary to build out their wireless systems, wireless service providers must make decisions about what type of technology and equipment will be used, where it will be deployed and how it will be configured. In addition, detailed site location designs must be prepared and radio frequency engineers must review interference to or from co-located antennae. Construction and equipment installation must then be performed and professional technicians must install and commission the new radio equipment, test and integrate it with existing networks and tune the components to optimize performance.
     The introduction of new services or technologies. Although wireless service providers traditionally have relied upon their internal engineering workforces to address a significant portion of their wireless network needs, the rapid introduction of new services or technologies in the wireless market and the need to reduce operating costs in many cases have resulted in wireless service providers and equipment vendors focusing on their core competencies, and as a result, outsourcing an increasing portion of their network services. In addition, the Federal Communications Commission (the “FCC”), in November of 2003, began requiring wireless service providers to provide LNP to customers, which makes it easier for consumers to switch wireless service providers by giving consumers the ability to do so without changing their phone numbers. LNP increases the complexity of call processing, number administration, service assurance and network operations. We believe that nearly every United States-based wireless service provider has been and will continue upgrading its network in order to mitigate the potential for customer termination, or churn, as a result of the implementation of LNP. Such efforts involve providing both additional network capacity and expanded geographic coverage to address wireless customers’ perceptions of network quality.
     The increases in the number of wireless subscribers served by wireless providers. The increases in the number of subscribers served by wireless service providers, with the concomitant increase in usage by those subscribers and scarcity of wireless spectrum, require such carriers to expand and optimize system coverage and capacity to maintain network quality. The wireless system also must be continually updated and optimized to address changes in traffic patterns and interference from neighboring or competing networks or other radio sources.
     The increasing complexity of wireless systems in operation. As new technologies are developed, wireless service providers must determine whether to upgrade their existing networks or deploy new networks utilizing the latest available technologies in order to maintain their market share. For example, overlaying new technologies, such as 2.5G, 3G and 4G, with an existing network or deploying a new network requires wireless service providers to reengage in the strategic planning, design, deployment, expansion, operations and maintenance phases of a new cycle in the life of an existing or new network.

     The current consolidation in the telecommunications sector. In light of recent consolidation in the telecommunications sector, wireless service providers are faced with issues regarding the integration of separate telecommunications networks. This may provide us with the opportunity to provide services relating to performing network compatibility testing and resolving integration solutions. We provide significant modification work to existing networks besides the construction of new wireless sites.
Plan of Operation
     We believe it will be necessary to take the following steps within the next 12 months in order to meet our revenue goals and to achieve increased profitability:
     Increase Staffing. As a service provider, our potential for growth will be limited, notwithstanding an increased demand for our services, to the extent that we do not have the ability to hire and retain individuals with the requisite technical and field knowledge to provide such services. Because the services we offer are diverse, we may experience difficulty obtaining the appropriate level of staffing support in a timely and cost-effective manner.
     Increase Subcontractor Base. As we experience increased demand for our services, we will have to be flexible and utilize subcontractors in order to meet construction schedules to the extent we are unable to staff such jobs with existing staff. Our ability to locate and retain high quality, reliable subcontractors is a significant part of our ability to achieve our growth goals.
     Increase Marketing Activities. Although we have achieved some recognition in the wireless area, we believe that our typical customer may not be aware of our entire range of services. For example, one set of our customers may recognize us for our site acquisition and zoning or infrastructure equipment construction and installation services, without being aware that we also provide radio frequency and network design and engineering services. Accordingly, we have recognized a need to create and implement a marketing plan, quite possibly with the assistance of a professional marketing firm, with specific industry experience, to market us as a provider of the full range of wireless services. Our integrated service package might be of interest, not only to potential customers looking for complete “turn-key” solutions, but also clients who are more interested in an “a la carte” approach to their wireless needs.
     Increase Business Development Activities. We recognize the need to increase our focus on business development and customer retention. We anticipate achieving this result though a variety of means, including, without limitation, increased exposure at trade shows and customer-sponsored events.
     Seek Strategic Acquisitions. We will continue to look for acquisitions of compatible businesses that can be assimilated into our organization, expand our geographic coverage and add accretive earnings to our business. Our preferred acquisition candidates will have experience with an engineering capacity in a design-build format, an expansive customer base, and a favorable financial profile. On February 28, 2007, our wholly-owned subsidiary BCI Communications, Inc. entered into an Asset Purchase Agreement with Digital Communication Services, Inc. and its affiliates for the purchase of substantially all of its assets. This acquisition has expanded our presence in Texas and we hope it will expand our customer base and improve our overall financial profile.
Major Customers
     We currently depend, and expect to continue to depend in the near future, upon a relatively small number of customers for a significant percentage of our operating revenues. Our customers generally include wireless carriers and other large companies involved in the telecommunications industry. In most cases, our actual customers are local or regional divisions of the large companies. A significant reduction in sales to any of our large customers or a customer exerting significant pricing and margin pressures on us would have a material adverse effect on our results of operations. There can be no assurance that present or future customers will not terminate their arrangements with us or significantly reduce the amount of services requested from us. Any such termination of a relationship or reduction in use of our services could have a material adverse effect on our results of operations or financial condition (see section entitled “Business – Major Customers”).

Results of Operations
     The following table presents consolidated selected financial information. The statement of operations data for the six months ended December 31, 2006 and 2005, has been derived from unaudited consolidated financial statements that, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to state fairly the data for such period.

	Six months ended
	December 31,
	2006	2005
	(Unaudited)
Revenues	$21,492,748	$19,764,788
Costs of revenues	14,374,284	14,805,665

Gross margin	7,118,464	4,959,123
Selling, general and administrative expenses	5,864,757	4,285,188
Depreciation and amortization	119,093	124,045
(Gain) loss on sale of fixed assets	2,517	(759)

Income from operations	1,132,097	550,649
Other (income) expense:
Interest expense	54,645	26,863
Interest income	(8,411)	(6,188)
Gain on sale of equity of investment, net of losses	—	(97,995)
Other	(14,488)	(84,999)

Income before income taxes	1,100,351	712,968
Income tax expense	508,926	3,050

Net income	$591,425	$709,918
Deemed Series B and D preferred dividends	—	19,935,779

Net income (loss) allocable to common shareholders	$591,425	$(19,225,861)

Balance Sheet data:

	December 31,
	2006	2005
Cash and cash equivalents	$3,646,043	$667,322
Working capital	$6,012,587	$1,968,815
Total assets	$18,207,287	$12,206,915
Long term liabilities	$2,411,120	$149,410
Total liabilities	$13,441,737	$9,679,617
Stockholders’ equity	$4,765,550	$2,527,298
Six months ended December 31, 2006 Compared to Six months ended December 31, 2005
     Revenues. We had revenues of $21.5 million for the six months ended December 31, 2006, versus $19.8 million for the six months ended December 31, 2005. Revenues from our infrastructure construction and technical services segment accounted for 78% and 94% in the six months ended December 31, 2006, and 2005, respectively. Revenues in our infrastructure construction and technical services segment decreased 11% to $16.7 million for the six months ended December 31, 2006 from $18.6 million for the six months ended December 31, 2005. Revenues from our real estate site acquisition and zoning services segment accounted for 22% and 6% for the six months ended December 31, 2006, and 2005, respectively. Revenues in our real estate acquisition and zoning segment increased 422% to $4.7 million in the six months ended December 31, 2006 from $1.1 million for the six months ended December 31, 2005. The increase was primarily due to additional volume from a large project from one of our customers.

     Cost of Revenues. Our cost of revenues was $14.4 million for the six months ended December 31, 2006, versus $14.8 million for the six months ended December 31, 2005. The cost of revenues for our infrastructure construction and technical services segment was $11.6 million and $13.9 million for the six months ended December 31, 2006, and 2005, respectively. The cost of revenues for our real estate acquisition and zoning segment was $2.7 million and $877,000 for the six months ended December 31, 2006, and 2005, respectively, an increase that was directly attributable to the increase in revenue from this segment.
     Gross Margin. Our gross margin for the six months ended December 31, 2006, was $7.1 million, or 33% of revenues, as compared to $5.0 million, or 25% of revenues, for the six months ended December 31, 2005. The increase in our gross margin as a percentage of revenues of 8% can be attributed to the shift in the type of revenues generated in the six months ended December 31, 2006, as compared to the six months ended December 31, 2005. Historically, we have had higher margins on our real estate acquisition and zoning services than on infrastructure construction and technical services. The gross margin for our infrastructure construction and technical services segment was $5.1 million, or 31% of that segment’s revenues, and $4.7 million, or 25% of that segment’s revenues, for the six months ended December 31, 2006, and 2005, respectively. The gross margin for our real estate acquisition and zoning segment was $2.0 million, or 42% of that segment’s revenues, and $251,000, or 22% of that segment’s revenues, for the six months ended December 31, 2006, and 2005, respectively. This increase in the gross margin for our real estate acquisition and zoning segment is attributable to improved margins from a large project from one of our customers.
     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 37% during six months ended December 31, 2006, to $5.9 million from $4.3 million in the six months ended December 31, 2005. The increase in selling, general and administrative expenses resulted primarily from the additional costs associated with increased staffing and the additional $425,000 relative to our potential state sales tax liability for prior years.
     Selling, general and administrative expenses for the six months ended December 31, 2006, consisted primarily of (i) $3.4 million of salaries and benefits, (ii) $235,900 of legal and professional fees, (iii) $441,700 of business insurance, (iv) $301,800 of office rents, (v) $214,300 of travel and entertainment, (vi) $283,100 of office expenses including telephone and utilities and (vii) $962,500 of other general operating expenses (including the $425,000 of additional potential sales tax liability). Selling, general and administrative expenses for the six months ended December 31, 2005, consisted primarily of (i) $2.6 million of salaries and benefits, (ii) $184,200 of legal and professional fees, (iii) $361,100 of business insurance, (iv) $293,600 of office rents, (v) $225,000 of travel and entertainment, (vi) $266,400 of office expenses including telephone and utilities and (vii) $368,800 of other general operating expenses. We anticipate that selling, general and administrative expenses will remain constant during our third and fourth fiscal quarters of fiscal 2007 other than the one time additional costs associated with the state sales tax liability.
     Depreciation and Amortization. Depreciation recorded on fixed assets during the six months ended December 31, 2006 totaled $119,100, as compared to $124,000 for six months ended December 31, 2005. The decrease in depreciation is due to certain assets being fully depreciated. Amortization was recorded on debt issuance costs and accretion of long-term debt totaled $5,300 during the quarter ended December 31, 2006.
     Loss in Equity Investments. Loss in equity investments for the six months ended December 31, 2005, results from our minority ownership interest in Paciugo that was accounted for under the equity method of accounting. Under the equity method, our proportionate share of each subsidiary’s operating loss is included in equity in loss of investments. We sold our interest in Paciugo on December 30, 2005 and recorded a gain of $200,000.
     Other (Income). Other income during the six months ended December 31, 2005, includes a recovery of $88,000 of legal fees previously expensed, which had been paid on behalf of a third party.
     Income Taxes. At June 30, 2005, we have net operating loss carry-forwards for federal and state income tax purposes of $3.0 million expiring in 2025, which may be applied against future taxable income. As a result of the Acquisition, net operating loss carry-forwards of Old Berliner in the amount of $3.4 million were lost and net operating loss carry-forwards of Novo of $800,000 were retained, resulting in a reduction in the valuation allowance of $2.6 million.
Fiscal year ended June 30, 2006 compared to six months ended June 30, 2005
     Revenues. We had revenues of $39.3 million for the year ended June 30, 2006, versus $10.2 million for the six months ended June 30, 2005. Revenues from infrastructure construction and technical services accounted for $35.5 million, or 90% of total revenues, and $9.0 million, or 89% of total revenues, for the year ended June 30, 2006, and for the six months ended June 30, 2005, respectively. Revenues from real estate site acquisition and zoning services accounted for $3.8 million, or 10% of total revenues, and $1.2 million, or 11% of total revenues, respectively. The increase in revenues in the year ended June 30, 2006, versus the six months ended June 30, 2005, is due to an additional six months of operations and the increased spending from our customers in infrastructure construction and technical services in order to improve their networks in preparation for future offerings of video and music and reduced spending in real estate acquisition and zoning services.
     Cost of Revenues. Our cost of revenues was $28.2 million for the year ended June 30, 2006, versus $7.3 million for the six months ended June 30, 2005. The cost of revenues for our infrastructure construction and technical services segment was $25.5 million for the year ended June 30, 2006 and $6.6 million for the six months ended June 30, 2005. The cost of revenues for our real estate acquisition and zoning segment was $2.7 million for the year ended June 30, 2006 and $719,000 for the six months ended 2005. The increase in the cost of revenues for the year ended June 30, 2006, versus the six months ended June 30, 2005, is primarily due to an additional six months of operations and a general increase in revenues due to the increased spending from our customers.
     Gross Margin. Our gross margin for the year ended June 30, 2006 was $11.1 million, or 28% of revenues, as compared to $2.8 million, or 28% of revenues, for the six months ended June 30, 2005. The gross margin for our infrastructure construction and technical services segment was $10.0 million, or 28% of that segment’s revenues, for the twelve months ended June 30, 2006 and $2.4 million, or 26% of that segment’s revenues, for the six months ended June 30, 2005. The gross margin for our real estate acquisition and zoning segment was $1.2 million, or 30% of that segment’s revenues, for the year ended June 30, 2006 and $431,000, or 37% of that segment’s revenues, for the six months ended June 30, 2005. Our gross margin on our real estate acquisition and zoning segment decreased due to more competitive bidding on certain contracts.
     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased during the year ended June 30, 2006 to $9.4 million from $3.8 million in the six months ended June 30, 2005. The increase in selling, general and administrative expenses during the year ended June 30, 2006, as compared to the six months ended June 30, 2005, resulted primarily from the additional six months of operations, additional costs due to an increased number of employees and additional office and warehouse facilities to handle our increased revenue. Selling, general and administrative expenses as a percentage of revenues decreased from 38% to 24% in the year ended June 30, 2006, as compared to the six months ended June 30, 2005 due to the increased revenues during the year ended June 30, 2006, without a corresponding increase in our selling, general and administrative expenses.
     Selling, general and administrative expenses for the year ended June 30, 2006 consisted primarily of (i) $5.9 million of salaries and benefits, (ii) $803,000 of business insurance, (iii) $438,600 of professional services, (iv) $594,200 of office rents, (v) $441,300 of travel and entertainment, (vi) $324,200 of office expenses including telephone and utilities, (vi) $172,000 of repairs and maintenance and (vii) $773,400 of other general operating expenses.
     Depreciation. Depreciation recorded on fixed assets during the year ended June 30, 2006 totaled $246,500, as compared to $139,200 for six months ended June 30, 2005. The increase in depreciation is due to the sale of certain fixed assets and other fixed assets becoming fully depreciated and the comparison of a year versus six months.
     Loss in Equity Investments. Loss in equity investments results from our minority ownership interest in Paciugo that was accounted for under the equity method of accounting. Under the equity method, our proportionate share of each subsidiary’s operating loss is included in equity in loss of investments. We sold our interest in Paciugo on December 30, 2005 and recorded a gain of $200,000.

     Other (Income) Expense. Other (income) expense during the year ended June 30, 2006, totaled expense of approximately $85,200, as compared to $3,900 for the six months ended June 30, 2005. The expense was comprised of an estimated liability for state sales tax for prior years offset by the recovery of $88,000 of legal fees previously expensed, which had been paid on behalf of a third party.
     Deemed preferred dividends. The deemed dividend on our Series B and D Convertible Preferred Stock was recorded as the excess of the fair value of the consideration transferred to the preferred holders as of the date of that certain Voting Agreement that was entered into at the time of the Acquisition over the carrying value of the preferred stock on our balance sheet prior to the conversion. This amount was deemed to represent a return to the preferred holders and therefore has been treated in a manner similar to dividends paid to holders of preferred stock in the calculation of earnings per share.
Six months ended June 30, 2005 compared to six months ended June 30, 2004
     In connection with the Acquisition, we adopted June 30, 2005 as our fiscal year end.
     Revenues. We had revenues of $10.2 million for the six months ended June 30, 2005, versus $7.5 million for the six months ended June 30, 2004. Revenues from infrastructure construction and technical services contracts accounted for $9.0 million, or 89% of total revenues, and $5.9 million, or 80% of total revenues, in the six months ended June 30, 2005, and 2004, respectively. Revenues from real estate site acquisition and zoning services accounted for $1.2 million, or 11% of total revenues, and $1.5 million, or 20% of total revenues, in the six months ended June 30, 2005, and 2004, respectively. The increase in revenues in the six months ended June 30, 2005, versus the six months ended June 30, 2004, was due to increased spending from our customers in infrastructure and equipment construction and installation and radio frequency engineering in order to improve their networks in preparation for future offerings of video and music.
     Cost of Revenues. Our cost of revenues was $7.3 million for the six months ended June 30, 2005, versus $4.9 million for the six months ended June 30, 2004. The cost of revenues for our infrastructure construction and technical services segment was $6.6 million for the six months ended June 30, 2005 and $3.9 million for the six months ended June 30, 2004, and increase primarily attributable to the increased revenues in that segment. The cost of revenues for our real estate acquisition and zoning segment was $719,000 for the six months ended June 30, 2005 and $981,000 for the six months ended 2004.
     Gross Margin. Our gross margin for the six months ended June 30, 2005 was $2.9 million, or 28% of revenues, as compared to $2.5 million, or 34% of revenues, for the six months ended June 30, 2004. The decrease in gross margin percentage was attributed to the shift in the type of revenues generated in the six months ended June 30, 2005, as compared to the six months ended June 30, 2004. The gross margin for our infrastructure construction and technical services segment was $2.4 million, or 26% of that segment’s revenues, for the six months ended June 30, 2005 and $2 million, or 34% of that segment’s revenues, for the six months ended June 30, 2004. The gross margin for our real estate acquisition and zoning segment was $431,000, or 37% of that segment’s revenues, for the six months ended June 30, 2005 and $525,000, or 35% of that segment’s revenues, for the six months ended June 30, 2004.
     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 30% during the six months ended June 30, 2005 to $3.8 million from $2.9 million in the six months ended June 30, 2004. The increase in selling, general and administrative expenses during the six months ended June 30, 2005, as compared to the six months ended June 30, 2004, resulted primarily from general administration costs of $550,000 from Novo that included the salaries of two of our senior executives, legal and accounting fees associated with the Acquisition, business insurance and office expenses. In addition to the costs associated with the Acquisition, we incurred additional costs due to an increased number of employees and additional office and warehouse facilities to handle our increased revenue.
     Selling, general and administrative expenses for the six months ended June 30, 2005 increased due to increased revenues of 37%, or $2.8 million, and consisted primarily of (i) $2.3 million of salaries and benefits ($125,000 associated with Novo), (ii) $344,400 of business insurance ($90,000 associated with Novo), (iii) $198,900 of professional services ($165,000 of services associated with the Acquisition), (iv) $236,000 of office rents ($21,000 associated with Novo), (v) $164,400 of travel and entertainment, (vi) $226,100 of office expenses including telephone and utilities (vi) $69,200 of repairs and maintenance and (vii) $291,600 of other general operating expenses ($161,000 associated with Novo). Selling, general and administrative expenses for the six months ended June 30, 2004, consisted primarily of (i) $1.8 million of salaries and benefits, (ii) $233,500 of business insurance, (iii) $120,200 of professional services (iv) $217,200 of office rents, (v) $99,500 of travel and entertainment, (vi) $180,300 of office expenses including telephone and utilities (vi) $76,000 of repairs and maintenance and (vii) $212,900 of other general operating expenses.
     Depreciation. Depreciation recorded on fixed assets during the six months ended June 30, 2005, totaled approximately $139,200, as compared to $180,800 for six months ended June 30, 2004. The decrease in depreciation is due to the sale of certain fixed assets and other fixed assets becoming fully depreciated.
     Loss in Equity Investments. Loss in equity investments results from our minority ownership interest in Paciugo that was accounted for under the equity method of accounting. Under the equity method, our proportionate share of each subsidiary’s operating loss is included in equity in loss of investments.
Fiscal year ended December 31, 2004, compared to fiscal year ended December 31, 2003
     Revenues. We had revenues of $15.3 million for the year ended December 31, 2004, versus $18.0 million for the year ended December 31, 2003. Revenues from infrastructure construction and technical services accounted for $12.3 million, or 80% of total revenues, and $16.8 million, or 93% of total revenues, in the years ended December 31, 2004, and 2003, respectively. Revenue from real estate site acquisition and zoning services accounted for $3.0 million, or 20% of total revenues, and $1.2 million, or 7% of total revenues, in the years ended December 31, 2004, and 2003, respectively. The revenue decrease in the year ended December 31, 2004 as compared to the year ended December 31, 2003, is due to our capturing fewer contracts, a shift in customer spending and less capital spending in the wireless telecommunications industry.
     Cost of Revenues. Our cost of revenues was $9.6 million for the year ended December 31, 2004, versus $13.1 million for the year ended December 31, 2003. The cost of revenues for our infrastructure construction and technical services segment was $7.7 million for the year ended December 31, 2004 and $12.2 million for the year ended December 31, 2003. The cost of revenues for our real estate acquisition and zoning segment was $1.9 million for the year ended December 31, 2004 and $936,000 for the year ended December 31, 2003. These decreases are primarily attributable to the lower revenues earned during the year ended December 31, 2004.
     Gross Margin. Our gross margin for the year ended December 31, 2004, was $5.7 million, or 37% of revenues, as compared to $4.9 million, or 26% of revenues, for the year ended December 31, 2003. The increase in gross margin percentage can be attributed to cost reductions and improved margins on contracts received during the year ended December 31, 2004, as compared to the year ended December 31, 2003. The gross margin for our infrastructure construction and technical services segment was $4.6 million, or 37% of that segment’s revenues, for the year ended December 31, 2004 and $4.6 million, or 27% of that segment’s revenues, for year ended December 31, 2003. The gross margin for our real estate acquisition and zoning segment was $1.1 million, or 37% of that segment’s revenues, for the year ended December 31, 2004 and $241,000, or 20% of that segment’s revenues, for the year ended December 31, 2003.
     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 4% during the year ended December 31, 2004 to $6.1 million from $5.9 million in the year ended December 31, 2003. The increase in selling, general and administrative expenses during the year ended December 31, 2004, as compared to the year ended December 31, 2003, resulted primarily from salaries and wages and business insurance.
     Selling, general and administrative expenses for the year ended December 31, 2004, consisted primarily of (i) $3.7 million of salaries and benefits, (ii) $586,400 of business insurance, (iii) $312,800 of professional services (iv) $483,800 of office rents, (v) $216,300 of travel and entertainment, (vi) $362,000 of office expenses including telephone and utilities (vi) $182,700 of repairs and maintenance and (vii) $279,300 of other general operating expenses. Selling, general and administrative expenses for the year ended December 31, 2003, consisted primarily of approximately (i) $3.8 million of salaries and benefits, (ii) $278,300 of business insurance, (iii) $189,100 of professional services (iv) $513,600 of office rents, (v) $187,600 of travel and entertainment, (vi) $420,700 of office expenses including telephone and utilities (vi) $124,400 of repairs and maintenance and (vii) $384,400 of other general operating expenses.
     Depreciation. Depreciation recorded on fixed assets during the year ended December 31, 2004, totaled approximately $342,900, as compared to approximately $580,200 for year ended December 31, 2003.
     Gain on Extinguishment of Debt. In the year ended December 31, 2003, Old Berliner had a gain on the conversion of its Series A Senior Cumulative Participating Mandatorily Redeemable Convertible Preferred Stock of approximately $7.2 million.
Liquidity and Capital Resources
As of December 31, 2006 and for the six months ended December 31, 2006
     At December 31, 2006, we had consolidated current assets of approximately $17.0 million, including cash and cash equivalents of $3.6 million and net working capital of approximately $6.0 million. Historically, we funded our operations primarily through the proceeds of private placements of our common and preferred stock and borrowings under loan and capital lease agreements. Principal uses of cash during the six months ended December 31, 2006, have been to fund (i) working capital requirements; (ii) capital expenditures; and (iii) reductions in debt.
     In November 2005, we renewed our revolving credit facility, which provides for borrowings up to $1,250,000 and subsequently amended the credit facility in July 2006 and April 2007 to increase the availability to $8.0 million. The credit facility is available for working capital, capital expenditures and general corporate purposes. The credit facility interest rate is prime plus 1.5 percent. Additionally, we pay .25% per month on the outstanding balance. The credit facility is secured by substantially all of BCI’s assets and a guarantee from Berliner. The balance outstanding at December 31, 2006 and June 30, 2006, was approximately $501,800, and $1.1 million, respectively. The credit facility is renewable on a month-to-month basis.
     On December 29, 2006, we entered into a Note Purchase Agreement with Sigma Opportunity Fund, L.P. (“Sigma”) for the issuance and sale of a 7% Senior Subordinated Secured Convertible Note due on December 29, 2008, in the original principal amount of $3.0 million due on December 29, 2008. In addition, on February 2, 2007, we entered into Joinder Agreements to the Note Purchase Agreement with Pacific Asset Partners and Operis Partners I LLC to issue a second and third 7% Senior Subordinated Secured Convertible Note due on December 29, 2008 in the original principal amounts of $1.0 and $0.5 million, respectively. On February 15, 2007, we entered into a fourth and final agreement with Sigma Berliner, LLC, an affiliate of Sigma, to raise an additional $1.5 million through the issuance of another 7% Senior Subordinated Secured Convertible Note pursuant to the same terms and conditions as the December 29, 2006 Note Purchase Agreement. We will make periodic payments of interest throughout the life of the notes and may be subject to liquidated damages in the maximum amount of $720,000 if we do not meet certain registration rights requirements. We currently intend to pay, and believe we will have sufficient resources to pay, amounts owed under the notes as they come due. The gross proceeds from those issuances were approximately $6 million, which we used to fund our acquisition of Digitcom and the remainder for working capital and general corporate purposes.
     On February 28, 2007, our wholly-owned subsidiary BCI Communications, Inc. entered into an Asset Purchase Agreement with Digitcom and its affiliates for the purchase of Digitcom’s assets and business, along with land and buildings. We paid $2 million in cash and issued Digitcom a note for $1.75 million and 500,000 warrants to purchase shares of Berliner common stock. The Digitcom shareholders have an opportunity to earn an additional $1 million if certain performance objectives are met over the next three years.
     Our ability to satisfy our current obligations is dependent upon our cash on hand, borrowings under our credit facility and the operations of BCI. Our current obligations consist of capital expenditures, funding working capital and repayment of debt. In the event we do not generate positive cash flow in the near term, or if we incur unanticipated expenses for operations and are unable to acquire additional capital or financing, we will likely have to reassess our strategic direction, make significant changes to our business operations and substantially reduce our expenses until such time as we achieve positive cash flow.

     As of December 31, 2006, our backlog was approximately $16.7 million as compared to $9.4 million as of December 31, 2005, and we currently anticipate completing those backlog orders by June 30, 2007.
     The net cash provided by (used in) operating, investing and financing activities for the six months ended December 31, 2006, and 2005, is summarized below:
     Net cash provided by operating activities in the six months ended December 31, 2006, and 2005, totaled approximately $1.6 million and $285,900, respectively. During six months ended December 31, 2006, cash flow provided by operating activities primarily resulted from operating income, net of non-cash charges, of approximately $1.0 million provided by operating activities, an increase in accounts receivable of approximately $547,700 due to increased revenue during the six months ended December 31, 2006, an increase in inventories of approximately $44,500, a decrease in prepaid and other assets of approximately $274,700, a decrease in accounts payable of approximately $600,500, an increase in accrued liabilities of approximately $1.3 million and an increase in income taxes payable of approximately $314,300. In the six months ended December 31, 2005, cash provided by operating activities primarily resulted from operating income, net of non-cash charges, of approximately $789,600, an increase in accounts receivable of approximately $4.9 million, a decrease in inventories of approximately $50,000, a decrease in prepaid expenses and other assets of approximately $267,100 and an increase in accounts payable and accrued liabilities of approximately $4.0 million.
     Net cash used in investing activities was approximately $50,500 in six months ended December 31, 2006, and net cash provided was approximately $59,400 in the six months ended December 31, 2005, and was primarily used for the purchase of fixed assets in the current period.
     Net cash provided by financing activities was approximately $1.6 million in the six months ended December 31, 2006, and net cash used in financing activities was approximately $80,500 in the six months ended December 31, 2005. During the six months ended December 31, 2006, net cash provided by financing activities consisted of the proceeds from the Note Purchase Agreement of $3.0 million reduced by payments against our credit facility net of borrowings of approximately $609,100, reductions of other debt obligations of approximately $287,800, and debt issuance costs net of value assigned to warrants of approximately $528,600. During the six months ended December 31, 2005, net cash used in financing activities consisted of net borrowings from our credit facility of approximately $39,600 and payments net of borrowings from long-term debt and capital leases of approximately $120,000.
     We believe our existing cash, cash equivalents and line of credit will be sufficient to meet our cash requirements in the near term. However, we used funds from our existing line of credit to pay the cash portion of the consideration for our recent acquisition of Radian Communication Services, Inc. Accordingly, we will be limited in our ability to use our line of credit to fund our working capital requirements should the need arise. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of capital expenditures to support our contracts and expansion of our sales and marketing efforts. We cannot assure you that additional equity or debt financing will be available on acceptable terms, or at all. Our sources of liquidity beyond twelve months, in management’s opinion, will be our then current cash balances, funds from operations, if any, and our current credit facility and any additional equity or credit facilities we can arrange. We have no existing agreements with third parties to provide us with sources of liquidity and capital resources beyond twelve months.
As of June 30, 2006 and for the year ended June 30, 2006 and the six months ended June 30, 2005
     At June 30, 2006, we had consolidated current assets of approximately $13.5 million, including, cash and cash equivalents of approximately $534,400 and net working capital of approximately $2.6 million. Historically, we funded our operations primarily through the proceeds of private placements of our common and preferred stock and borrowings under loan and capital lease agreements. Principal uses of cash during the year ended June 30, 2006, have been to fund capital expenditures and working capital requirements.
     On March 17, 2005, we concluded negotiations with Presidential Corporation of Delaware Valley (“Presidential”) regarding the establishment of a credit facility for BCI totaling $1,250,000. Presidential has a security interest on all of the BCI assets and a guaranty from us as collateral for the repayment of any borrowings under the credit facility. The credit facility interest rate is prime plus two percent (2%) (as of June 30, 2006, the prime rate was 8.25%). On July 28, 2006, Presidential increased the credit facility to $2,500,000 and we had approximately $1.1 million borrowed as of June 30, 2006. The balance outstanding at December 31, 2006 was approximately $501,800.
     The net cash provided by or used in operating, investing and financing activities for the year ended June 30, 2006, and the six months ended June 30, 2005, respectively, is summarized below:
     Cash used in operating activities in the year ended June 30, 2006, totaled approximately $223,700 as compared to cash used in operating activities of approximately $1.6 million in the six months ended June 30, 2005. During year ended June 30, 2006, cash flow used in operating activities primarily resulted from operating income, net of non-cash charges, of $1.6 million, an increase in accounts receivable of $7.2 million due to increased revenue during the year ended June 30, 2006, a decrease in inventories of $184,600, a decrease in prepaid expenses and other assets of $274,200, an increase in accounts payable of $3.1 million, an increase in accrued liabilities of $1.6 million mainly contributable to subcontracts costs associated with our increased revenues and an increase in income tax payable of $128,000. In the six months ended June 30, 2005, cash flow used by operating activities primarily resulted from operating losses, net of non-cash charges, of $970,200, an increase in accounts receivable of $1.9 million, a decrease in inventories of $9,000, an increase in prepaid expenses and other assets of $32,700, an increase in accounts payable of $505,600 and an increase in accrued and other liabilities of $784,200.
     Investing activities used $75,000 and $29,000 in the year ended June 30, 2006, and in the six months ended June 30, 2005, respectively. The primary net cash used in investing activities was the purchase of fixed assets offset by proceeds from the sale of fixed assets and an equity investment.
     Financing activities provided $430,500 and used $155,200 in the year ended June 30, 2006, and in the six months ended June 30, 2005, respectively. The primary net cash provided in the year ended June 30, 2006, was additional borrowings and the primary net cash used in financing activities during the six months ended June 30, 2005, was to reduce our debt obligations.
Off-Balance Sheet Arrangements
     We currently have no off-balance sheet arrangements.
Contractual Obligations
     We believe our existing cash, cash equivalents and line of credit will be sufficient to meet our cash requirements in the near term. We may seek additional financing to fund potential acquisitions. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of capital expenditures to support our contracts and expansion of sales and marketing. We cannot assure you that additional equity or debt financing will be available on acceptable terms, or at all. Our sources of liquidity beyond twelve months, in management’s opinion, will be our then current cash balances, funds from operations, if any, and our current credit facility and any additional equity or credit facilities we can arrange. We have no other agreements or arrangements with third parties to provide us with sources of liquidity and capital resources beyond twelve months.
     As of June 30, 2006, the following represents our contractual obligations over the next five years (these amounts are inclusive of interest, which is immaterial):

		Payments due in fiscal year ended June 30,
						2011 and
	Total	2007	2008	2009	2010	thereafter
Long-term debt obligations	$536,625	$373,855	$57,210	$48,607	$43,873	$13,080

Capital lease obligations	57,186	33,095	15,512	3,765	4,094	720

Operating lease obligations	1,167,448	610,608	505,018	51,822	—	—

	$1,761,259	$1,017,558	$577,740	$104,194	$47,967	$13,800

Critical Accounting Policies
     Revenue Recognition. Revenue from radio frequency and network design and engineering, infrastructure equipment construction and installation, radio transmission base station modifications and project management services are recognized as work is performed. Revenue from real estate acquisition and zoning services is recognized upon the identification of an acceptable site and when the lease is signed between the landlord and customer. Revenue associated with multiple element contracts is allocated based on the relative fair value of the services included in the contract. Revenue from infrastructure equipment construction and installation contracts, which are generally completed within 90 days, is recorded under the percentage-of-completion method based on the percentage that total direct costs incurred to date bear to estimated total costs at completion. Losses on infrastructure equipment construction and installation contracts are recognized when such losses become known.
     Risks and Uncertainties. Financial instruments that potentially subject us to concentrations of credit risk consist primarily of accounts receivable. We routinely assess the financial strength of our customers and do not require collateral or other security to support our customer receivables. Credit losses are provided for in the consolidated financial statements in the form of an allowance for doubtful accounts. Our allowance for doubtful accounts is based upon the expected collectibility of all of our accounts receivable. We determine our allowance by considering a number of factors, including the length of time it is past due, our previous loss history and the customer’s current ability to pay its obligation. Accounts receivable are written off when they are considered uncollectible and any payments subsequently received on such receivables are credited to the allowance for doubtful accounts.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     We are exposed to the impact of interest rates and other risks. We have investments in money market funds of approximately $3.2 million at December 31, 2006 and borrowings under our line of credit of approximately $501,800. We believe that the effects of changes in interest rates are limited and would not materially affect profitability.

BUSINESS
Our Company
     Berliner Communications, Inc. was originally incorporated in Delaware in 1987 as Adina, Inc. Adina’s corporate existence was permitted to lapse in February of 1996 and was subsequently reinstated as eVentures Group, Inc., in August of 1999. In December of 2000, eVentures changed its name to Novo Networks, Inc. (“Novo”).
     On February 18, 2005, Novo entered into an asset purchase agreement with Old Berliner and BCI whereby BCI acquired the operations and substantially all of the assets and liabilities of Old Berliner. On September 16, 2005, Novo changed its name to Berliner Communications, Inc.
     Founded in 1995, Old Berliner originally provided wireless carriers with comprehensive real estate site acquisition and zoning services. Over the course of the following 10 years, the service offerings were expanded to include radio frequency and network design and engineering, infrastructure equipment construction and installation, radio transmission base station modification and project management services. With the consummation of the Acquisition, BCI carries on the historical operations of Old Berliner.
     BCI is now a leading contractor to the wireless communications industry, providing a wide range of services. Our core activities include real estate site acquisition and zoning; infrastructure equipment construction and installation; radio frequency and network design and engineering; radio transmission base station installation and modification; and in-building network design, engineering and construction. We provide some or all of these services to our customers, most of which are companies in the wireless telecommunications and/or data transmission industries, as well as to utility companies and governments. Our customers rely on us to assist them in planning, site location and leasing.
An Overview of Our Markets and Products
     We currently report our financial results on the basis of two reportable segments: (1) infrastructure construction and technical services and (2) real estate acquisition and zoning. Our infrastructure construction and technical services segment consists of the following service lines: infrastructure equipment construction and installation, radio frequency and network design and engineering, radio transmission base station modification, in-building network design, engineering and construction, project management and specialty communication services. Our real estate acquisition and zoning segment stands as a separate service line. Each of these lines, as well as the business of our real estate acquisition and zoning segment, is described below.
     Infrastructure Equipment Construction and Installation. As the wireless telecommunications industry changed rapidly during the mid-1990’s, we adapted by adding infrastructure equipment construction and installation services to our suite of offerings. The quality of the installation work in a system build-out is one of the most critical aspects of its performance. Once the necessary site acquisition steps have been completed, materials to construct a tower are ordered from a fabricator. Installation can involve clearing sites, laying foundations, bringing in utility lines and installing shelters and towers. Once finished, equipment installation is performed, as well as any landscaping of the site. The site is now ready to be put into service once the remainder of the network is completed. Installation may start once the preliminary work has been completed and the individual “cell site” or switch location is ready to be built. We manage everything from “one-off” to “long-range” installation projects, which involve various facets of the telecommunications business. Every site is tested with a simulation to see what levels of line loss exist and how the transmission systems perform.
     Radio Frequency and Network Design and Engineering. Toward the end of the 1990’s, we saw that the industry was undergoing additional changes and took the opportunity to enter yet another service area. Specifically, we noticed that companies in the wireless industry were reducing their engineering services staff in order to cut internal costs, but were still in need of such services. In response, we added radio frequency and network design and engineering services to our portfolio. Wireless network designs are based on projected subscriber density, traffic demand and desired coverage area. The initial system design is intended to optimize available radio frequency and to result in the highest possible signal quality for the greatest portion of projected subscriber usage base within existing technical constraints. Based on such initial guidelines, potential sites are identified and ranked. This process is known as identifying “search rings.”
     Radio Transmission Base Station Modification. We are currently performing cellular base station upgrades and modifications for wireless telecommunications carriers. This work involves upgrades to existing hardware as well as adding new hardware such as radios, duplexers, power systems and site controllers, and is essential for enhancing network capacity and paving the way to the deployment of third generation, or 3G, and fourth generation, or 4G, systems. In order to minimize the impact on existing wireless customers, most of the upgrade or modification work must be performed at night during a so-called “maintenance window” between the hours of 11:00 PM and 5:00 AM. Carriers generally entrust this kind of work only to trained, capable vendors who can reliably and successfully complete the work at each site during such timeframes.
     In-Building Network Design, Engineering and Construction. We offer complete in-building solutions that involve distributed antennae for wireless coverage in malls, shopping centers, casinos, office buildings and airports and may include voice services (using cellular or personal communications services (“PCS”) and wireless private branch exchange (“PBX”) technologies), data services (including 802.11 (2.4 and 5 GHz)), enhanced coverage for safety spectrum (police, fire and rescue) and wireless primary and secondary broadband backbones, synchronous optical networks (“SONET’s”) and campus connections.
     Project Management. We also supervise all of the efforts associated with a project, whether it involves one or more of the foregoing services or a “turn-key” solution, so the carrier can ultimately broadcast from the newly configured site. Project management includes vendor management, project planning and preparation, budget tracking, and engineering and construction coordination. One project may involve thousands of sites, and we believe our ability to manage projects of this size distinguishes us from some of our competitors who do not have the experience or resources that we do in this area.
     Specialty Communication Services. Our specialty communication services division provides enhancements to wireless networks designed to improve productivity for a specified application by transmitting data, voice or video information in situations where land line networks are non-existent, more difficult to deploy or too expensive.
     Real Estate Site Acquisition and Zoning. We began our business providing primarily real estate site acquisition services that generally involve acting as an intermediary between telecommunications companies and owners of real estate and other facilities. In order to build and expand their networks, such companies require locations that have direct access to highways and roads to mount their antennas and equipment. The telecommunications companies are typically able and willing to pay fees for the rights to place their equipment in such strategic locations. Facility owners are generally eager to earn additional income from their properties. We generate fees by introducing telecommunications companies and real estate managers. We identify appropriate properties, negotiate the transactions and handle the administrative details. We also use our accumulated knowledge and relationships to assist in the planning and installation of the telecommunication facilities, and offer customers assistance in acquiring all necessary permits, entitlements and approvals that may be required by municipalities. We also prepare all zoning applications that may be needed, attend any necessary hearings and obtain any required land use permits to begin installation. Project management includes vendor management, project preparation and engineering and construction coordination.
Recent Acquisitions
     On February 28, 2007, we acquired substantially all the assets of Digital Communication Services, Inc. and its affiliates for consideration including $2.0 million in cash, a note in the amount of $1.75 million and warrants to purchase up to 500,000 shares of our common stock at an exercise price of $0.73. In addition, the sellers will be eligible to receive up to an additional $1 million in three installments over the three years following the sale upon the achievement of certain targeted operating results. Digitcom is based in Arlington, Texas, and is a provider of infrastructure equipment construction and installation for the wireless telecommunications industry. Digitcom has established itself as a premier antenna and line contractor in the Southwest, and it has done work throughout the country.
     On April 16, 2007, we acquired certain of the U.S. operations and assets of Radian Communication Services, Inc. (“Radian”) for an aggregate purchase price of $8.9 million. The consideration paid for Radian included $3.9 million in cash paid on April 16, 2007, the assumption of approximately $3.0 million of certain liabilities and $2.0 million in cash payments that will be paid if and as receivables are collected in accordance with ordinary business practices. We will operate the newly acquired assets from Radian as our new western division as BCI Communications West, with operations in six western states, including key locations in Los Angeles, Seattle and Las Vegas.

Competition
     The telecommunications industry is highly competitive, and the wireless telecommunications segment of the industry is especially competitive. We attempt to distinguish ourselves from our competitors by being adaptable in order to be responsive to carrier specific tasks that arise during any given engagement for services. While BCI has achieved “Tier One status,” meaning that it contracts directly with wireless carriers, some of our projects are subcontracts from other Tier One suppliers.
     Because of our modest size and wide breadth of service offerings, it is difficult to identify all of our competitors. Our strongest competition is from equipment manufacturers such as Lucent, Ericsson, Nokia and others, although we often perform services for those competitors as well. We also compete in both of our segments with other large firms such as General Dynamics, Bechtel, cell tower owner SBA and Andrew Corp. Many of our competitors have greater capital resources, longer operating histories, larger customer bases, and more established industry relationships than we do. We believe that the number of large competitors in our industry has declined over the past several years. We also compete with many smaller competitors, some of which we also engage as subcontractors. Most firms of our size that remain active today specialize in one business activity, such as construction or frequency engineering.
Government Regulation
     Although we are not directly subject to any FCC or similar government regulations, the wireless networks that we design, deploy and manage are subject to them. Those requirements dictate that the networks meet certain radio frequency emission standards, not cause unallowable interference to other services, and in some cases, accept interference from other services. Those networks are also subject to certain state and local government regulations and requirements.
Major Suppliers and Vendors
     Historically, we have relied upon subcontractors to perform services in order to fulfill our contractual obligations. Currently, the costs attributable to subcontractors represent approximately 50% of our cost of revenues. We do not rely on any one subcontractor, and we utilize subcontractors that are available and can meet our timeframes and contractual requirements. Due to our reliance on subcontractors, we are exposed to the risk that we will be unable to subcontract for services necessary to meet customer expectations or to subcontract for such services on terms that are advantageous or favorable to us.
Major Customers
     For the six months ended December 31, 2006, we derived 93% of our total revenues from our five largest customers with one customer representing 72% of our revenues. For the year ended June 30, 2006, we derived 83% of our total revenues from our four largest customers. Of those customers, all of them individually represented greater than 5% of net revenues, and three of them represented greater than 10% of net revenues for the period. During the six months ended December 31, 2006, Sprint Nextel Corporation (“Sprint/Nextel”) represented 43%, T-Mobile USA, Inc. (“T-Mobile”) represented 20%, General Dynamics represented 12% and MetroPCS Communications, Inc. (“MetroPCS”) represented 8%. During the year ended June 30, 2006, Sprint/Nextel represented 43%, T-Mobile represented 20%, General Dynamics represented 12% and MetroPCS represented 8%. During the six months ended June 30, 2005, we had four customers that collectively comprised approximately 86% of our net revenues. Of those customers, all of them individually represented greater than 5% of net revenues, and three of them represented greater than 10% of net revenues for the period. In the six months ended June 30, 2005, Sprint/Nextel represented approximately 45%, T-Mobile represented 25%, General Dynamics represented 10% and Spectra Site Communications, Inc. represented approximately 7%.

Seasonality
     Incidents of inclement weather, particularly in the winter months, hinder our ability to complete certain outdoor activities relating to the provision of our services. This primarily impacts our infrastructure construction and technical services segment. Demand for our services is typically higher in the last few months of the calendar year, due primarily to acceleration of most customers’ capital expenditures for completing year-end projects, with a corresponding decrease in activity during the first few months of the following calendar year, typically because customers are evaluating their plans for such capital expenditures for the coming year during that period. This end of year demand impacts both of our segments.
Backlog
     As of December 31, 2006, our backlog was approximately $16.7 million. We currently anticipate completing those backlog orders by June 30, 2007. As of December 31, 2006, backlog attributable to our infrastructure construction and technical services segment was approximately $9.5 million, and backlog attributable to our real estate acquisition and zoning segment was $7.2 million. As of December 31, 2005, our backlog was approximately $9.4 million.
Employees
     As of June 30, 2006, we employed 155 full-time and three part-time employees, and as of December 31, 2006, we employed 170 full-time employees. We anticipate the need to increase our work force as additional contracts for projects are received. None of our employees are represented by labor unions.
Properties
     As of March 1, 2007, we had leases or contractual arrangements to utilize approximately 62,100 square feet of office and warehouse space for our operations, as set forth below:

	Size in
	Square		Monthly
Location	Feet	Description	Cost	End of Lease Term
20 Bushes Lane Elmwood Park, NJ	15,800	Office and warehouse space	$8,637	December of 2008
97 Linden Avenue* Elmwood Park, NJ	13,000	Office and storage space	$15,220	June of 2008
1100 Taylors Land, Unit 1 Cinnaminson, NJ	10,209	Office and warehouse space	$3,615	November of 2008
7402 Virginia Manor Road Beltsville, MD	9,580	Office and warehouse space	$10,355	June of 2008
215 Pineda Street, Unit 101 Longwood, FL	4,500	Office and warehouse space	$1,968	September 30, 2007
2580 N. Powerline Rd. Suite 603 & 604 Pompano Beach, FL	7,600	Office and warehouse space	$7,176	February of 2010
11861 North Profit Road Forney, TX	6,000	Office and warehouse space	$1,500	Month to Month
353 Georges Rd. Dayton, NJ	1,161	Office	$1,600	October of 2007
263 Molnar Dr. Elmwood Park, NJ	750	Office and parking	$3,000	October of 2007

*	We sublease one-half of this space.

     On February 28, 2007, we acquired an office building, warehouse space and 0.9 acres of property in Arlington, Texas as part of our acquisition of the assets and business of Digitcom.
LEGAL PROCEEDINGS
     We and our subsidiaries are involved in legal proceedings from time to time, none of which we believe, if decided adversely to us or our subsidiaries, would have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT
     As of May 8, 2007, our executive officers and the members of our board of directors (the “Board”), along with their ages, were as follows:

Name	Age	Position
Richard B. Berliner	53	Chairman of the Board, Chief Executive Officer and Class II Director
Albert E. Gencarella	62	Chief Financial Officer
Michael Guerriero	44	Chief Operating Officer
Nicholas Day	38	General Counsel and Secretary
Robert Bradley	30	Vice President and General Manager of New Jersey and New York Region
Mark S. Dailey	47	Class III Director
Peter J. Mixter	53	Class I Director
Mehran Nazari	44	Class I Director
John Stevens Robling, Jr.	54	Class II Director
Thom Waye	41	Class III Director
     Our Board is divided into three classes, with our Class II Directors serving until the 2007 Annual Meeting of Stockholders, our Class III Directors serving until the 2008 Annual Meeting of Stockholders, and our Class I Director serving until the 2009 Annual Meeting of Stockholders.
     Richard B. Berliner, 53, has been one of our directors, and our Chief Executive Officer and Chairman of the Board since February 18, 2005. He has been the Chief Executive Officer and Chairman of the Board of Old Berliner since 1995. He previously served as Executive Vice President of Communications Development Systems and was responsible for managing sales, marketing and customer activities for construction services to wireless carriers. Mr. Berliner also held multiple senior executive positions with AAT Communications, Inc., a communications-oriented property management firm, and Drive Phone, Inc., a major distributor of wireless telephones and services. He received a Bachelor of Arts degree from Rutgers College.
     Albert E. Gencarella, 62, is our Chief Financial Officer, a role he assumed on July 20, 2006. From April 2006 to July 2006, Mr. Gencarella was a consultant to Berliner. Prior to joining Berliner, he served as Chief Financial Officer of Dianet Communications, Inc., an early stage company involved in constructing and operating distributed antenna systems for wireless telephone companies from August 2004 to April 2006. From October 2001 to May 2004, he was President of Oceanic Digital Communications, a wireless telephone company with operations in Jamaica and the Netherlands Antilles. Previously, Mr. Gencarella held financial and operating positions with Comcast Corporation, American Cellular Network, Inc., Infopage, Novocomm and Metrocall. Mr. Gencarella was previously employed by Touche Ross & Co. Mr. Gencarella received his Bachelor of Science degree in accounting and Master of Business Administration from the University of Rhode Island.
     Michael S. Guerriero, 45, is our Chief Operating Officer, a role he assumed in February of 2006. He previously served as the Executive Vice President of the Technical Services organization of BCI. Before joining BCI in February 2005, Mr. Guerriero held the position of Area Vice President at Sprint responsible for the PCS/wireless network build-out in the Northeast Region. Prior to that position, he was the Director of Engineering for the Northeast and was responsible for the initial design and deployment of the Sprint PCS/wireless network in the New York/New Jersey/Connecticut metro area. Mr. Guerriero’s professional career spans over 20 years and includes a number of technical and leadership positions in the defense and telecommunication industries. Mr. Guerriero received a Bachelor of Science degree in Electrical Engineering from the New Jersey Institute of Technology and is a licensed Professional Engineer.
     Nicholas Day, 38, is our General Counsel, a role he assumed on October 28, 2006. Prior to joining us, Mr. Day served as Senior Corporate Counsel for Net2Phone, Inc., a then Nasdaq-listed provider of voice over Internet protocol, or VoIP, telephony products and services. Prior to Net2Phone, Mr. Day served as Associate General Counsel for WorldGate Communications, Inc., a Nasdaq-listed provider of personal video telephony products. Mr.

Day began his career as a business attorney with the law firm of Saul Ewing, LLP. Mr. Day received his A.B. degree from Duke University and his J.D. degree, with honors, from Villanova University School of Law.
     Robert Bradley, 30, is our Vice President & General Manager for the New York & New Jersey Region, a position he has held since November 2006. Prior to that time, he was our Vice President of Business Development from July 2005 to November 2006. Mr. Bradley is responsible for managing at the corporate level all of BCI customers in his region, overseeing quality control of services, and marketing BCI in the telecommunication industry. From 2001 to 2005, he was a project manager in our New York/New Jersey market. From 1998 to 2000, Mr. Bradley held logistics positions with Sony Corporation and DHL. Mr. Bradley earned his Bachelor of Arts & Science degree from West Virginia University.
     Mark S. Dailey, 47, has been one of our directors since September 2005. He is a private investor who from 1999 to 2004 held senior executive management positions including Executive Vice President, Sales and Marketing of Intralinks, Inc., a venture-funded secure document distribution company, Chief Operating Officer of LexiQuest, Inc., a technology-based company exploiting linguistics and natural language processing in developing software tools to manage, access and retrieve large Intranet document collections and Chief Operating Officer of Medcast Networks, a venture capital-backed start-up delivering comprehensive medical information to physicians. From 1986 to 1999, Mr. Dailey held various senior level positions with Bloomberg Financial Markets, a global leader in the delivery of international real-time financial information. Prior to joining Bloomberg, Mr. Dailey worked for several investment banking firms.
     Mr. Dailey has been designated by the previous holders of our preferred stock pursuant to the terms of that certain Voting Agreement executed in connection with the Acquisition. We, along with the previous holders of our preferred stock and Old Berliner agreed that, beginning on the date we filed an amendment to our certificate of incorporation, which occurred on September 16, 2005, (the “Effective Time”) until the date that the previous holders of our Series B Convertible Preferred Stock and the Series D Convertible Preferred Stock (the “Converted Preferred Stockholders”) collectively hold less than 30% of the shares of Common Stock held by the Converted Preferred Stockholders at the Effective Time, Old Berliner will nominate for election, vote all shares of our Common Stock that Old Berliner now holds or will hold in the future for, and otherwise support, one individual designated by the holders of 75% of the Common Stock held by the Converted Preferred Stockholders to our Board, assuming that there are five directors, or such other number of director designees as will equal 20% of the total membership of our Board in the event of any increase in the size of the Board. Old Berliner also agreed not to vote to remove any such director designee unless such removal is requested in writing by holders of 75% of the Common Stock then held by Converted Preferred Stockholders. If any such director designee ceases, any reason, to serve as a member of our Board during his or her term of office, Old Berliner also agreed to vote all shares of our Common Stock that Old Berliner now holds or will hold in the future for the election of such new director designee as will be recommended in writing by the holders of 75% of the Common Stock then held by such Converted Preferred Stockholders.
     Peter J. Mixter, 53, has been one of the Company’s directors since July 9, 2004. Since May 30, 2006, Mr. Mixter has been Managing Director and Head of the Healthcare Industry Practice of Sanders Morris Harris Group, an investment bank. He was a private investor from 1999 to 2006. From 1980 to 1999, Mr. Mixter was employed by Lehman Brothers, an investment bank, serving most recently as Managing Director of the Healthcare Corporate Finance Group and as a member of the Global Healthcare Management Committee. Prior to joining Lehman Brothers, Mr. Mixter served as an Assistant Secretary and Lending Officer for the New England Division of Manufacturers Hanover Trust. He received a Bachelor of Arts degree from the University of Vermont and a Master of Business Administration degree from Columbia University Graduate School of Business. Since June 2006, Mr. Mixter has been a director of Greyshirke European Master Fund, a European hedge fund, and a director of three related companies: Greyshirke European Fund, Greyshirke Capital (Cayman) Limited and Greyshirke General Partner Limited.
     Mehran Nazari, 44, has been one of our directors since February 2005. He has been the President and Chief Operating Officer of Advanced Generation Telecom Group, Inc., a wireless and telecommunications consulting and strategic planning company since 2001. From 2000 to 2001, he was Director of Engineering of Kurtis & Associates, PLC, another wireless and telecommunications consulting and strategic planning company. He received a Bachelor of Science degree from George Washington University.

     John Stevens Robling, Jr., 54, has been one of our directors since June 5, 2001. He is Managing Director of the Liati Group. He also served in various capacities, including as our Vice President, Chief Financial Officer, Treasurer and Assistant Secretary, from September 22, 1999, through August 31, 2000. Prior to his appointment to these positions, Mr. Robling was Chief Financial Officer of AxisTel Communications, Inc., one of the Company’s subsidiaries, and PhoneFree.com, Inc. (now Gemini Voice Solutions, Inc.), one of the Company’s minority interests. Before joining AxisTel in 1998, Mr. Robling was an independent financial advisor and specialized in offering private equity investment services to various clients. From 1992 to 1997, Mr. Robling was a principal, board member and investment committee member of Hamilton Lane Advisors, Inc. Hamilton Lane is a private equity-consulting firm headquartered in Philadelphia. Prior to joining Hamilton Lane, Mr. Robling was a Vice President at Lazard Freres & Co. in its International and Mergers and Acquisitions Departments. He was also a member of the Country Advisory Group, an informal partnership among Lazard Freres, S.G. Warburg and Lehman Brothers, which advised the sovereign governments of developing countries. In connection with these engagements, Mr. Robling provided financial advisory services to national telecommunications authorities and multi-national telecommunications companies. Mr. Robling received a Bachelor of Arts degree, with distinction, from Georgetown University and a Master of Business Administration degree from the University of Chicago.
     Thom Waye, 41, currently serves as the manager of Sigma Opportunity Fund, LLC, one of our principal stockholders (“Sigma”). Prior to forming Sigma in August 2003, Mr. Waye was a partner and managing director at ComVest Venture Partners, L.P. from 2000 to 2003. Before joining ComVest, Mr. Waye was at AIG from 1996 to 2000, where he was a vice president in the private equity group, responsible for fund-raising and fund development. In addition, Mr. Waye previously led Motorola’s and Unisys’ New York-based non-banking, financial services sales and marketing efforts. Mr. Waye holds an MBA in Accounting and Finance from the University of Chicago Graduate School of Business and a B.Sc. in Management Information Systems and Marketing from Syracuse University. Mr. Waye is the Chairman of the Board of Directors of Avatech Solutions, Inc. (OTC BB: AVSO), a public company providing design and engineering technology products and services for the manufacturing, engineering, building design and facilities management markets.
     Mr. Waye became one of our directors on December 29, 2006 and serves on the Board as a designee of Sigma. Pursuant to the provisions of the Note Purchase Agreement we entered into with Sigma, so long as the note issued pursuant to that agreement remains outstanding or Sigma beneficially owns at least 5% of our Common Stock, Sigma will have the right to nominate a director to our Board of Directors. We are obligated to use our best efforts to cause such nominee, as well as all reasonably suited future designees, to be elected to our Board of Directors.
The Board and its Committees
     Our business is managed under the direction of the Board. The Board interacts with management and meets on a regular basis during our fiscal year to review significant developments affecting us and to act on matters requiring Board approval. It also holds special meetings or acts by unanimous written consent when an important matter requires Board action between scheduled meetings. During the fiscal year ended June 30, 2006, the Board had four special meetings and acted by unanimous written consent on four occasions. Each member of the Board participated in at least 75% of such Board and applicable committee meetings held during the fiscal year and the period during which he was a director. One member of our Board attended the 2005 and 2006 Annual Meetings of our Stockholders. While we encourage all of our directors to attend our Annual Meeting of Stockholders, the Board has not adopted any specific policy regarding such attendance.
     The Board is currently comprised of Richard B. Berliner, Mark S. Dailey, Peter J. Mixter, Mehran Nazari, John Stevens Robling, Jr. and Thom Waye. Messrs. Dailey, Mixter, Nazari and Robling are considered by the Board to be “independent” as that term is defined by Rule 4200(a)(15) of the National Association of Securities Dealers Manual (“Rule 4200(a)(15)”). Mr. Berliner serves as Chairman of the Board.
     The Board has established an Audit Committee to devote attention to specific subjects and to assist the Board in the discharge of its responsibilities. The Audit Committee recommends to the Board the appointment of the firm selected to serve as the independent registered public accountant for us and our subsidiaries and monitors the performance of any such firm. It also reviews and approves the scope of the audit and evaluates, with the independent registered public accountant, our audit and annual financial statements, reviews with management the status of internal accounting controls, evaluates issues having a potential financial impact on us, which may be brought to the Audit Committee’s attention by management, the independent registered public accountant, or the Board and evaluates our public financial reporting documents. The Audit Committee currently includes Peter J. Mixter, Mehran Nazari and John Stevens Robling, Jr., all of whom are independent under Rule 4200(a)(15). During the fiscal year ended June 30, 2006, the Audit Committee met five times. Mr. Robling currently serves as Chairman of the Audit Committee. Mr. Robling also serves as the Audit Committee’s financial expert.
     On February 15, 2007, the Board established a Compensation Committee to devote attention to executive, board and employee compensation issues and to assist the Board in the discharge of its responsibilities. The Compensation Committee currently includes Rich Berliner, Thom Waye and Peter Mixter. Mr. Waye serves as Chairman of the Compensation Committee.
     We do not currently have an Executive Committee or a Nominating Committee. Due to the current size and composition of the Board, the functions customarily attributable to an Executive Committee and a Nominating Committee are performed by the Board as a whole.
     Our Board believes that it is not necessary at present to have a standing nominating committee or a charter with respect to the nomination process because the size and composition allow it to adequately identify and evaluate qualified candidates for directors. However, our Board may consider appointing such a committee in the future. Currently, each of our directors participates in the consideration of director nominees, and the evaluation of candidates on the bases of financial literacy, industry knowledge, relevant experience, stockholder status, moral character, Rule 4200(a)(15) independence and willingness and ability to serve. Aside from the foregoing qualities, the Board does not have a minimum set of qualifications that must be met by nominees. If a position on the Board were to unexpectedly become vacant, it would be filled by the Board and all remaining directors would participate in the selection of an appropriate individual to fill the vacancy. The newly appointed director would serve out the remainder of the term of the director whose position became vacant.
 Board of Directors Compensation
     During the year ended June 30, 2006, each independent director received $1,000 for each Board and Audit Committee meeting attended in person and $500 for each Board meeting attended by conference call, with the exception of members of the Audit Committee members, who receive $750 for each meeting attended by conference call.
     Beginning September 2006, each director receives $2,000 for each Board and Audit Committee meeting attended in person and $1,000 for each Board meeting attended by conference call. The members of the Audit Committee will continue to receive $750 for each meeting attended by conference call. In addition, each independent director will receive a $2,000 annual stipend.

Executive Compensation
     The Board has historically been responsible for reviewing the compensation paid to our executive officers and determining such compensation. The Board would approve all compensation paid to executive officers, with the exception of grants of stock options, which have been made by the Options Subcommittee, subject to Board approval, as provided in our 1999 Omnibus Securities Plan and the 2001 Equity Incentive Plan. On February 15, 2007, the Board established a Compensation Committee to devote attention to executive, board and employee compensation issues and to assist the Board in the discharge of its responsibilities. During the fiscal year ended June 30, 2006, the Board made all compensation related determinations.
     The following table sets forth information regarding the compensation awarded of those persons (i) who served or acted as our principal executive officer, (ii) who were our other four most highly compensated executive officers and (iii) two persons who would have been one of the most highly compensated executive officers had they been employed by us as of June 30, 2006 (the “Named Executive Officers”), in each case for the past three fiscal years.

					Long-term
		Annual Compensation			Compensation
				Other	Securities	All
				Annual	Underlying	Other
Name	Year	Salary	Bonus	Compensation (1)	Options/SAR’s (#)	Compensation ($)(2)
Richard B. Berliner (3)	2006	$243,750	$100,000	$12,462	—	$1,538
Chairman and Chief	2005	$69,231	$—	$4,154	—	$929
Executive Officer

Abert E. Gencarella (4)	2006	$—	$—	$—	—	$—
Chief Financial Officer

Robert Bradley (5)	2006	$103,846	$75,000	$1,823	12,400 (8)	$—
VP-Business Development	2005	$28,154	$—	$608	—	$—
BCI Communications, Inc.

Michael S. Guerriero (6)	2006	$179,712	$50,000	$—	75,000 (8)	$2,300
Chief Operating Officer	2005	$48,462	$—	$—	—	$729
BCI Communications, Inc.

Patrick G. Mackey (7)	2006	$208,557	$—	$4,500	75,000 (8)	$10,488
Senior Vice President	2005	$170,192	$—	$—	—	$27,933
and Principal Accounting	2004	$180,000	$—	$—	—	$25,938
Officer

(1)	Represents car allowance compensation.

(2)	Represents payments made by the Company for health and life insurance premiums and allocations of forfeitures in the Company’s 401(k) plan.

(3)	Mr. Berliner became Chairman and Chief Executive Officer on February 18, 2005. The amounts shown above for 2005 are amounts paid from February 18, 2005 to June 30, 2005. In September of 2006, the Board approved a bonus of $100,000 for Mr. Berliner for the fiscal year ended June 30, 2006, that was paid subsequent to that date.

(4)	Mr. Gencarella became Chief Financial Officer on July 20, 2006. Mr. Gencarella’s annual compensation is $175,000 and car allowance of $6,000.

(5)	Mr. Bradley became Vice President of Business Development of BCI in July of 2005. The amounts shown above for 2005 are amounts paid from February 18, 2005 to June 30, 2005. Mr. Bradley also earned a bonus of $75,000 for the year ended June 30, 2006, that was paid subsequent to that date.

(6)	Mr. Guerriero became Chief Operating Officer of BCI on August 1, 2005. The amounts shown above for 2005 are amounts paid from February 18, 2005 to June 30, 2005. In September of 2006, a bonus of $50,000 for Mr. Guerriero was approved for the fiscal year ended June 30, 2006, that was paid subsequent to that date.

(7)	Mr. Mackey served as Senior Vice President and Chief Financial Officer until July 20, 2006 when he assumed the role of Senior Vice President and Principal Accounting Officer. Mr. Mackey resigned from his position as Principal Accounting Officer effective as of March 1, 2007.

(8)	Represents stock options granted under the 1999 Omnibus Plan.
Option Grants During Fiscal Year 2006
     We have never granted any stock appreciation rights (“SARs”). Options of 162,400 to acquire shares of Common Stock were granted to the Named Executive Officers during the fiscal year ended June 30, 2006 as follows:

					Potential Realizable
		Percentage of			Value at Assumed
	Number of	Total Options			Annual Rates of Stock
	Securities	Granted to	Exercise or		Price Appreciation for
	Underlying	Employees	Base Price	Expiration	Option Term (1)
Name	Options	in Fiscal 2006	Per Share ($)	Date	5%	10%
Richard B. Berliner	—	—	—	—	—	—

Robert Bradley	10,000	2%	$0.40	12/21/2015	$2,516	$6,376
	2,400	*	$0.40	3/21/2016	$604	$1,530

Albert E. Gencarella	—	—	—	—	—	—

Michael S. Guerriero	75,000	14%	$0.40	12/21/2015	$18,870	$47,820

Patrick G. Mackey	75,000	14%	$0.40	12/21/2015	$18,870	$47,820

*	Represents less than one percent.

(1)	Potential realizable value assumes that the stock price increases from the exercise price from the date of grant until the end of the option term (10 years) at the annual rate specified (5% and 10%). Annual compounding results in total appreciation of approximately 62.9% (at 5% per year) and 159.4% (at 10% per year). The assumed annual rates of appreciation are specified in Commission rules and do not represent our estimate or projection of future stock price growth.
Aggregated Option Exercises And Year-End Option Values In Fiscal Year 2006
     There were no options exercised by the Named Executive Officers during the fiscal year ended June 30, 2006, and none of the outstanding options were in the money as of that date. The following table describes the number of shares covered by exercisable and unexercisable options (adjusted for the one for 300 shares reverse split that occurred on September 16, 2005) held by the Named Executive Officers as of June 30, 2006:

			Number of Securities		Value of
	Shares		Underlying Unexercised		Unexercised
	Acquired		Options/SAR’s		In the Money
	on	Value	at Fiscal Year End		Options/SAR’s
Name	Exercise (#)	Realized ($)	Exercisable (#)	Unexercisable (#)	at Fiscal Year End ($)
Richard B. Berliner	—	—	—	—	—

Robert Bradley	—	—	7,400	5,000	$1,110

Albert E. Gencarella	—	—	—	—	—

Michael S. Guerriero	—	—	37,500	37,500	$5,625

Patrick G. Mackey	—	—	40,833	37,500	$5,625
Employment Agreements
     Richard B. Berliner. On January 6, 2006, we entered into an employment agreement with Richard B. Berliner, Chairman and Chief Executive Officer. The agreement was effective as of January 1, 2006 and has a term of one year. Under the agreement, Mr. Berliner will be paid an annualized base salary of $275,000 and an annual car allowance of $12,000. On September 12, 2006, the Board extended Mr. Berliner’s agreement to June 30, 2007.
     Pursuant to the agreement, Mr. Berliner is required to devote all of his business time, attention, skill and efforts exclusively to the business and affairs of us. If his employment is terminated by us “Without Cause” (as defined in the agreement) or if he resigns for “Good Reason” (as defined in the agreement), he will be entitled to an amount equal to his base salary then in effect for the remainder of the employment term (as defined in the agreement) or for six months, whichever is longer. Payments made in connection with his termination of employment are generally subject to his delivery to us of a general release of claims. Under the agreement, for twenty-four months following his termination of employment (twelve months, in certain cases), he will be subject to certain non-competition and non-solicitation restrictions.
     Albert E. Gencarella. On October 16, 2006, we entered into an employment agreement with Albert E. Gencarella, Chief Financial Officer. The agreement was effective October 10, 2006 and has a term of one year. Under the agreement, Mr. Gencarella will be paid an annualized base salary of $175,000 and an annual car allowance of $6,000. In addition, Mr. Gencarella was granted 250,000 options to purchase our common stock at the fair market value as of the date of grant.
     Pursuant to the agreement, Mr. Gencarella is required to devote all of his business time, attention, skill and efforts exclusively to the business and affairs of us. We acknowledge that Mr. Gencarella is currently a shareholder and/or principal owner of several corporations that may from time to time require his involvement. If his employment is terminated by us “Without Cause” (as defined in the agreement) or if he resigns for “Good Reason” (as defined in the agreement), he will be entitled to an amount equal to his base salary then in effect for the remainder of the employment term (as defined in the agreement) or for six months, whichever is longer. Payments made in connection with his termination of employment are generally subject to his delivery to us of a general release of claims. Under the agreement, for twenty-four months following his termination of employment (twelve months, in certain cases), he will be subject to certain non-competition and non-solicitation restrictions.
     Michael S. Guerriero. On August 1, 2005, BCI entered into an employment agreement with Michael Guerriero as its Chief Operating Officer. The agreement was effective as of August 1, 2005 and has a term of two years. Under the agreement, Mr. Guerriero was to be paid an annualized base salary of $175,000. On February 15, 2007, our Board of Directors amended Mr. Guerriero’s agreement to raise his annualized salary to $200,000. Pursuant to the agreement, Mr. Guerriero is required to devote all of his business time, attention, skill and efforts exclusively to the business and affairs of BCI. If his employment is terminated by BCI during the term as a “Without Cause Termination” (as defined in the agreement), he will be entitled to an amount equal to his base salary then in effect for the remainder of the employment term (as defined in the agreement), but not less than the equivalent of five months of the annual base salary at the time of termination. Payments made in connection with Mr. Guerriero’s termination of employment are generally subject to him delivering to BCI a general release of claims. Under the agreement, for six months following his termination of employment, Mr. Guerriero will be subject to certain non-competition and non-solicitation restrictions.
     Robert Bradley. On March 11, 2005, BCI entered into an employment agreement with Robert Bradley as Vice President of Business Development. The agreement was effective as of March 11, 2005 and has a term of two years. Under the agreement, Mr. Bradley will be paid an annualized base salary of $100,000 plus a bonus (as defined in the agreement). Pursuant to the agreement, Mr. Bradley is required to devote all of his business time, attention, skill and efforts exclusively to the business and affairs of BCI. If his employment is terminated by BCI during the term as a “Without Cause Termination” (as defined in the agreement), he will be entitled to an amount equal to his base salary then in effect for the remainder of the employment term, but not less than the equivalent of five months of the annual base salary at the time termination. Payments made in connection with Mr. Bradley’s termination of employment are generally subject to him delivering to BCI a general release of claims. Under the agreement, for six months following his termination of employment, Mr. Bradley will be subject to certain non-competition and non-solicitation restrictions.
     Patrick G. Mackey. On January 6, 2006, we entered into an employment agreement with Patrick G. Mackey, Senior Vice President and Chief Financial Officer. The agreement was effective as of January 1, 2006 and has a term of one year. Under the agreement, Mr. Mackey has been paid an annualized base salary of $225,000 and an annual car allowance of $9,000. On July 20, 2006, Mr. Mackey assumed the role of Senior Vice President and Principal Accounting Officer and his agreement was extended to May 15, 2007. On March 1, 2007, we entered into a Separation Agreement with Mr. Mackey in which we agreed to continue to pay Mr. Mackey his annual compensation and provide benefits in accordance with our regular payroll practices for the four-month period ending on the June 29, 2007. The Separation Agreement also contains customary provisions relating to confidentiality, non-disclosure, non-competition and non-solicitation. Pursuant to the terms of the Separation Agreement, Mr. Mackey resigned as our Senior Vice President and Principal Accounting Officer effective March 1, 2007.

THE SELLING SHAREHOLDERS AND OTHER PRINCIPAL SHAREHOLDERS
     The following table sets forth information with respect to the beneficial ownership of our common stock as of March 8, 2007 by: (1) each person who is a beneficial owner of more than 5% of our common stock, (2) each of our directors, (3) each of our Named Executive Officers, and (4) all of our executive officers and directors as a group. Unless otherwise indicated, the address of each listed stockholder is in care of us at 20 Bushes Lane, Elmwood Park, New Jersey 07407.

	Common Stock (1)
Holders	Number of Shares		Percentage
Richard B. Berliner	13,537,814	(2)	79.5%
Mark S. Dailey	50,000	(3)	*
Albert E. Gencarella	62,500	(4)	*
Michael S. Guerriero	75,000	(5)	*
Patrick G. Mackey	40,890	(6)	*
Peter J. Mixter	50,167	(7)	*
Mehran Nazari	50,000	(8)	*
John Stevens Robling, Jr.	50,167	(9)	*
Thom Waye	6,515,873	(10)	27.7%

Sigma Opportunity Fund, LLC	4,402,273	(11)(15)	20.5%
Sigma Berliner, LLC	2,113,636	(12)	11.0%
Pacific Asset Partners	1,409,091	(13)	7.6%
CB Private Equity Partners, LP	1,126,289		6.6%
Rock Creek Partners II, LP	1,126,289		6.6%
Officers and Directors as a Group (Ten persons)	20,391,521	(14)	85.4%
Old Berliner	13,537,814	(15)	79.5%

*	Represents less than one percent.

(1)	For purposes of this table, a person is deemed to have beneficial ownership of the number of shares of Common Stock that such person has the right to acquire within 60 days of the Record Date. Percentages have been based on us having 17,035,357 shares of Common Stock issued and outstanding. For purposes of computing the percentage of outstanding shares of Common Stock held by any individual listed in this table, any shares of Common Stock that such person has the right to acquire pursuant to the exercise of a stock option exercisable within 60 days is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)	Represents shares directly held by Old Berliner that Mr. Berliner may be deemed to beneficially own as a result of his positions as President, Chief Executive Officer and Chairman of the Board of Old Berliner, a corporation of which Mr. Berliner is also approximately a 31% equity owner and the sole director.

(3)	Includes vested options to purchase 50,000 shares of Common Stock

(4)	Includes vested options to purchase 62,500 shares of Common Stock.

(5)	Includes vested options to purchase 75,000 shares of Common Stock.

(6)	Includes (a) 57 shares of Common Stock owned directly and (b) vested options to purchase 40,833 shares of Common Stock.

(7)	Includes vested options to purchase 50,167 shares of Common Stock.

(8)	Includes vested options to purchase 50,000 shares of Common Stock.

(9)	Includes vested options to purchase 50,167 shares of Common Stock.

(10)	Thom Waye may be deemed to be an indirect owner of the shares held by Sigma Opportunity Fund, LLC (“Sigma”), Sigma Berliner, LLC (“SBLLC”) and Sigma Capital Advisors, LLC (“Advisors”) by virtue of Mr. Waye being the manager of Advisors, which is in turn the managing member of Sigma and SBLLC. Mr. Waye has disclaimed beneficial ownership of the shares owned by Sigma except to the extent of his pecuniary interest therein. See footnotes 11 and 12 below.

(11)	These shares include (i) 2,727,273 shares of our common stock issuable upon conversion of our 7% Senior Subordinated Secured Convertible Note due 2008 held by Sigma; (ii) 1,500,000 shares of our common stock issuable upon the exercise of warrants held by Sigma at an initial exercise price of $0.01 per share; and (iii) 175,000 shares of our common stock issuable upon the exercise of warrants held by Advisors at an initial exercise price of $0.55 per share. Advisors, Sigma Capital Partners, LLC (“Partners”) and Thom Waye may be deemed to be indirect owners of these shares by virtue of Advisors being the managing member of Sigma, Partners being the sole member of Advisors and Mr. Waye being the sole member of Partners. Mr. Waye, Advisors and Partners have disclaimed beneficial ownership of the shares owned by Sigma except to the extent of their pecuniary interest therein. See footnote 10 above. The address of each of Sigma, Advisors, Partners and Mr. Waye is c/o Sigma Capital Advisors, LLC, 800 Third Avenue, Suite 1701, New York, NY 10022.

(12)	These shares include (i) 1,363,636 shares of our common stock issuable upon conversion of our 7% Senior Subordinated Secured Convertible Note due 2008 held by SBLLC and (ii) 750,000 shares of our common stock issuable upon the exercise of warrants held by SBLLC at an initial exercise price of $0.01 per share. Advisors, Partners and Thom Waye may be deemed to be indirect owners of these shares by virtue of Advisors being the managing member of SBLLC, Partners being the sole member of Advisors and Mr. Waye being the sole member of Partners. Mr. Waye, Advisors and Partners have disclaimed beneficial ownership of the shares owned by SBLLC except to the extent of their pecuniary interest therein. See footnote 10 above. The address of each of SBLLC, Advisors, Partners and Mr. Waye is c/o Sigma Capital Advisors, LLC, 800 Third Avenue, Suite 1701, New York, NY 10022.

(13)	These shares include (i) 909,091 shares of our common stock issuable upon conversion of our 7% Senior Subordinated Secured Convertible Note due 2008 held by Pacific Asset Partners (“Pacific”) and (ii) 500,000 shares of our common stock issuable upon the exercise of warrants held by Pacific at an initial exercise price of $0.01 per share. Pacific Management Ltd. (“Management”), Robert M. Stafford and Brian Dombkowski may be deemed to be indirect owners of these shares by virtue of Pacific Management Ltd. being the general partner of Pacific and Messrs. Stafford Dombkowski being general partners of Management. The address of each of Pacific, Management, Mr. Stafford and Mr. Dombkowski is c/o Pacific Asset Partners, 222 Kearney Street, Suite 410, San Francisco, CA 94108.

(14)	Includes (i) vested options to purchase 337,834 shares of Common Stock, (ii) 6,515,873 shares beneficially owned by Thom Waye for which he disclaims beneficial ownership except to the extent of his pecuniary interest therein as described in footnote 10 above and (iii) 13,537,814 shares beneficially owned by Old Berliner that Mr. Berliner may be deemed to beneficially own as described in footnote 2 above.

(15)	This information is based on information reported by the stockholder in filings made with the Securities and Exchange Commission (the “Commission”).
Selling Shareholders
          General
          The shares of common stock being offered by this prospectus include:
•	2,727,273 shares of our common stock issuable upon conversion of our 7% Senior Subordinated Secured Convertible Note due 2008 held by Sigma;

•	1,363,636 shares of our common stock issuable upon conversion of our 7% Senior Subordinated Secured Convertible Note due 2008 held by SBLLC;

•	909,091 shares of common stock issuable upon conversion of our 7% Senior Subordinated Secured Convertible Notes due 2008 held by Pacific;

•	454,545 shares of common stock issuable upon conversion of our 7% Senior Subordinated Secured Convertible Notes due 2008 held by Operis Partners I LLC (“Operis”);

•	a total of 3,000,000 shares of common stock issuable upon the exercise of warrants held by Sigma (1,500,000 shares), SBLLC (750,000 shares), Pacific (500,000 shares) and Operis (250,000 shares) at an initial exercise price of $0.01 per share; and

•	175,000 shares of common stock issuable upon the exercise of warrants held by Advisors at an initial exercise price of $0.55 per share;
in each case, without regard to any limitations on exercise contained in the instruments defining the rights of the holders of the 7% Senior Subordinated Secured Convertible Note due 2008 or the warrants. We refer to Sigma, SBLLC, Pacific, Operis and Advisors collectively as the “Selling Shareholders.” We are registering the shares of common stock in order to permit the Selling Shareholders to offer the shares for resale from time to time, as required by registration rights we agreed to grant to the Selling Shareholders at the times they purchased our 7% Senior Subordinated Secured Convertible Notes due 2008. We are not offering by this prospectus any securities other than those we are so required to register. Because the Selling Shareholders may offer all or a portion of the shares of common stock offered by this prospectus at any time and from time to time after the date hereof, we cannot predict the number of shares that each Selling Shareholder may retain upon completion of this offering. All of the shares currently beneficially owned by the Selling Shareholders are being registered by this prospectus. The addresses of each of the Selling Shareholders can be found in the beneficial ownership table above with the exception of Operis, whose address is 3511 Silverside Road, Suite 105, Wilmington, DE 19810. Lior Avneri is the Managing Member of Operis and exercises sole voting and dispositive power over the shares offered in this prospectus by Operis. For further details regarding the securities held by the Selling Shareholders, see below under “—Material Relationships with the Selling Shareholders.”
          The number of shares of common stock covered by this prospectus is subject to change in the event that the outstanding shares of our common stock are subdivided or increased or decreased by stock split or stock dividend.
          The shares offered by this prospectus shall be deemed to include shares offered by any pledgee, donee, transferee or other successor in interest of any of the Selling Shareholders listed below, provided that this prospectus is amended or supplemented if required by applicable law. The Selling Shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”
Material Relationships with the Selling Shareholders
          On December 29, 2006, we entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with Sigma for the issuance and sale of a 7% Senior Subordinated Secured Convertible Note due on December 29, 2008 in the original principal amount of $3.0 million and a warrant to purchase up to 1.5 million shares of our common stock. In addition, on February 2, 2007, we entered into Joinder Agreements to the Note Purchase Agreement with Pacific and Operis to issue a second and third 7% Senior Subordinated Secured Convertible Note due on December 29, 2008 in the original principal amounts of $1.0 and $0.5 million, respectively, and warrants to purchase up to 500,000 shares and 250,000 shares, respectively, of our common stock. On February 15, 2007, we entered into a fourth and final agreement with SBLLC to raise an additional $1.5 million through the issuance of another 7% Senior Subordinated Secured Convertible Note and warrant to purchase up to 750,000 shares of our common stock pursuant to the same terms and conditions as the December 29, 2006 Note Purchase Agreement. We will make periodic payments of interest throughout the life of the notes and may be subject to liquidated damages in the maximum aggregate amount of $720,000 if we do not meet certain registration rights requirements.
          In connection with the Note Purchase Agreement, we also entered into an Advisory Services Agreement (the “Advisory Services Agreement”) with Advisors, pursuant to which Advisors will provide us with business, finance and organizational strategy, advisory, consulting and other services related to our business (the “Advisory Services”). As consideration for providing the Advisory Services, we agreed to pay Advisors $100,000 and issue a warrant to purchase up to 150,000 shares of our common stock. On February 15, 2007, we issued Advisors another warrant to purchase up to 25,000 of our common shares in connection with the Joinder Agreements entered into in February. Additionally, we agreed to reimburse Advisors for its out-of-pocket expenses incurred in connection with the performance of the Advisory Services. The Advisory Services Agreement will remain effective until Sigma no longer holds any of our securities. The descriptions below of the Note Purchase Agreement, the four 7% Senior

Subordinated Secured Convertible Notes (the “Notes”) and the warrants issued to the purchasers of the Notes (the “Warrants”) and to Advisors (the “Additional Warrants”) are summaries only and are qualified in their entirety by reference to the full text of the such agreements, which are included as exhibits to the registration statement of which this prospectus forms a part.
          Note Purchase Agreement. Pursuant to the Note Purchase Agreement, we agreed to register the shares being offered by this prospectus. We agreed to file with the Commission the registration statement of which this prospectus forms a part no later than March 15, 2007 and to use our best efforts to cause the registration statement to become effective on or before June 15, 2007. We filed this registration statement on March 19, 2007, and our Selling Shareholders waived any liquidated damages which otherwise would have accrued because of this filing delay.
          We otherwise would be liable for liquidated damages under the following circumstances:

•	if this registration statement is not declared effective by the Commission on or prior to the deadline noted above;

•	if after the effective date of this registration statement, sales cannot be made under the registration statement except in certain situations;

•	if our common stock ceases to be listed or included for quotation on a recognized trading market, or the trading of our common stock is suspended or halted for five or more days; or

•	if we fail, refuse or are otherwise unable to timely issue common stock to the purchasers of the Notes upon conversion of the Notes or exercise of the Warrants or Additional Warrants, or if we fail, refuse or are otherwise unable to timely transfer any such shares as required under the Note Purchase Agreement or any related document executed therewith.
          In the case of any of the above events occurs within the six months following the date by which we are required to cause the registration statement of which this prospectus forms a part to be declared effective by the Commission, we would be obligated to pay as liquidated damages to Sigma, SBLLC, Pacific and Operis for each 30-day period during which such event continued, an amount in cash equal to 2% of the aggregate purchase price paid by each purchaser pursuant to the Note Purchase Agreement. We have also agreed that the purchasers of the Notes may register their beneficially owned shares if we file a registration statement to register securities for our own account or for the account of others, except for certain specified registration statements, subject to certain exclusions and restrictions.
          We also agreed under the Note Purchase Agreement to amend our certificate of incorporation to increase the number of shares of our authorized common stock to a number of shares sufficient to issue the common stock that we would be required to issue upon conversion of the Notes and the exercise of the warrants. On December 28, 2006, our Board of Directors adopted a resolution approving an amendment to our certificate of incorporation increasing the number of authorized shares from 20,000,000 to 100,000,000, and the holders of approximately 79.5% of our common stock approved the amendment by written consent. The amendment became effective upon filing the certificate of amendment with the Delaware Secretary of State on February 8, 2007.
          Pursuant to the provisions of the Note Purchase Agreement, so long as the Note held by Sigma remains outstanding or Sigma beneficially owns at least 5% of our common stock, Sigma will have the right to nominate one director to our Board of Directors. Sigma’s initial director designee is Mr. Thom Waye. We are obligated to use our best efforts to cause all reasonably suited future designees to be elected to our Board of Directors. The Note Purchase Agreement also gives the purchasers preemptive rights with respect to certain future equity issuances by us.
          Notes. In connection with the Note Purchase Agreement, we issued the Notes and Warrants. The following is a summary of the terms of the Notes:
•	Maturity. The principal amount of the Notes and any accrued and unpaid interest thereon, is due and payable in full on December 29, 2008.

•	Interest. The outstanding principal amount of the Notes initially bears interest at a rate of seven percent (7%) per annum, payable in cash in arrears on the first day of each calendar quarter. Any amount that is not paid when due, including, without limitation, principal, interest or redemption price, bears interest at a rate of ten percent (10%) per annum from the due date of such payment until it is paid. Interest is computed on the basis of a 360-day year of twelve 30-day months and actual days elapsed.

•	Seniority. The Notes are junior to (i) our existing line of credit with Presidential Financial Corporation of Delaware Valley (“Presidential”). The Notes will also be junior to a working capital facility with a working capital lender or lenders approved by Sigma in a principal amount of $10.0 million or less (the “Senior Debt”) secured by a first priority security interest in all of our assets and the assets of our subsidiaries, and any proceeds therefrom. The total amounts of the Presidential line of credit and the Senior Debt cannot, in the aggregate, exceed $10.0 million. The Notes are senior to all our other existing obligations for indebtedness, borrowed money or the purchase price of property other than the Senior Debt.

•	Optional Redemption. At any time after December 29, 2007 and prior to December 29, 2008, we have the right to redeem, either at one time or periodically, part of the outstanding principal amount of any of the Notes, so long as certain conditions are met. The minimum amount that we can redeem at any time is $500,000 or a lesser amount that is the aggregate outstanding balance of the Note we elect to redeem. We may redeem principal only if certain conditions are met, including conditions relating to the trading price of our shares.

•	Repurchase. If a “Repurchase Event” occurs at any time while any portion of the principal amount of the Notes is outstanding, the holders of the Notes will have the right to require us to repurchase all or any portion of such Notes. A “Repurchase Event” is the occurrence of any of the following:
o	our common stock ceases to be traded or quoted in a recognized trading market;

o	a “Fundamental Change” has occurred, as defined in the Notes;

o	the adoption of an amendment to our Amended and Restated Certificate of Incorporation, as amended, that materially and adversely affects the rights of the holders of the Notes, or the taking of any action by us that materially and adversely affects the rights of the holders of the Notes with respect to its common stock in a different and more adverse manner than it affect the rights of our common stockholders generally;

o	the inability of the holders of the Notes for twenty (20) trading days during any 365 consecutive day period occurring after the registration statement is effective to sell shares of our common stock issued or issuable upon conversion of the Notes or exercise of the Warrants or, in the case of Sigma, the Additional Warrants pursuant to the registration statement by reason of the requirements of federal securities law or due to a failure of the registration statement to comply with the rules and regulations of the Commission (other than by reason of a review by the Staff of the Commission of the registration statement or any post-effective amendment thereto); or

o	the occurrence of any event of default under the Notes.
•	Conversion. The holders of the Notes have the right, at any time prior to December 29, 2008 (subject to adjustment in the case of any prior redemption or exercise of repurchase rights) and at their option, to convert the principal amount of the Notes, plus any accrued and unpaid interest into a number of shares of our common stock determined by dividing the principal and interest amount being converted by the then-applicable conversion price. Initially, the conversion price of the Notes is $1.10 and would, at that conversion price, convert into an aggregate of 5,454,545 shares of common stock. At issuance, the conversion price was subject to specified adjustments in the case of dividends, the issuance of certain warrants and other rights to purchase shares of our common stock, subdivisions, distributions, reclassifications, consolidations, or sales of our properties or assets to another corporation for receipt of that corporation’s stock. With limited exceptions, the conversion price is also subject to adjustment in the case of an issuance of shares of our common stock or common stock equivalents (as defined in the Notes), or securities exercisable for or convertible into our common stock, at a per share price less than the current fair market value (as defined in the Notes) of the common stock at the time such shares are issued. In the event that this occurs, the conversion price would be adjusted in accordance with a formula described in the Notes. In addition to these adjustments, the Notes initially provided that in the event that we did not attain certain revenue or EBITDA levels for the fiscal year ended June 30, 2007, the conversion price for all or a portion of the Notes will be reduced to $0.50. This final adjustment provision was waived by agreement with a majority-in-interest of the holders of the Notes.
          Warrants and Additional Warrants. In addition to the issuance of the Notes, we issued the Warrants to purchase up to an aggregate of 3.0 million shares of our common stock at a per share exercise price of $0.01. The Warrants have a term of exercise expiring December 29, 2011. The number of shares issuable upon exercise and the per share exercise price of the Warrants is subject to adjustment in the case of, among other things, any stock dividend, stock split, combination, capital reorganization, reclassification or merger or consolidation. Subject to limited exceptions, the number of shares of common stock for which the Warrants are exercisable is also subject to adjustment in the case of an issuance of shares of common stock or common stock equivalents, at a per share price less than the current fair market value (as defined in the Warrants) of the common stock at the time such shares are issued. In the event of such an issuance, the exercise price of the Warrants will be reduced in accordance with a formula described in the Warrants. The Warrants are exercisable at any time prior to its expiration date by delivering the warrant to us, together with a completed election to purchase and the full payment of the exercise price or by means of a “net exercise” feature under which we do not receive any cash, but rather, the number of shares issued upon exercise is net of the number of shares withheld by us in lieu of payment of the exercise price. This net exercise right is generally limited to times when we are not in compliance with our obligations relating to the registration of the shares of common stock underlying the Warrants for resale under the registration rights agreement with respect to those shares.
          The terms of the Additional Warrants are substantially similar to those contained in the Warrants. The Additional Warrants are exercisable for up to an aggregate of 175,000 shares of our common stock with an exercise price equal to $0.55 per share.
          Security Agreement and Guarantee. In connection with the Note Purchase Agreement and the Notes, we entered into a Security Agreement dated as of even date with the Note Purchase Agreement, by and among us, BCI, and Sigma pursuant to which we and BCI granted a general security interest in substantially all of our accounts, inventory, furniture, fixtures, equipment, general intangibles, patents, licenses, investment property, promissory notes, instruments, documents and tangible and electronic chattel paper, and all proceeds, products, rents and profits from that collateral in favor of Sigma, as collateral agent. The joinder agreements under which Pacific, Operis and SBLLC were made party to the Note Purchase Agreement also provided that those subsequent purchasers of the Notes were to be deemed beneficiaries of the Security Agreement and Guarantee. The lien and security interest granted pursuant to the Security Agreement is junior to Presidential and the Senior Debt.
          In connection with the Note Purchase Agreement and the Notes, BCI agreed to guarantee our obligations under the Notes. The Guarantee is an absolute and unconditional guaranty of payment and performance, and is irrevocable. Pacific, Operis and SBLLC are also beneficiaries of the Guarantee pursuant to each purchaser’s respective joinder agreement.
          Except as set forth in the preceding paragraphs, the Selling Shareholders and the officers and directors of the Selling Shareholders have not held any positions or offices or had any other material relationship with us or any of our affiliates within the past three years.
          All of the securities being offered by this prospectus were or will be issued and sold to the Selling Shareholders pursuant to exemptions from the registration requirements of the Securities Act of 1933 as provided by Rule 506 of Regulation D or Section 4(2) of the Securities Act, or otherwise.

     Certain value considerations to the Selling Shareholders.
     The sale of the Notes, Warrants and Additional Warrants represent a complicated value proposition to the Selling Shareholders. Please find below certain disclosures designed to help you understand the total payments and other value received or to be received by the Selling Shareholders over the life of their investment.
     Direct payments to the Selling Shareholders. The payments (including the value of payments made in the form of common stock equivalents) required to be made or potentially required to be made by us in connection with the transaction to any Selling Shareholder, any affiliate of a Selling Shareholder, or any person with whom any Selling Shareholder has a contractual relationship (together, “Selling Shareholder Parties”), in each case during the first year following the first Note purchase transaction, include those amount on the following table:

							Intrinsic
			All Interest	Potential	Reimbursement		Dollar	Total
	Principal		Payments	Liquidated	of Selling	Advisory	Value of	Potential
Selling	Amount		During	Damages	Stockholder	Services	Warrants	Payments
Shareholder (1)	of Note	Issue Date	First Year	(2)	Expenses (3)	Fee (4)	(5)	in Year 1
Sigma Opportunity Fund, LLC	$3,000,000	12/29/2006	$211,750	$360,000	$60,000	$101,000	$755,250	$1,528,000

Pacific Asset Partners	1,000,000	2/2/2007	62,611	120,000	—	—	375,000	557,611

Operis Partners I LLC	500,000	2/2/2007	31,306	60,000	—	—	187,500	278,806

Sigma Berliner, LLC	$1,500,000	2/15/2007	91,875	180,000	40,000	—	562,500	834,375

			$397,542	$720,000	$100,000	$101,000	$1,880,250	$3,198,792

(1)	Does not include payments made to Punk Ziegel, our placement agent for this transaction. We paid Punk Ziegel a $25,000 retainer and issued a warrant to purchase 100,000 shares of our common stock (strike price $1.00) in June 2006 as part of our engagement letter with Punk Ziegel. Pursuant to the engagement letter, we then paid Punk Ziegel a fee of $225,000 and issued a warrant to purchase 214,286 shares of our common stock (strike price of $0.70) for assisting with the closing of the December 29, 2006 financing round with Sigma, and an additional fee of $60,000 and a warrant to purchase 214,286 shares of common stock (strike price of $0.70) for assisting with the closing of the February 2nd and 15th financing rounds. Punk Ziegel does not have any contractual relationship with any of the Selling Shareholders or their affiliates.

(2)	If we fail to effectively register these shares as described above under the caption “—Note Purchase Agreement,” we would be subject to liquidated damages in cash equal to 2% per month of the aggregate purchase price paid by the Selling Stockholder for no more than 6 months from June 15, 2007. If the registration statement of which this prospectus forms a part becomes effective prior to June 15, 2007, these payments may not have to be made.

(3)	These fees were related primarily to the legal expenses of the Selling Shareholders.

(4)	These fees were paid to Advisors for advisory services, including the service of Mr. Thom Waye as a director on our Board of Directors. Advisors is an affiliate of Sigma and SBLLC. The fee represents a one-time advisory fee one $1,000 meeting fee made to Mr. Waye pursuant to our general outside director compensation arrangements. Other than reimbursement of certain potential future expense related to Mr. Waye’s service on our Board of Directors, which we are unable to predict, no further payments will be made under the advisory agreement with Advisors.

(5)	Includes the positive intrinsic value of Warrants and Additional Warrants issued in connection with the issuance of the Notes, calculated by subtracting the exercise price of the warrants from the closing market price on the date of their issuance, multiplied by the number of shares. The amounts shown in the table do not include 150,000 Additional Warrants issued to Advisors in connection with its services to us since those warrants were issued with an exercise price above the trading price on their date of issuance. However, the amount shown for Sigma does include 25,000 Additional Warrants that we had agreed at the time of the initial transaction to issue to Advisors but that were eventually issued after the market price had risen substantially.

     We have already made $283,542 of these payments, consisting of interest payments, Selling Shareholder expenses reimbursement and the advisory services fee. We have also already issued all of the warrants.
     The expenses reimbursement, the payment of the advisory services fees and the warrant issuances were all done in connection with the closings of the sales of the Notes and do not represent any future liabilities of ours. In fact, the only payments that we will make to the Selling Shareholder Parties following December 31, 2007, assuming that all liquidated damages for failures to register the shares were paid during 2007 or that none become due, will be interest payments on the Notes according to their terms. The future interest payments beyond the first year described above are expected to total $417,667.
     The aggregate amount of all potential payments to Selling Shareholder Parties (including the intrinsic value of the warrants already issued as of their issuance), assuming that this registration statement were never declared effective (solely for purposes of this value to the Selling Shareholders at the time of the transactions), would be approximately $3,616,459 during the term of the Notes.
     The net proceeds to the Company from the sale of the Convertible Notes and Note Warrants, calculated by subtracting from gross proceeds of $6.0 million the total possible payments to all Selling Shareholder Parties in the first year following the first sale of Convertible Notes, may be $4,681,458.
     Proceeds to us and profit to the Selling Shareholders. The net proceeds to us from the sale of the Notes and warrants, calculated by subtracting from gross proceeds of $6.0 million the total possible payments to all Selling Shareholder Parties in the first year following the first sale of Notes, may be $4,681,458. The table below further demonstrates our net proceeds after taking into account all possible payments to the Selling Shareholder Parties.

		All Payments that
		May be Made to	Proceeds to the	Combined Total
	Gross	Selling	Issuer After	Possible Profit to be
	Proceeds	Shareholder	Payments	Realized as a Result of
	Paid to the	Parties During the	Described in	Conversion of Notes
	Company	Life of the Notes	Column (b)	and Warrants (1)
	(a)	(b)	(c)	(d)
Sigma Opportunity Fund, LLC	$3,000,000	$1,736,833	$1,263,167	$749,250

Pacific Asset Partners	1,000,000	627,222	372,778	375,000

Operis Partners I LLC	500,000	313,612	186,388	187,500

Sigma Berliner, LLC	1,500,000	938,792	561,208	562,500

Total	$6,000,000	$3,616,459	$2,383,541	$1,874,250

(1)	Since the conversion price of the Notes was well above the market price of our shares when the Notes were issued, we have determined that the Selling Shareholders did not receive the underlying shares in that purchase with any inherent discount or built-in profit. See the tables in the following section for an explanation of the calculation for possible profit for warrants. Possible profit of Sigma includes the possible profits Advisors may obtain upon exercise of Additional Warrants.
While we believe that it is important to understand the balanced nature of the transaction as a whole by taking the premium reflected in the conversion price of the Notes together with the corresponding discount on the Warrants, we have treated the Selling Shareholder losses upon immediate conversion of the Notes as zero possible profit in the table above. Another approach to consider would have been to use these premiums to offset possible profit from the Warrants in the table, which would have shown a loss to the Selling Shareholders of $194,468.
•	The total amount of all potential payments to Selling Shareholder Parties, assuming that this registration statement were never declared effective (solely for purposes of this value to the Selling Shareholders at the time of the transactions), would be approximately $3,616,459.

•	The Notes carry no discounts upon conversion to the market price of the shares underlying the Notes as of their issue date.

•	The net proceeds to the issuer as indicated in the section above after all potential payments to the Selling Shareholders in the first year after issuance of the Notes could be as low as $4,681,458, though we note that amount would be increased by $720,000 if this registration statement is declared effective before liquidated damages begin to accrue.

     Calculation of total possible profits or discounts to the Selling Shareholders upon conversion or exercise of their Notes and warrants. Since the conversion price of the Notes was well above the market price of our shares when the Notes were issued, we have determined that the Selling Shareholders did not receive the underlying shares in that purchase with any inherent discount or built-in profit. The net total discount on exercise of the Warrants and Additional Warrants would have been $1,874,250 on their date of issuance. These conclusions are explained more fully by the tables below.
Dollar Value of Shares Underlying Notes Assuming No Cash Interest Payments Throughout Notes Term:

	Principal	Total			Closing	Total	Combined	Total
	Amount of	Interest			Price of	Number of	Market	Possible
	Note/Total	During Term of	Principal	Conversion	Stock on	Shares	Price of	Profit on
	Conversion	the Note	Plus	Price Per	Date of	Convertible	Underlying	Conversion
	Price	(1)	Interest	Share	Issuance	Into	Shares (2)	of Notes (3)
Note Holder	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Sigma Opportunity Fund, LLC	$3,000,000	$420,583	$3,420,583	$1.10	$0.51	3,109,621	$1,585,906	$(1,414,094)

Pacific Asset Partners	1,000,000	132,222	1,132,222	$1.10	$0.76	1,029,293	782,263	(217,737)

Operis Partners I LLC	500,000	66,110	566,110	$1.10	$0.76	514,645	391,130	(108,870)

Sigma Berliner, LLC	1,500,000	196,291	1,696,291	$1.10	$0.76	1,542,083	1,171,983	(328,017)

Totals:	$6,000,000	$815,208	$6,815,208			6,195,642	$3,931,282	$(2,068,718)

(1)	Assuming no compounding of unpaid interest and no default interest rates applied.

(2)	Calculated by multiplying the Total Number of Shares Convertible Into (column f) by the Closing Price of Stock on Date of Issuance (column e).

(3)	Calculated by subtracting the Total Conversion Price (column a) from the Combined Market Price of Underlying Shares (column g).
Dollar Value of Shares Underlying Warrants and Additional Warrants:

					Combined
					Market
				Closing	Price of
	Number of			Price of	Underlying	Total	Possible
	Shares		Strike	Stock on	Shares at	Combined	Profit on
Warrant	Underlying	Grant	Price of	Date of	Sale of	Conversion	Exercise of
Holder	Warrants	Date	Warrant	Issuance	Warrants	Price	Warrants
Sigma Opportunity Fund, LLC	1,500,000	12/29/2006	$0.01	$0.51	$765,000	$15,000	$750,000

Sigma Advisors	150,000	12/29/2006	0.55	0.51	76,500	82,500	(6,000)

Pacific Asset Partners	500,000	2/2/2007	0.01	0.76	380,000	5,000	375,000

Operis Partners I LLC	250,000	2/2/2007	0.01	0.76	190,000	2,500	187,500

Sigma Berliner, LLC	750,000	2/15/2007	0.01	0.76	570,000	7,500	562,500

Sigma Advisors	25,000	2/15/2007	$0.55	$0.76	19,000	13,750	5,250

Total:					$2,000,500	$126,250	$1,874,250

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
     BCI contracts with RBI Real Estate, LLC (“RBI”) for the lease of certain vehicles used in its operations. This contract resulted in payment to RBI in an amount equal to $97,200 during fiscal year 2006. Richard B. Berliner, Chief Executive Officer and Chairman of the Board, holds a 50% ownership interest in RBI and serves as its Chief Executive Officer. The former Chief Operating Officer of Old Berliner holds the other 50% ownership in RBI.
     In April, 2006, BCI also purchased from Mr. Berliner for $23,500 an automobile that is being utilized in the business.
     See “The Selling Shareholders And Other Principal Shareholders—Selling Shareholders—Material Relationships with the Selling Shareholders” for information regarding our relationships with Sigma and its affiliates and with Pacific.

PLAN OF DISTRIBUTION
     We are registering the shares of common stock issuable upon exercise of warrants and conversion of our 7% Senior Subordinated Secured Convertible Notes due 2008 to permit the resale of these shares of common stock by the holders of the 7% Senior Subordinated Secured Convertible Notes due 2008 and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Shareholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.
     The Selling Shareholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:
•	to purchasers directly;

•	in ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	through underwriters or dealers who may receive compensation in the form of underwriting discounts, concessions or commissions from such shareholders or from the purchasers of the securities for whom they may act as agent;

•	by the pledge of the shares or warrants as security for any loan or obligation, including pledges to brokers or dealers who may effect distribution of the shares or warrants or interests in such securities;

•	to purchasers by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

•	in a block trade in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate a transaction;

•	through an exchange distribution in accordance with the rules of the exchange or in transactions in the over-the-counter market;

•	pursuant to Rule 144; or

•	in any other manner not proscribed by law.
     If the Selling Shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the Selling Shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. If any Selling Shareholder enters into an agreement to sell its shares to a broker-dealer and such broker-dealer is acting as an underwriter, we will file a post-effective amendment to the registration statement of which this prospectus forms a part for the purpose of updating this disclosure with respect to such broker-dealer and its related plan of distribution. The Selling Shareholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions. The Selling Shareholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.
     The Selling Shareholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.
     For more information about material relationships between the Selling Shareholders and us, see “Selling Shareholders” in this prospectus.

     We have advised each Selling Shareholder that under current interpretations it may not use shares registered on this registration statement to cover short sales of our common stock made prior to the date on which this registration statement shall have been declared effective by the Commission. If a Selling Shareholder uses this prospectus for any sale of our common stock, it will be subject to the prospectus delivery requirements of the Securities Act of 1933, as amended.
     The Selling Shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the Selling Shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.
     Pursuant to the Note Purchase Agreement that we entered into in connection with the issuance and sale of the 7% Senior Subordinated Secured Convertible Notes due 2008 and certain of the warrants, we will pay the fees and expenses in connection with this registration statement other than underwriting discounts or commissions, brokerage fees and the fees and expenses of counsel to any selling shareholders. We estimate that we will pay fees and expenses of approximately $49,000. In the event of a material change in the information disclosed in this prospectus, the shareholders will not be able to effect transactions in the shares and warrants pursuant to this prospectus until a post-effective amendment to the registration statement is filed with, and declared effective by, the Commission.
     We have also agreed to indemnify the Selling Shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the Note Purchase Agreement, or the Selling Shareholders will be entitled to contribution. We may be indemnified by the Selling Shareholders against civil liabilities, including liabilities under the Securities Act, which may arise from any written information furnished to us by the Selling Shareholders specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.
     Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.
     There can be no assurance that any Selling Shareholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.
     Our common stock is quoted on the OTC Bulletin Board.

DESCRIPTION OF SECURITIES
     The following discussion is not meant to be complete and is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation, as amended, and our bylaws, which are exhibits to the registration statement of which this prospectus is a part. You should read this summary together with our Amended and Restated Certificate of Incorporation, as amended, our bylaws, and the applicable provisions of Delaware statutory law.
     Our authorized capital stock currently consists of 102,000,000 shares of capital stock. The authorized capital stock is divided into common stock and preferred stock. The common stock consists of 100,000,000 shares, par value $0.00002 per share. The preferred stock consists of 2,000,000 shares, par value $0.00002 per share. As of May 8, 2007, we had outstanding 17,035,357 shares of common stock and no shares of preferred stock outstanding.
Description of Common Stock
     Voting. The holders of our common stock are entitled to one vote per share on all matters to be voted on by shareholders. The holders of our common stock are not entitled to cumulative voting in the election of directors.
     Dividends. Subject to the rights of our outstanding preferred stock and subject to restrictions imposed by the Notes, dividends on our common stock may be declared and paid when and as determined by our board of directors.
     Liquidation, Dissolution or Winding Up. If we liquidate, dissolve or wind up operations, the holders of our common stock are entitled to share equally on a per share basis in any assets remaining after all prior claims are satisfied, all our outstanding debt is repaid and the liquidation preferences on our outstanding preferred stock are paid in full.
     Other Rights. Holders of our common stock generally do not have any preemptive or similar rights to subscribe for shares of our capital stock, or for any rights, warrants, options, bonds, notes, debenture or other securities convertible into or carrying options or warrants to subscribe, purchase or otherwise acquire shares of our capital stock. Purchasers of our 7% Senior Subordinated Secured Convertible Notes due 2008 do have certain preemptive rights as described in the Note Purchase Agreement. Our Amended and Restated Certificate of Incorporation, as amended, does not contain any provisions providing for the redemption of our common stock or the conversion of our common stock into other securities.
     Effect of Preferred Stock and Credit Facilities on our Common Stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of any series of preferred stock that we may issue in the future, and our credit facilities. Certain provisions of the preferred stock that may adversely affect the rights of holders of our common stock are described in the following paragraphs. Under the terms of our 7% Senior Subordinated Secured Convertible Notes due 2008, we are not permitted to pay any dividend or make any distribution on shares of our common stock held in treasury other than dividends or distributions payable only in shares of our common stock.
Description of Preferred Stock
     Our Board has the authority, without further shareholder approval, to issue up to 2,000,000 shares of preferred stock in one or more series, to establish the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights, and the qualifications, limitations or restrictions, of the shares of each series. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of our common stock. In certain circumstances, such issuances could have the effect of decreasing the market price of the common stock.

LEGAL MATTERS
     The legality of the shares of common stock offered by this prospectus will be passed upon for us by Andrews Kurth LLP of Dallas, Texas.
EXPERTS
     The financial statements as of June 30, 2006 and 2005, for the year ended June 30, 2006 and for the six months ended June 30, 2005, and the year ended December 31, 2004, included in this prospectus have been so included in reliance on the report of BDO Seidman, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.
     The financial statements set forth in this registration statement and prospectus for the year ended December 31, 2003, have been audited by Grant Thornton, LLP, an independent registered public accounting firm, as indicated in their report with respect thereto, which is set forth herein, and have been included herein in reliance upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We have filed a registration statement on Form S-1 with the Commission with respect to this distribution. This prospectus, which is part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits and schedules for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits and schedules attached to the registration statement for copies of the actual contract, agreement or other document.
     We also file annual, quarterly and current reports, proxy statements and other documents with the Commission under the Exchange Act. You may read and copy any materials that we may file without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You may obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Commission at 100 F Street, N.E., Washington, D.C. 20549. The Commission also maintains an Internet site, http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The other information we file with the Commission is not part of the registration statement of which this prospectus forms a part.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Reports of Independent Registered Public Accounting Firms	F-2
Consolidated Balance Sheets as of June 30, 2006 and June 30, 2005	F-4
Consolidated Statements of Operations for the year ended June 30, 2006, the six months ended June 30, 2005 and June 30, 2004 (unaudited), and the years ended December 31, 2004 and 2003	F-5
Consolidated Statements of Shareholders’ Equity (Deficit) for the year ended June 30, 2006, the six months ended June 30, 2005, and the years ended December 31, 2004 and 2003	F-6
Consolidated Statements of Cash Flows for the year ended June 30, 2006, the six months ended June 30, 2005 and June 30, 2004 (unaudited), and the years ended December 31, 2004 and 2003	F-7
Notes to Consolidated Financial Statements	F-8
Consolidation Balance Sheets as of December 31, 2006 (Unaudited) and June 30, 2006	F-22
Consolidated Statements of Operations for the three and six months ended December 31, 2006 and 2005 (Unaudited)	F-23
Consolidated Statements of Cash Flows for the six months ended December 31, 2006 and 2005 (Unaudited)	F-24
Consolidated Statements of Shareholders’ Equity (Deficit) for the six months ended December 31, 2006 (Unaudited)	F-26
Notes to Consolidated Financial Statements	F-27

Report of Independent Registered Public Accounting Firm
Board of Directors and Stockholders
Berliner Communications, Inc.
Elmwood Park, New Jersey
We have audited the accompanying consolidated balance sheets of Berliner Communications, Inc. and Subsidiaries as of June 30, 2006 and 2005 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended June 30, 2006, the six months ended June 30, 2005, and the year ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Berliner Communications, Inc. and Subsidiaries at June 30, 2006, and 2005, and the results of their operations and their cash flows for the year ended June 30, 2006, and the six months ended June 30, 2005, and the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.
/s/ BDO Seidman, LLP
Valhalla, New York
September 13, 2006, except for Note 18, which is as of March 15, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Berliner Communications, Inc.
     We have audited the accompanying consolidated statements of operations, stockholders’ equity and cash flows of Berliner Communications, Inc. and subsidiaries for the year ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
     We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Berliner Communications, Inc. and subsidiaries for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.
/s/ Grant Thornton LLP
Philadelphia, Pennsylvania
July 1, 2004 (except Note 18, as to which the date
is March 19, 2007)

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	June 30,
	2006	2005
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$534,350	$402,432
Accounts receivable, net of allowance for doubtful accounts of $179,535 and $91,572 at June 30, 2006, and 2005, respectively	12,333,892	5,261,311
Inventories	322,029	506,615
Prepaid expenses and other current assets	331,546	516,842

	13,521,817	6,687,200

LONG-TERM ASSETS
Property and equipment, net	565,592	469,855
Other assets	168,210	359,139

	$14,255,619	$7,516,194

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Line of credit	$1,110,803	$493,824
Current portion of long-term debt	373,856	425,964
Current portion of capital lease obligations	33,105	39,596
Accounts payable	5,355,827	2,209,775
Accrued liabilities	3,908,803	2,285,889
Accrued income taxes	127,927	—

	10,910,321	5,455,048

LONG-TERM LIABILITIES
Long-term debt, net of current portion	162,769	243,942
Long-term capital lease obligations, net of current portion	24,081	10,068

	186,850	254,010

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY
Preferred stock	—	79
Common stock	341	13
Additional paid-in capital	13,018,241	12,922,329
Accumulated deficit	(9,860,134)	(11,115,285)

	3,158,448	1,807,136

	$14,255,619	$7,516,194

The accompanying notes are an integral part of these financial statements.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

		Six months ended		Year ended
	Year ended	June 30,		December 31,
	June 30, 2006	2005	2004	2004	2003
			(Unaudited)
Revenues	$39,325,312	$10,196,270	$7,421,961	$15,285,904	$17,955,834
Costs of revenues	28,202,105	7,339,171	4,926,639	9,604,839	13,098,669

Gross margin	11,123,207	2,857,099	2,495,322	5,681,065	4,857,165

Selling, general and administrative expenses	9,447,967	3,830,947	2,939,614	6,123,328	5,898,143
Depreciation	246,503	139,220	180,832	342,934	580,207
(Gain) loss on sale of fixed assets	(6,627)	(22,785)	(13,972)	(9,699)	45,445

Income (loss) from operations	1,435,364	(1,090,283)	(611,152)	(775,498)	(1,666,630)

Other (income) expense
Interest expense	73,626	22,282	19,114	46,813	34,112
Interest income	(14,046)	(5,487)	(550)	(1,639)	(12,763)
(Income) loss in equity of investments	(97,995)	93,982	—	—	—
Gain on extinguishment of debt	—	—	—	—	(7,171,119)
Other	85,201	(3,895)	—	—	—

Income (loss) before income taxes	1,388,578	(1,197,165)	(629,716)	(820,672)	5,483,140

Income tax expense (recovery)	133,427	(6,581)	(1,840)	16,160	44,250

Net income (loss)	1,255,151	(1,190,584)	(627,876)	(836,832)	5,438,890

Deemed Series B and D preferred dividends	19,935,779	—	—	—	378,355

Net loss allocable to common shareholders	$(18,680,628)	$(1,190,584)	$(627,876)	$(836,832)	$5,060,535

Net loss per common share — basic and diluted	$(1.38)	$(2.36)	$(9.31)	$(12.41)	$91.27

Weighted average number of common shares outstanding — basic and diluted	13,581,842	504,438	67,414	67,414	55,446

The accompanying notes are an integral part of these financial statements.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Preferred Stock		Common Stock
	2,000,000 shares authorized;		20,000,000 shares authorized		Additional		Total
	$0.00002 par value		$0.00002 par value		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Equity	Equity (Deficit)
Balance at December 31, 2002	—	$—	12,134,591	$121,345	$8,553,814	$(14,083,300)	$(5,408,141)

Stock issued under standstill voting and termination agreement	—	—	8,089,729	80,898	1,977,317	—	2,058,215

Preferred dividends and accretion						(378,355)	(378,355)

Net income						5,438,890	5,438,890

Balance at December 31, 2003	—	—	20,224,320	202,243	10,531,131	(9,022,765)	1,710,609

Net loss						(836,832)	(836,832)

Balance at December 31, 2004	—	—	20,224,320	$202,243	$10,531,131	$(9,859,597)	$873,777

Deemed retroactive stock split to recapitalize Berliner Communications, Inc. with 147,676,299 common shares, $0.00002 par value	—	—	127,451,979	(199,210)	199,131	—	(79)

Deemed retroactive stock split to recapitalize Berliner Communications, Inc. with 3,913,669 Series E Preferred shares, $0.00002 par value; liquidation preference of $0.26 per share	3,913,669	79	—	(79)	79	—	79

Deemed dividend of Berliner Communications, Inc. of net assets not transferred in recapitalization	—	—	—	—	—	(65,104)	(65,104)

Novo Networks, Inc. preferred stock recapitalized as of February 18, 2005, into 4,500 Series B and 9,473 Series D Preferred shares, $0.00002 par value liquidation preference of $1,000 per share	13,973	—	—	—	—	—	—

Novo Networks, Inc. shareholder equity recapitalized as of February 18, 2005, into 52,323,701 common shares, $0.00002 par value	—	—	52,323,701	1,046	2,188,001	—	2,189,047

Reverse stock split of one share for every 300 shares on September 16, 2005	—	—	(199,333,333)	(3,987)	3,987	—	—

Net loss						(1,190,584)	(1,190,584)

Balance at June 30, 2005	3,927,642	$79	666,667	$13	$12,922,329	$(11,115,285)	$1,807,136

Deemed dividend in the conversion of the Series B and Series D Convertible Preferred Stock	(13,973)	—	996,788,940	19,936	19,915,843	—	—

					(19,935,779)
Conversion of Series E Convertible Preferred Stock	(3,913,669)	(79)	3,913,668,046	78,273	(78,194)	—	—

Reverse stock split of one share for every 300 shares on September 16, 2005	—	—	(4,894,088,796)	(97,881)	97,881	—	—

Stock based compensation expense					66,791	—	66,791

Issuance of warrants for consulting services					29,370	—	29,370

Net income						1,255,151	1,255,151

Balance at June 30, 2006	—	$—	17,034,857	$341	$13,018,241	$(9,860,134)	$3,158,448

The accompanying notes are an integral part of these financial statements.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Six months ended		Year ended
	Year ended	June 30,		December 31,
	June 30, 2006	2005	2004	2004	2003
			(Unaudited)
Cash flows from operating activities
Net income (loss)	$1,255,151	$(1,190,584)	$(627,876)	$(836,832)	$5,438,890
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities
Depreciation	246,503	139,220	180,832	342,934	580,207
Loss in equity investments	102,005	93,982	—	—	—
Gain on extinguishment of debt	—	—	—	—	(7,171,119)
Bad debt expense	104,186	10,000	—	45,636	67,000
Stock based compensation	96,161	—	—	—	—
Gain on sale of equity investment	(200,000)	—	—	—	—
(Gain) loss on sale of fixed assets	(6,627)	(22,785)	(13,972)	(9,699)	45,445
Changes in operating assets and liabilities
Accounts receivable	(7,176,768)	(1,886,407)	2,060,024	2,065,139	(224,860)
Inventories	184,586	8,950	34,224	96,409	92,449
Prepaid expenses and other current assets	185,296	(47,495)	111,992	(53,594)	106,703
Other assets	88,924	14,797	(1,500)	(8,730)	4,561
Accounts payable	3,146,052	505,588	(288,276)	(284,955)	249,702
Accrued liabilities	1,622,914	808,169	(881,005)	(712,574)	(518,118)
Accrued income taxes payable	127,927	(12,581)	290	(21,790)	34,371
Deferred revenues	—	(11,435)	(9,435)	9,435	(200,000)

Net cash (used in) provided by operating activities	(223,690)	(1,590,581)	565,298	631,379	(1,494,769)

Cash flow from investing activities
Purchase of property and equipment	(292,635)	(89,397)	(42,140)	(80,358)	(219,765)
Proceeds from the sale of property and equipment	17,750	60,423	10,268	25,053	28,849
Proceeds from the sale of equity investment	200,000	—	—	—	—

Net cash used in investing activities	(74,885)	(28,974)	(31,872)	(55,305)	(190,916)

Cash flows from financing activities
Payment of preferred stock dividends	—	—	—	—	(137,500)
Proceeds from line of credit	4,808,753	1,237,080	701,146	1,887,663	435,995
Proceeds from long-term debt	148,514	30,039	—	101,640	87,566
Repayment of line of credit	(4,191,774)	(1,087,844)	(1,028,263)	(1,979,070)	—
Repayment of long-term debt	(281,795)	(198,989)	(89,256)	(180,637)	(89,288)
Repayment of loan from shareholder	—	(101,640)	—	—	—
Repayment of capital leases	(53,205)	(33,886)	(43,762)	(89,722)	(97,154)
Cash paid on debt extinguishment	—	—	—	—	(800,000)

Net cash provided by (used) in financing activities	430,493	(155,240)	(460,135)	(260,126)	(600,381)

Net increase (decrease) in cash and cash equivalents	131,918	(1,774,795)	73,291	315,948	(2,286,066)
Cash and cash equivalents at beginning of period	402,432	453,818	137,870	137,870	2,423,936
Cash and cash equivalents, acquired	—	1,723,409	—	—	—

Cash and cash equivalents at end of period	$534,350	$402,432	$211,161	$453,818	$137,870

Supplemental disclosure of cash flow information
Interest paid	$73,626	$21,113	$19,114	$46,813	$35,776

Income taxes paid	$5,500	$13,087	$5,144	$9,789	$—

Non-cash investing and financing activities
Preferred stock accretion	$—	$—	$—	$—	$240,855

Assets purchased under capital leases	$60,727	$—	$—	$55,215	$19,415

Net assets acquired	$—	$392,123	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts shown for the six months ended June 30, 2004, are unaudited)
1. Business
General
The company now known as Berliner Communications, Inc. (“Berliner”, “we”, “us” and “our”) was originally incorporated in Delaware in 1987 as Adina, Inc. (“Adina”). Adina’s corporate existence was permitted to lapse in February of 1996 and was subsequently reinstated as eVentures Group, Inc., (“eVentures”) in August of 1999. In December of 2000, eVentures changed its name to Novo Networks, Inc. (“Novo”).
On February 18, 2005, Novo entered into an asset purchase agreement with the former Berliner Communications, Inc. (“Old Berliner”) and BCI Communications, Inc. (“BCI”), a Delaware corporation and our wholly-owned subsidiary, whereby BCI acquired (the “Acquisition”) the operations and substantially all of the assets (the “Berliner Assets”) and liabilities of Old Berliner. In September of 2005, Novo changed its name to Berliner Communications, Inc.
Since the Acquisition was settled through the issuance of a controlling interest in Novo’s common stock, Old Berliner is deemed to be the acquirer for accounting purposes. Furthermore, since Novo was deemed to be a shell company prior to the Acquisition, purchase accounting was not applied. Therefore, the transaction was accounted for as a reverse acquisition and recapitalization of Old Berliner. The accompanying consolidated financial statements for the six months ended June 30, 2005, include the accounts of Old Berliner through February 18, 2005, BCI, our wholly owned subsidiary, and us since February 18, 2005.
Founded in 1995, Old Berliner originally provided wireless carriers with comprehensive real estate site acquisition and zoning services, which we now report as one of our operating segments. Over the course of the following 10 years, the service offerings were expanded to include radio frequency and network design and engineering, infrastructure equipment construction and installation, radio transmission base station modification and project management services, which, together make up our other reporting segment. With the consummation of the Acquisition, BCI carries on the historical operations of Old Berliner.
2. Summary of Significant Accounting Policies
Basis of Presentation
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Some of the more significant estimates being made include the allowance for doubtful accounts and percentage of completion of construction projects.
The amounts shown for the six months ended June 30, 2004, in the accompanying Statement of Operations and Statement of Cash Flows have been prepared by us, without audit, pursuant to the interim financial statements rules and regulations of the United States Securities and Exchange Commission (‘SEC”). In our opinion, the accompanying unaudited consolidated Statement of Operations and Statement of Cash Flows include all adjustments necessary to present fairly the results of our operations and cash flows for the six months ended June 30, 2004.
Principals of Consolidation
The consolidated financial statements include our accounts and the accounts of our wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents
We consider all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. At June 30, 2006, cash and cash equivalents totaled approximately $534,400 and consisted of bank balances and a money market account. We maintain our cash and cash equivalents with two financial institutions, which, at times, have amounts in excess of the FDIC insurance limit.
Risks and Uncertainties
Financial instruments that potentially subject us to concentrations of credit risk consist primarily of accounts receivable. We routinely assess the financial strength of our customers and do not require collateral or other security to support customer receivables. Credit losses are provided for in our consolidated financial statements in the form of an allowance for doubtful accounts. Our allowance for doubtful accounts is based upon the expected collectibility of all our accounts receivable. We determine our allowance by considering a number of factors, including the length of time it is past due, our previous loss history and the customer’s current ability to pay its obligation. Accounts receivable are written off when they are considered uncollectible and any payments subsequently received on such receivables are credited to the allowance for doubtful accounts.
Inventories
Inventories, which consist mainly of raw materials, are stated at the lower of cost or market value. Cost is determined using the first-in, first-out method.
Prepaid Expenses and Other Assets
Prepaid expenses are recorded as assets and expensed in the period in which the related services are received. At June 30, 2006, and 2005, current prepaid expenses and other assets classified as current totaled approximately $331,500 and $516,800, respectively, and consisted mainly of insurance and rents. Non-current other assets of approximately $168,200 and $359,100 at June 30, 2006, and 2005, respectively, are mainly deposits for our office and warehouse locations and long-term insurance.
Property and Equipment
Property and equipment consist of automobiles and trucks, computer equipment, equipment, furniture and fixtures and leasehold improvements. Each class of assets is recorded at cost and depreciated using the straight-line method over the estimated useful lives of three to five years. Leasehold improvements are amortized over the term of the lease or the estimated useful life, whichever is shorter. Maintenance and repairs are charged to expense as incurred. Significant renewals and betterments are capitalized. As of the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.
Long-lived Assets
We assess the recoverability of long-lived assets by determining whether the net book value of the assets can be recovered through projected undiscounted future cash flows. The amount of impairment, if any, is measured based on fair value and is charged to operations in the period in which the impairment occurs.
Equity Investments
Subsidiaries whose results are not consolidated, but over whom we exercise significant influence, are generally accounted for under the equity method of accounting. Whether we exercise significant influence with respect to a subsidiary depends on an evaluation of several factors, including, without limitation, representation on the subsidiary’s governing board and ownership level, which is generally a 20% to 50% interest in the voting securities of the subsidiary, including voting rights associated with our holdings in common stock, preferred stock and other convertible instruments in the subsidiary. Under the equity method of accounting, the subsidiary’s accounts are not reflected in our consolidated financial statements. Our proportionate share of a subsidiary’s operating earnings and losses are included in the caption “Loss in equity of investments” in our consolidated statements of operations. During the year ended June 30, 2006, we sold our interest in our equity investment for a gain (see Note 5 – Equity Investments).
Revenue Recognition
Revenue from radio frequency and network design and engineering, infrastructure equipment construction and installation, radio transmission base station modifications and project management services are recognized as work is performed. Revenue from real estate acquisition and zoning services is recognized upon the identification of an acceptable site and when the lease is signed between the landlord and customer. Revenue associated with multiple element contracts is allocated based on the relative fair value of the services included in the contract. Revenue from infrastructure equipment construction and installation contracts, which are generally completed within 90 days, is recorded under the percentage-of-completion method based on the percentage that total direct costs incurred to date bear to estimated total costs at completion. Losses on infrastructure equipment construction and installation contracts are recognized when such losses become known.
Unbilled receivables represent direct costs incurred and estimated gross profit on uncompleted infrastructure equipment construction and installation contracts that are not yet billed or billable, pursuant to contractual terms.
Income Taxes
We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases. Deferred tax assets and liabilities are measured using applicable tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date. A valuation allowance is provided for significant deferred tax assets when it is more likely than not that such assets will not be recovered.
Stock Based Compensation
Historically, Old Berliner applied the intrinsic value-based method of accounting prescribed by Accounting Principal Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for our employee-based stock options plan. As such, compensation expense would be recorded on the date of grant only if the current market price of underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based compensation. As permitted by SFAS No. 123, Old Berliner elected to continue to apply the intrinsic value-based method of accounting for its employee-based stock option grants and adopted the disclosure requirements of SFAS No. 123.
During 2004 and through the date of the Acquisition, Old Berliner did not grant any stock options under its plans. During 2003, there were 60,000 stock options granted under the Old Berliner plans. The fair value of the options granted was immaterial; therefore, the proforma net income (loss) would have equaled the amount reported for the years ended December 31, 2004. The holders under Old Berliner’s plans forfeited all of their stock options 90 days after the Acquisition date due to all of the employees becoming employees of us. There were no stock options granted from the Acquisition to June 30, 2005. During the year ended June 30, 2006, we granted stock options totaling 530,300 under our plans.
Prior to July 1, 2005, we adopted the disclosure-only provision of SFAS 123, “Accounting for Stock Based Compensation.” SFAS 123 required pro forma information to be presented as if we had accounted for the stock options granted during the fiscal periods presented using the fair value method. The fair value of options granted during the fiscal year ending June 30, 2005, were estimated as of the date of grant using the Black-Scholes option-

pricing model with the following weighted average assumptions: expected volatility of 48.6%, expected dividend yield of 0%, risk-free interest rate of 3.88% and an expected life of ten years.
For purposes of pro forma disclosures related to prior years, the estimated fair values of the options are amortized to expense over the options’ vesting period of one to three years.

	Six Months
	Ended		Fiscal Year Ended December 31,
	June 30, 2005	June 30, 2004	2004	2003
Pro forma net income (loss)		(unaudited)
Net income (loss) allocable to common shareholders, as reported	$(1,190,584)	$(627,876)	$(836,832)	$5,060,535
Less — Stock-based compensation determined under fair value based method	(12,500)	—	—	—

Net income (loss) allocable to common shareholders, proforma	$(1,203,084)	$(627,876)	$(836,832)	$5,060,535

Net income (loss) per share, pro forma	$(2.38)	$(9.31)	$(12.41)	$91.27
Net income (loss) per share, as reported	$(2.36)	$(9.31)	$(12.41)	$91.27
In December of 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on the fair values (i.e., pro forma disclosure is no longer an alternative to financial statement recognition). SFAS 123(R) is effective for public companies at the beginning of the first interim or annual period beginning after June 15, 2005. This required us to adopt SFAS No.123(R) effective July 1, 2005. We have elected to adopt FAS 123(R) using a modified prospective application, whereby the provisions of the statement applied going forward only from the date of adoption to new (issued subsequent to July 1, 2005) stock option awards, and for the portion of any previously issued and outstanding stock option awards for which the requisite service is rendered after the date of adoption (all of our previously issued options had fully vested prior to July 1, 2005).
In addition, compensation expense must be recognized for any awards modified, repurchased, or cancelled after the date of adoption. Under the modified prospective application, no restatement of previously issued results is required.
We use the Black-Scholes option-pricing model to measure fair value. This is the same method we used in prior years for disclosure purposes.
The fair values of the options granted in the fiscal year ended June 30, 2006, were estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: expected volatility of 75%, expected dividend yield of 0%, risk-free interest rate of 4.39% to 5.04% and an expected life of five and one-half years.
The adoption of SFAS No. 123(R) did not have a significant impact on our overall results of operations or financial position.

3. Accounts Receivable
Accounts receivable at June 30, 2006, and 2005, consist of the following:

	June 30,	June 30,
	2006	2005
Accounts receivable	$9,723,178	$4,209,743
Unbilled receivables	2,790,249	1,143,140

	12,513,427	5,352,883
Allowance for doubtful accounts	(179,535)	(91,572)

Total	$12,333,892	$5,261,311

Unbilled receivables represent the value of services rendered to customers not billed as of the balance sheet date. Unbilled receivables are generally billed within three months subsequent to the completion of services.
The allowance for doubtful accounts for the years ended December 31, 2003, 2004, the six months ended June 30, 2005 and the year ended June 30, 2006, consisted of the following:

	Balance	Charged		Balance
	at	to Costs	Recoveries/	at
	Beginning of	and	Deductions/	End of
	Period	Expenses	Write-offs	Period
Allowance for doubtful accounts:

Year ended December 31, 2003	$171,169	67,000	(90,445)	$147,724

Year ended December 31, 2004	$147,724	45,636	(87,299)	$106,061

Six months ended June 30, 2005	$106,061	10,000	(24,489)	$91,572

Year ended June 30, 2006	$91,572	104,186	(16,223)	$179,535

4. Property and Equipment
Fixed assets at June 30, 2006, and 2005, consist of the following:

	June 30,	June 30,
	2006	2005
Automobiles and trucks	$616,040	$392,143
Furniture and fixtures	254,686	252,361
Equipment	1,843,933	1,800,477
Computer equipment and software	92,690	81,490
Leasehold improvements	118,791	118,444

	2,926,140	2,644,915
Less accumulated depreciation	(2,360,548)	(2,175,060)

Total	$565,592	$469,855

Depreciation on fixed assets for the year ended June 30, 2006, the six months ended June 30, 2005, and 2004 (unaudited), and the years ended December 31, 2004, and 2003, was approximately $246,500, $139,200, $180,800, $342,900 and $580,200, respectively.
5. Equity Investments
Previously, we had a minority equity interest in Ad Astra Holdings LP, a Texas limited partnership and Paciugo Management LLC, a Texas limited liability company and the sole general partner of Ad Astra (collectively “Paciugo”). During the year ended June 30, 2006, we recorded income of approximately $98,000 from our equity investment composed of $102,000 of our share of losses and a gain from the sale of our interest of $200,000. During the six months ended June 30, 2005, we recorded an equity loss of $93,982.
6. Accrued Liabilities
Accrued liabilities at June 30, 2006, and 2005, consist of the following:

	June 30,	June 30,
	2006	2005
Employee compensation	$536,015	$192,702
Construction costs	3,179,061	1,937,786
Other	193,727	155,401

	$3,908,803	$2,285,889

7. Income Taxes
Income tax (benefit) expense differed from amounts computed by applying the U.S. federal tax rate of 34% to pre-tax loss as a result of the following:

		Six Months
	Year ended	Ended	Year ended
	June 30,	June 30,	December 31,
	2006	2005	2004	2003
Tax expense (recovery) of statutory rate of 34%	$472,116	$(407,036)	$(279,028)	$1,864,268
Increase (decrease) in valuation allowance against deferred tax assets	(505,681)	429,080	305,009	899,512
State income tax expense (recovery), net of federal income tax benefit	82,482	(71,112)	(73,860)	(159,333)
Gain on extinguishment of debt	—	—	—	(2,438,180)
Other, net	84,510	42,487	64,039	(122,017)

Income tax expense (recovery)	$133,427	$(6,581)	$16,160	$44,250

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at June 30, 2006, and 2005, and December 31, 2004, and 2003, are as follows:

		Six Months
	Year ended	Ended	Year ended
	June 30,	June 30,	December 31,
	2006	2005	2004	2003
Deferred tax assets
Allowance for doubtful accounts	$71,706	$36,574	$42,424	$59,090
Reserve for obsolete and slow moving inventory	25,589	13,407	6,084	15,102
Net operating loss carryforwards	574,496	1,193,898	3,402,205	3,062,334
Non deductible stock based computation	38,407	—	—	—
Alternative minimum tax carryforward	28,000	—	—	—
Excess of financial statement depreciation over tax depreciation	—	—	—	9,178

Total gross deferred tax assets	738,198	1,243,879	3,450,713	3,145,704

Less valuation allowance	738,198	1,243,879	3,450,713	3,145,074

Net deferred taxes	$—	$—	$—	$—

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.
We have net operating loss carryforwards for federal and state income tax purposes of approximately $1.4 million expiring in 2026, which may be applied against future taxable income. We can only utilize approximately $64,000 per year due to limitations as a result of the Acquisition.

8. Revolving Credit Facility
In November of 2005, we renewed our revolving credit facility, which provides for borrowings up to $1,250,000 and subsequently amended the credit facility in July of 2006, increasing the availability to $2.5 million. The credit facility is available for working capital, capital expenditures and general corporate purposes. The credit facility interest rate is prime plus two percent (2%) (as of June 30, 2006, the prime rate was 8.25%.)
The credit facility is secured by substantially all of BCI’s assets and a guarantee from us. The balance outstanding at June 30, 2006, and 2005, was approximately $1.1 million and $493,800, respectively. The revolving credit facility is for a period of eight months and currently matures on February 22, 2007, with the ability to renew for additional eight month terms.
9. Long-term Debt
Long-term debt consisted of the following at June 30, 2006, and 2005:

	June 30,	June 30,
	2006	2005
Loans payable to financing companies, payable in monthly installments of $2,656, interest ranging from -0-% and 7.99% annually, due August, 2008 through March, 2011, secured by automobilies	$213,415	$106,403

Notes payable to Greenhill Capital Partners LP and PWIBD Partners LP issued in 2003, payable in quarterly installments $80,500, bearing interest ranging from 0% to 6%, maturing in in March, 2007	323,210	563,503

	536,625	669,906

Less current maturities	(373,856)	(425,964)

	$162,769	$243,942

10. Capitalized Leases
We have entered into capital leases for certain automobiles and trucks that we previously owned. As of June 30, 2006, and 2005, the total cost of the vehicles leased was approximately $359,500 and $405,600, respectively, and the accumulated depreciation was approximately $277,200 and $309,600, respectively.

The following is a schedule by years of future minimum lease payments under capital leases of June 30, 2006:

2006	$37,078
2007	29,861

66,939
Amounts representing interest	(9,753)

Future minimum lease payments	$57,186

11. Commitments and Contingencies
Operating Leases
We lease office and warehouse space under operating leases. Rent expense for the year ended June 30, 2006, the six months ended June 30, 2005, and June 30, 2004 (unaudited), and the years ended December 31 2004, and 2003, was approximately $594,200, $237,000, $197,400, $440,700, and $483,500, respectively.
Minimum future amounts due under operating leases are as follows:

Year ending June 30, 2007	$610,600
2008	$505,100
2009	$51,800
Legal Proceedings
We and our subsidiaries are involved in legal proceedings from time to time, none of which we believe, if decided adversely to us or our subsidiaries, would have a material adverse effect on our business, financial condition or results of operations.
12. Employee Benefit Plan
Subsequent to the Acquisition, both Novo and Old Berliner maintain defined contribution plans under Section 401(k) of the Internal Revenue Code. Under the plans, employees may elect to defer a percentage of their salary, subject to defined limitations. Both entities retain the right to provide for a discretionary matching contribution in addition to discretionary contributions based upon participants’ salaries. We made matching contributions to the participants’ in its plan from the Acquisition date to June 30, 2005 of approximately $2,200. Old Berliner did not make any matching contributions to its plan in the year ended June 30, 2006 and the six months ended June 30, 2005, and the years ended December 31, 2004, and 2003.
13. Concentration of Credit Risk
As of and for the year ended June 30, 2006, we derived 83% of our total revenues from our four largest customers and those customers represented 83% of our accounts receivable. Of those customers, all of them individually represented greater than 5% of net revenues, and three of them represented greater than 10% of net revenues for the period. During the year ended June 30, 2006, Sprint Nextel Corporation (“Sprint/Nextel”) represented 43%, T-Mobile USA, Inc. (“T-Mobile”) represented 20%, General Dynamics Corporation (“General Dynamics”) represented 12% and MetroPCS Communications, Inc. (“MetroPCS”) represented 8% of revenues.
In the six months ended June 30, 2005, we had four customers that collectively comprised approximately 86% of our net revenues and 80% of our accounts receivable. Of those customers, all of them individually represented greater than 5% of net revenues, and three of them represented greater than 10% of net revenues for the period. In the six months ended June 30, 2005, Sprint/Nextel represented approximately 45%, T-Mobile represented 25%, General Dynamics represented 10% and Spectra Site Communications, Inc. (‘Spectra Site”) represented approximately 7% of revenues.
As of and for the year ended December 31,2004, five customers accounted for approximately 87% of revenues and 88% of accounts receivable. Of those customers, six of them individually represented greater than 5% of revenues, and three of them represented greater than 10% of revenues. During the year ended December 31, 2004, T-Mobile represented approximately 32%, Sprint/Nextel represented approximately 31%, General Dynamics represented approximately 12%, Spectra Site Communications, Inc. (“Spectra Site”) represented approximately 7%, and SBA Network Services (“SBA”) represented approximately 6% of revenues.
As of and for the year ended December 31, 2003, four customers accounted for approximately 86% of revenues, three of which individually represented greater than 10% of such total, and 73% of accounts receivable. In 2003, Bechtel Corporation represented approximately 36%, Sprint/Nextel represented approximately 34%, T-Mobile represented approximately 14% and General Dynamics represented approximately 4% of revenues.
14. Related Party Transactions
We contract with RBI Real Estate, LLC (“RBI”) for the lease of certain vehicles used in our operations. This contract resulted in payments to RBI in an amount equal to $97,200, $51,600, $45,600, $86,000,and $38,600 during the year ended June 30, 2006, the six months ended June 30, 2005, and 2004 (unaudited), and the years ended December 31, 2004, and 2003, respectively. Our current chief executive officer, a major beneficial owner of us, and a former senior executive officer of Old Berliner own RBI equally.
We also purchased from our chief executive officer for $23,500 an automobile that is being utilized in the business.
15. Gain on Extinguishment of Debt
In 2003, Old Berliner signed a standstill voting and termination agreement whereby it and its Series A Preferred Stockholders agreed to exchange their existing securities for cash, promissory notes and shares of common stock. The holders of the Old Berliner’s Series A Preferred Stock received in exchange for 110,000 shares of Series A Preferred Stock and warrants to purchase 1,100,000 shares of Old Berliner common stock the following: cash of $800,000, promissory notes of $966,000 and 8,089,729 shares of Old Berliner common stock. This transaction resulted in the recording of approximately $7.2 million gain on the extinguishment of the debt.
16. Stockholders’ Equity
On February 18, 2005, Novo entered into an asset purchase agreement with Old Berliner and BCI, a Delaware corporation and our wholly-owned subsidiary, whereby BCI acquired the operations and substantially all of the assets (the “Berliner Assets”) and liabilities of Old Berliner. Under the Purchase Agreement, BCI agreed to acquire the Berliner Assets in exchange for the issuance of Novo capital stock as follows:
▪	147,676,299 shares of newly issued, non-assessable shares of Novo Common Stock, par value $0.00002 per share; and

▪	3,913,669 shares of newly issued, non-assessable shares of Novo Series E Convertible Preferred Stock (“Series E Preferred Stock”), par value $0.00002 per share.
In connection with the Acquisition, we entered into a voting agreement (the “Voting Agreement”), with Old Berliner, as a holder of a majority of our common stock and as the sole holder of our newly issued Series E Preferred Stock holders of all of our Series D Preferred Stock and more than two-thirds of the holders of our Series B Preferred Stock. The Voting Agreement provided for, among other things, the approval of certain amendments to our Certificate of Incorporation and the Certificates of Designation for the Series B Preferred Stock and the Series D Preferred Stock that was filed with the Delaware Secretary of State on September 16, 2005, as follows:

▪	To increase the aggregate number of shares that we will have the authority to issue from 225,000,000 to 6,600,000,000 shares, of which 6,000,000,000 shares will he shares of Common Stock, and 600,000,000 shares will be shares of Preferred Stock;

▪	To change our name from Novo Networks, Inc. to Berliner Communications, Inc.;

▪	To amend the Certificate of Designation, Preferences and Rights of Series B Convertible Preferred Stock to reduce the conversion price of the Series B Convertible Preferred Stock to $0.014018, and thereby increase the number of shares of Common Stock issuable upon conversion of such shares of the Series B Convertible Preferred Stock to 321,015,546 (in the quarter ended September 30, 2005, we will record a deemed dividend of approximately $6.4 million due to the reduction in the conversion price);

▪	To amend the Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock to reduce the conversion price of the Series D Convertible Preferred Stock to $0.014018, and thereby increase the number of shares of Common Stock issuable upon conversion of such shares of the Series D Convertible Preferred Stock to 675,773,394 (in the quarter ended September 30, 2005, we will record a deemed dividend of approximately $13.5 million due to the reduction in the conversion price);

▪	To provide that, upon the filing of the Certificate of Amendment, all shares of the Series B Convertible Preferred Stock, Series D Convertible Preferred Stock, and Series E Convertible Preferred Stock will be automatically converted into Common Stock;

▪	To effect a 1:300 reverse stock split, such that the outstanding shares of Common Stock and Convertible Preferred Stock will be reclassified and one new share of Common Stock will be issued for every 300 shares of existing Common Stock (which has been retroactively reflected in the accompanying Balance Sheet); and

▪	To amend the Certificate of Incorporation, such that, after giving effect to the reverse stock split, the aggregate number of shares that we will have the authority to issue is 22,000,000 shares, of which 20,000,000 shares will be shares of Common Stock, and 2,000,000 shares will be shares of Preferred Stock.
The deemed dividend on the Series B and D Convertible Preferred Stock was recorded as the excess of the fair value of the consideration transferred to the preferred holders as of the date of the Voting Agreement over the carrying value of the preferred stock on our balance sheet prior to the conversion. This amount was deemed to represent a return to the preferred holders and therefore, has been treated in a manner similar to dividends paid to holders of preferred stock in the calculation of earnings per share.
Common and Preferred Stock
As of June 30, 2006, pursuant to the Amendment to our Amended and Restated Certificate of Incorporation dated September 16, 2005, we are authorized to issue 22,000,000 shares, consisting of (i) 20,000,000 shares of common stock, par value $0.00002 per share, and (ii) 2,000,000 shares of preferred stock, par value $0.00002 per share.
Stock Options
At June 30, 2006, we sponsored two stock option plans, the 1999 Omnibus Securities Plan (“the 1999 Plan”) and the 2001 Equity Incentive Plan (“the 2001 Plan”), collectively (the “Plans”). We have elected to account for those plans under Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees.”
The 1999 Plan provides for the grant of incentive stock options and non-qualified stock options. The terms of the options are set by our Board of Directors. The options expire no later than ten years after the date the stock option is granted. The number of shares authorized for grants under the Plan is 15% of the total outstanding common stock, provided that no more than 13,333 options (as adjusted for our reverse stock split on September 16, 2005) options can be “incentive” stock options. The 2001 Plan provides for the grant of a maximum of 40,000 incentive stock options that expire no later than ten years after the date the stock option is granted.

The holders under Old Berliner’s plans forfeited all of their stock options 90 days after the Acquisition due to all of the employees becoming employees of us.
The following table represents stock options under our Plans as of June 30, 2006:

	2001 Plan		1999 Plan		Non-Plan
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price	of Shares	Price
Balance at February 18, 2005	—		—		—

Existing Novo options	17,924	$1,387.50	6,700	$1,747.52	18,704	$6,786.00
Options granted at fair value value	—		—		—
Options exercised	—		—		—
Options cancelled	—		—		—

Outstanding at June 30, 2005	17,924	$1,387.50	6,700	$1,747.52	18,704	$6,786.00

Exercisable at June 30, 2005	17,924	$1,387.50	6,700	1,747.52	18,704	$6,786.00

Options granted at fair value value	—		530,300	$0.41	—
Options exercised	—		—	$—	—
Options cancelled	—		(53,700)	$19.26	—

Outstanding at June 30, 2006	17,924	$1,387.50	483,300	$22.53	18,704	$6,786.00

Exercisable at June 30, 2006	17,924	$1,387.50	212,175	$50.80	18,704	$6,786.00

Stock option-based compensation expense included in the statement of operations for the fiscal year ended June 30, 2006, was approximately $66,800. As of June 30, 2006, there was approximately $62,300 of total unrecognized stock option-based compensation cost related to options granted under our plans that will be recognized over three years.

At June 30, 2006, the range of exercise prices, weighted average exercise price and weighted average remaining contractual life for options outstanding are as follows:

				Options Outstanding and Exercisable
						Weighted	Weighted
				Number		Average	Average
	Option Price			of		Exercise	Remaining
	Range			Shares	Exercisable	Price	Contractual Life
2001 Plan			$1,387.50	17,724	17,724	$1,387.50	4.75	years

1999 Plan	$ 0.40	to	$0.55	476,800	205,675	$0.40	9.50	years
			$7.05	167	167	$7.05	6.66	years
			$8.01	250	250	$8.01	7.66	years
			$16.50	4,083	4,083	$16.50	4.29	years
			$3,000.00	1,167	1,167	$3,000.00	8.04	years
			$8,550.00	833	833	$8,550.00	4.71	years

Non-Plan			$3,600.00	636	636	$3,600.00	4.71	years
			$6,900.00	18,067	18,067	$6,900.00	4.75	years
As of June 30, 2005, all options that had been granted under the Plans were fully vested. During the year ended June 30, 2006, we issued 530,300 options to 169 employees with vesting 25% immediately with equal vesting over the next three years other than 107,800 options that vested immediately. All options granted during the year ended June 30, 2006, were at market price. The value of this stock based on quoted market values was $110,700.
The following table summarizes information about unvested stock transactions:

	2001 Plan		1999 Plan		Non-Plan
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Fair	Number	Fair	Number	Fair
	of Shares	Value	of Shares	Value	of Shares	Value
Balance at June 30, 2005	—		—		—

Granted	—		530,300	$0.41	—
Vested	—		(205,675)	$0.40	—
Forfeited	—		(53,500)	$0.40	—

Outstanding at June 30, 2006	—	—	271,125	$0.41	—	—

Outstanding Warrants
On June 1, 2006, we issued 100,000 warrants at $1.00 per warrant to Punk, Ziegel & Company, L.P. (“Punk Ziegel”) in association with our engagement for them to serve as our exclusive financial advisor to assist in the implementation of our capital raising strategies and to identify potential acquisition candidates. We recorded compensation expense of approximately $29,400 associated with the issuance of these warrants. The fair value for outstanding warrants granted during the fiscal year ending June 30, 2006, were estimated as of the date of grant using the Black-Scholes option-pricing model that uses the following assumptions: expected volatility of 75%, expected dividend yield of 0%, risk-free interest rate of 5.04% and an expected life of five years.

17. Unaudited Quarterly Results of Operations
The following tables present unaudited summary data relating to our results of operations for each quarter of the year ended June 30, 2006, the six months ended June 30, 2005 and the years ended December 31, 2004, and 2003:

	For the Fiscal Year Ended June 30, 2006
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(unaudited)
Revenues	$8,657,365	$11,107,423	$8,546,825	$11,013,699	$39,325,312
Gross margin	$2,439,815	$2,519,308	$2,063,831	$4,100,253	$11,123,207
Income (loss) from operations	$335,182	$215,467	$(356,248)	$1,240,963	$1,435,364
Net income (loss)	$261,510	$448,408	$(364,887)	$910,120	$1,255,151
Net loss allocable to common shareholders	$(19,674,269)	$448,408	$(364,887)	$910,120	$(18,680,628)
Net income (loss) per common share - basic and diluted	$(5.90)	$0.04	$(0.40)	$0.05	$(1.38)

	For the Six Months Ended June 30, 2005
	First Quarter	Second Quarter	Total
	(unaudited)
Revenues	$3,750,688	$6,445,582	$10,196,270
Gross margin	$954,481	$1,902,618	$2,857,099
Loss from operations	$(916,556)	$(173,727)	$(1,090,283)
Net loss	$(946,907)	$(243,677)	$(1,190,584)
Net loss allocable to common shareholders	$(946,907)	$(243,677)	$(1,190,584)
Net loss per common share — basic and diluted	$(1.66)	$(0.48)	$(2.36)

	For the Fiscal Year Ended December 31, 2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(unaudited)
Revenues	$3,579,826	$3,915,747	$3,838,201	$3,952,130	$15,285,904
Gross margin	$1,261,964	$1,306,968	$1,601,248	$1,510,885	$5,681,065
Loss from operations	$(363,116)	$(84,073)	$(8,493)	$(319,816)	$(775,498)
Net loss	$(374,183)	$(101,069)	$(20,957)	$(340,623)	$(836,832)
Net loss allocable to common shareholders	$(374,183)	$(101,069)	$(20,957)	$(340,623)	$(836,832)
Net loss per common share — basic and diluted	$(5.55)	$(1.50)	$(0.31)	$(5.05)	$(12.41)

	For the Fiscal Year Ended December 31, 2003
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(unaudited)
Revenues	$3,432,491	$4,283,079	$5,148,922	$5,091,342	$17,955,834
Gross margin	$876,565	$1,111,685	$1,314,858	$1,554,057	$4,857,165
Loss from operations	$(698,558)	$(284,910)	$(244,279)	$(438,883)	$(1,666,630)
Net income (loss)	$(648,866)	$(465,568)	$(335,747)	$6,889,071	$5,438,890
Net loss allocable to common shareholders	$(1,054,721)	$(465,568)	$(335,747)	$6,916,571	$5,060,535
Net income (loss) per common share - basic and diluted	$(26.08)	$(10.70)	$(4.98)	$102.60	$91.27
18. Segment Financial Data
In 2007, the Company met the criteria in FASB Statement No. 131 “Disclosures about Segments of an Enterprise and Related Information” requiring the separate reporting of its real estate acquisition and zoning operating segment. The company now reports its financial results on the basis of two reportable segments: (1) infrastructure construction and technical services and (2) real estate acquisition and zoning. The segments are determined in accordance with how management views and evaluates our business based on the aggregation criteria as outlined in FASB Statement No. 131, Operating income (loss), as presented below, is defined as gross margin less selling, general and administrative expenses, depreciation and gain (loss) on sale of fixed assets. We do not identify or allocate assets, including capital expenditures, by operating segment. Accordingly, assets are not reported by segment because the information is not available and is not reviewed in the evaluation of segment performance or in making decisions in the allocation of resources. Selected segment financial information for the year ended June 30, 2006, the six months ended June 30, 2005 and 2004 and the years ended December 31, 2004 and 2003, is presented below:
Statements of Operations Data:

	Year ended	Six months ended
	June 30,	June 30,		Year ended December 31,
	2006	2005	2004	2004	2003

Revenues:
Infrastructure construction and technical services	$35,506,441	$9,046,498	$5,915,335	$12,254,998	$16,779,333
Real estate acquisition and zoning	3,818,871	1,149,772	1,506,626	3,030,906	1,176,501

Total	$39,325,312	$10,196,270	$7,421,961	$15,285,904	$17,955,834

Operating income (loss):
Infrastructure construction and technical services	$997,442	$(1,125,393)	$(855,566)	$(1,160,003)	$(1,592,145)
Real estate acquisition and zoning	437,922	35,110	244,414	384,505	(74,485)

Total	$1,435,364	$(1,090,283)	$(611,152)	$(775,498)	$(1,666,630)

BERLINER COMMUNICATIONS, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,
	2006	2006
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,646,043	$534,350
Accounts receivable, net of allowance for doubtful accounts of $189,423 at December 31, 2006 and $179,535 at June 30, 2006	12,826,548	12,333,892
Inventories	366,528	322,029
Prepaid expenses and other current assets	204,085	331,546

	17,043,204	13,521,817

LONG-TERM ASSETS
Property and equipment, net	519,261	565,592
Debt issuances costs, net	528,636	—
Other assets	116,186	168,210

	$18,207,287	$14,255,619

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Line of credit	$501,750	$1,110,803
Current portion of long-term debt	132,281	373,856
Current portion of capital lease obligations	32,436	33,105
Accounts payable	4,755,303	5,355,827
Accrued liabilities	5,166,603	3,908,803
Accrued income taxes	442,244	127,927

	11,030,617	10,910,321

LONG-TERM LIABILITIES
Long-term debt, net of debt discount and current portion	2,384,660	162,769
Long-term capital lease obligations, net of current portion	26,460	24,081

	2,411,120	186,850

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY
Preferred stock	—	—
Common stock	341	341
Additional paid-in capital	14,033,918	13,018,241
Accumulated deficit	(9,268,709)	(9,860,134)

	4,765,550	3,158,448

	$18,207,287	$14,255,619

     The accompanying notes are an integral part of these financial statements.

BERLINER COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended		Six months ended
	December 31,		December 31,
	2006	2005	2006	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$13,687,584	$11,107,423	$21,492,748	$19,764,788
Costs of revenues	8,657,705	8,588,115	14,374,284	14,805,665

Gross margin	5,029,879	2,519,308	7,118,464	4,959,123

Selling, general and administrative expenses	3,283,849	2,241,441	5,864,757	4,285,188
Depreciation and amortization	62,214	62,909	119,093	124,045
(Gain) loss on sale of fixed assets	—	(509)	2,517	(759)

Income from operations	1,683,816	215,467	1,132,097	550,649

Other (income) expense
Interest expense	25,572	17,292	54,645	26,863
Interest income	(3,801)	(3,342)	(8,411)	(6,188)
Gain on sale of equity of investment, net of losses	—	(163,742)	—	(97,995)
Other	—	(85,399)	(14,488)	(84,999)

Income before income taxes	1,662,045	450,658	1,100,351	712,968

Income tax expense	508,926	2,250	508,926	3,050

Net income	$1,153,119	$448,408	$591,425	$709,918

Deemed Series B and D preferred dividends	—	—	—	19,935,779

Net income (loss) allocable to common shareholders	$1,153,119	$448,408	$591,425	$(19,225,861)

Net income (loss) per share — basic and diluted
Basic	$0.07	$0.03	$0.03	$(1.89)

Diluted	$0.06	$0.03	$0.03	$(1.89)

Weighted average number of shares outstanding
Basic	17,035,140	17,034,857	17,034,998	10,185,125

Diluted	18,576,196	17,034,857	17,272,929	10,185,125

     The accompanying notes are an integral part of these financial statements.

BERLINER COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended December 31,
	2006	2005
	(Unaudited)
Cash flows from operating activities
Net income	$591,425	$709,918
Adjustments to reconcile net income to net cash provided by operations
Depreciation and amortization	119,093	124,045
Loss in equity of investments	—	102,005
Bad debt expense	55,000	44,186
Stock based compensation	166,479	10,244
Accretion of debt discount associated with warrants	3,138	—
(Gain) on the sale of equity investment	—	(200,000)
(Gain) loss on sale of fixed assets	2,517	(759)
Changes in operating assets and liabilities
Accounts receivable	(547,657)	(4,854,038)
Inventories	(44,499)	49,989
Prepaid expenses and other current assets	127,462	212,415
Other assets	142,939	54,684
Accounts payable	(600,523)	1,836,521
Accrued liabilities	1,257,801	2,196,703
Income taxes payable	314,317	—

Net cash provided by operating activities	1,587,493	285,913

Cash flow from investing activities
Purchase of property and equipment	(50,499)	(143,821)
Proceeds from the sale of property and equipment	—	3,250
Proceeds from the sale of equity investment	—	200,000

Net cash (used in) provided by investing activities	(50,499)	59,429

Cash flows from financing activities
Proceeds from line of credit	3,340,134	1,902,074
Proceeds from long-term debt	3,000,000	83,540
Repayment of line of credit	(3,949,189)	(1,862,516)
Repayment of long-term debt	(269,673)	(179,169)
Repayment of capital leases	(18,137)	(24,381)
Debt issuance costs	(528,636)	—
Proceeds from exercise of stock options	200	—
Net cash provided by (used in) financing activities	1,574,699	(80,452)

Net increase in cash and cash equities	3,111,693	264,890

Cash and cash equivalents at beginning of period	534,350	402,432

Cash and cash equivalents at end of period	$3,646,043	$667,322

     The accompanying notes are an integral part of these financial statements.

BERLINER COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Supplemental disclosure of cash flow information
Interest paid	$54,645	$26,284

Income taxes paid	$194,610	$3,050

Non-cash investing and financing activities

Assets acquired under capital leases	$19,846	$17,370

Fair value of warrants issued with debt and for fundraising services provided to additional paid in capital	$848,998	$—

BERLINER COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Preferred Stock		Common Stock
	2,000,000 shares		20,000,000 shares
	authorized;		authorized		Additional		Total
	$0.00002 par value		$0.00002 par value}		Paid in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
	(Unaudited)		(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)
Balance at June 30, 2006	—	$—	17,034,857	$341	$13,018,241	$(9,860,134)	$3,158,448
Exercise of stock options			500		200		200
Stock based compensation expense					166,479		166,479
Value of warrants granted with debt					848,998		848,998
Net income					591,425		591,425

Balance at December 31, 2006	—	$—	17,035,357	$341	$14,033,918	$(9,268,709)	$4,765,550

The accompanying notes are an integral part of these financial statements.

BERLINER COMMUNICATIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. History and Description of Business
Berliner Communications, Inc. was originally incorporated in Delaware in 1987 as Adina, Inc. (“Adina”). Adina’s corporate existence was permitted to lapse in February of 1996 and was subsequently reinstated as eVentures Group, Inc., (“eVentures”) in August of 1999. In December of 2000, eVentures changed its name to Novo Networks, Inc. (“Novo”).
On February 18, 2005, Novo entered into an asset purchase agreement with the former Berliner Communications, Inc. (“Old Berliner”) and BCI Communications, Inc. (“BCI”), a Delaware corporation and Novo’s wholly-owned subsidiary, whereby BCI acquired (the “Acquisition”) the operations and substantially all of the assets (the “Berliner Assets”) and liabilities of Old Berliner. On September 16, 2005, Novo changed its name to Berliner Communications, Inc. (“Berliner”).
Founded in 1995, Old Berliner originally provided wireless carriers with comprehensive real estate site acquisition and zoning services. Over the course of the following 10 years, the service offerings were expanded to include radio frequency and network design and engineering, infrastructure equipment construction and installation, radio transmission base station modification and project management services. With the consummation of the Acquisition, BCI carries on the historical operations of Old Berliner. Unless otherwise specified or otherwise clear from the context, each reference to we, us, or BCI in this Quarterly Report will be deemed to be a reference to both Berliner and BCI.
2. Basis of Presentation
The accompanying consolidated financial statements as of December 31, 2006, and for the three and six months ended December 31, 2006, and 2005, respectively, have been prepared by us, without audit, pursuant to the interim financial statements rules and regulations of the United States Securities and Exchange Commission (“SEC”). In our opinion, the accompanying consolidated financial statements include all adjustments necessary to present fairly the results of our operations and cash flows at the dates and for the periods indicated. The results of operations for the interim periods are not necessarily indicative of the results for the full fiscal year. The accompanying consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2006.
3. Accounting Policies
Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates we make include the allowance for doubtful accounts and percentage of completion of construction projects, described in more detail below. Actual results could differ from those estimates.
Revenue Recognition. Revenue from radio frequency and network design and engineering, infrastructure equipment construction and installation, radio transmission base station modifications and project management services are recognized as work is performed. Revenue from real estate acquisition and zoning services is recognized upon the identification of an acceptable site and when the lease is signed between the landlord and customer. Revenue associated with multiple element contracts is allocated based on the relative fair value of the services included in the contract. Revenue from infrastructure equipment construction and installation contracts, which are generally completed within 90 days, is recorded under the percentage-of-completion method based on the percentage that total direct costs incurred to date bear to estimated total costs at completion. Losses on infrastructure equipment construction and installation contracts are recognized when such losses become known.

Risks and Uncertainties. Financial instruments that potentially subject us to concentrations of credit risk consist primarily of accounts receivable. We routinely assess the financial strength of our customers and do not require collateral or other security to support our customer receivables. Credit losses are provided for in the consolidated financial statements in the form of an allowance for doubtful accounts. Our allowance for doubtful accounts is based upon the expected collectibility of all of our accounts receivable. We determine our allowance by considering a number of factors, including the length of time it is past due, our previous loss history and the customer’s current ability to pay its obligation. Accounts receivable are written off when they are considered uncollectible and any payments subsequently received on such receivables are credited to the allowance for doubtful accounts.
Income (Loss) Per Share. We calculate earnings (loss) per share in accordance with SFAS No. 128, Earnings Per Share (“EPS”). SFAS No. 128 requires dual presentation of basic EPS and diluted EPS on the face of the income statement for all entities with complex capital structures. Basic EPS is computed as net income (loss) divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants and convertible debentures.
The weighted number of common shares utilized in the basic earnings per share computation for the three and six months ended December 31, 2006, and 2005, was 17,035,140, 17,034,857, 17,034,998 and 10,185,125, respectively, and takes into account the deemed preferred stock dividends referred to in Note 10 below and a reverse stock split carried out at the time of the Acquisition.
Stock-based Compensation. Historically, Old Berliner applied the intrinsic value-based method of accounting prescribed by Accounting Principal Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for our employee-based stock options plan. As such, compensation expense would be recorded on the date of grant only if the current market price of underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based compensation. As permitted by SFAS No. 123, Old Berliner elected to continue to apply the intrinsic value-based method of accounting for its employee-based stock option grants and adopted the disclosure requirements of SFAS No. 123.
In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on the fair values. SFAS No. 123(R) is effective for public companies at the beginning of the first interim or annual period beginning after June 15, 2005. This required us to adopt SFAS No. 123(R) effective July 1, 2005. We elected to adopt SFAS No. 123(R) using a modified prospective application, whereby the provisions of the statement applied going forward only from the date of adoption to new (issued subsequent to July 1, 2005) stock option awards, and for the portion of any previously issued and outstanding stock option awards for which the requisite service is rendered after the date of adoption (all of our previously issued options had fully vested prior to July 1, 2005).
Compensation expense must be recognized for any awards modified, repurchased, or cancelled after the date of adoption. Under the modified prospective application, no restatement of previously issued results is required.
We use the Black-Scholes option-pricing model to measure fair value. This is the same method we used in prior years for disclosure purposes.
Recently Issued Accounting Pronouncements
In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,” which establishes that the financial statement effects of a tax position taken or expected to be taken in a tax return are to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 is not expected to have a material impact on our results of operations or our financial position.
On September 15, 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. We are currently evaluating the potential impact, if any, of the adoption of SFAS 157 on the Company’s condensed consolidated financial position, results of operations and cash flows or financial statement disclosures.
In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB No. 108”). SAB No. 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. Specifically, SAB No. 108 states that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB No. 108 is effective for fiscal years ending after November 15, 2006. We do not believe SAB 108 will have a material impact on our results from operations or financial position.
4. Accounts Receivable
Accounts receivable at December 31, 2006, and June 30, 2006, consist of the following:

	December 31,	June 30,
	2006	2006
	(Unaudited)
Accounts receivable	$9,504,800	$9,723,178
Unbilled receivables	3,511,171	2,790,249

	13,015,971	12,513,427
Allowance for doubtful accounts	(189,423)	(179,535)

Total	$12,826,548	$12,333,892

Unbilled receivables principally represent the value of services rendered to customers not billed as of the balance sheet date. Unbilled receivables are generally billed within three months subsequent to the provision of the services.
For the three months ended December 31, 2006, we derived 96% of our total revenues from our three largest customers. Of those customers, two of them individually represented greater than 5% and 10% of net revenues for the period. In the three months ended December 31, 2005, five customers represented approximately 86% of our total revenues. Of those customers, all of them individually represented greater than 5% of net revenues, and four of them represented greater than 10% of net revenues for the period.
For the six months ended December 31, 2006, we derived 93% of our total revenues from our five largest customers. Of those customers, two of them individually represented greater than 5% of net revenues, and two of them represented greater than 10% of net revenues for the period. In the six months ended December 31, 2005, five customers represented approximately 79% of our total revenues. Of those customers, all of them individually represented greater than 5% of net revenues, and four of them represented greater than 10% of net revenues for the period.
5. Inventories
Inventories totaled approximately $366,500 and $322,000 as of December 31, 2006, and June 30, 2006, respectively, which consist mainly of raw materials, and are stated at the lower of cost or market value. Cost is determined using average cost method.

6. Debt Issuance Costs
Costs associated with the debt issuance discussed in Note 9 below consisted of placement fees, advisory fees and legal and other expenses related to the transaction. We paid the placement agent of the Note Purchase Agreement discussed in Note 9, a cash fee of $250,000. In addition, the placement agent received warrants to purchase 214,286 shares of common stock, exercisable for a period of five years at an exercise price of $0.70 per share. We also entered into an advisory services agreement with Sigma Capital Advisors, LLC (“Sigma Capital Advisors”), the manager of Sigma Opportunity Fund, LLC (“Sigma”) pursuant to which Sigma Capital Advisors will provide us with business, finance and organizational strategy, advisory, consulting and other services related to our business. As consideration for providing the advisory services, we agreed to pay Sigma Capital Advisors $100,000 and issue a warrant to purchase up to 150,000 shares of our common stock exercisable for a period of five years at an exercise price of $0.55 per share (the “Additional Warrant”). Additionally, we agreed to reimburse Sigma for its reasonable out-of-pocket expenses directly related to its loan, not to exceed $60,000 incurred in connection with the initial $3.0 million of debt. The advisory services agreement will remain in effect until Sigma no longer holds any of our securities. The placement fee, advisory services agreement and the legal and other expenses along with the associated fair value of the warrants issued will be amortized over the life of the note.
At the closing date, approximately $95,800 was allocated to the warrants granted to Sigma Advisors and the placement agent based on fair value determined using the Black-Scholes model as of that date with a corresponding increase to additional paid in capital. We incurred $25,000 in other costs associated with the debt issuance, which, together with the warrants and other fees described above, bring the total costs to approximately $531,000 as of December 31, 2006.
The debt issuance costs will be amortized over two years, the life of the Note (as hereinafter defined).
7. Accrued Liabilities
Accrued liabilities at December 31, 2006, and June 30, 2006, consist of the following:

	December 31,	June 30,
	2006	2006
	(Unaudited)
Employee compensation	$375,478	$536,015
Construction costs	3,943,695	3,179,061
Sales tax liability	600,000	175,000
Other	247,430	18,727

	$5,166,603	$3,908,803

Included in accrued liabilities is a potential liability for sales tax to the State of New Jersey. In January of 2007, we received an informal notice of assessment in the amount of $1.8 million including unpaid taxes, penalties and interest for the years 1998 to 2004. We had previously recorded $175,000 in the year ended June 30, 2006 related to these potential taxes, and increased our estimated reserve in the current quarter to $600,000 based on our revised best estimate of the potential liability.
8. Revolving Credit Facility
In November 2005, we renewed our revolving credit facility with Presidential Financial Corporation of Delaware Valley (“Presidential”), which provides for borrowings up to $1,250,000 and subsequently amended the credit facility in July 2006, increasing the availability to $2.5 million. The credit facility is available for working capital, capital expenditures and general corporate purposes. The credit facility interest rate is prime plus two percent (2%).

The credit facility is secured by substantially all of BCI’s assets and a guarantee from Berliner. The balance outstanding at December 31, 2006, and June 30, 2006, was approximately $501,800 and $1.1 million, respectively. The revolving credit facility is for a period of eight months and currently matures on March 10, 2007, and we can elect to renew on a month to month basis thereafter.
9. Note Purchase Agreement
On December 29, 2006, we entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with Sigma for the issuance and sale of a 7% Senior Subordinated Secured Convertible Note due on December 29, 2008, in the original principal amount of $3.0 million (the “Note”) and a warrant to purchase up to 1.5 million shares of our common stock (the “Warrant”). The Note is junior to our existing line of credit with Presidential or a similar facility of up to $10 million.
In connection with the Note, we recorded a debt discount equal to the fair value of the warrants associated with the Note in the amount of $753,000. We reduced the carrying value of the Note on the books by the $753,000 amount with the corresponding entry to paid-in capital. We will then accrete this amount over the life of the Note, charging interest expense whereby the Note balance will equal $3.0 million at December 29, 2008. If we default on the Note or the Note is otherwise accelerated, we will charge the balance remaining at that time to interest expense.
Pursuant to the Note Purchase Agreement, we agreed to register the shares of common stock issuable upon conversion of the Note and upon exercise of the Warrant and the Additional Warrant (collectively, the “Registrable Shares”) for resale under the Securities Act. We agreed to file with the Securities and Exchange Commission (“SEC”) a Registration Statement with respect to the Registrable Shares no later than March 15, 2007 and to use our best efforts to cause the Registration Statement to become effective on or before June 15, 2007.
We will be liable for liquidated damages under the following circumstances (each, a “Registration Event”):
•	if the Registration Statement is not filed on or before March 15, 2007;

•	if the Registration Statement is not declared effective by the Commission on or prior to June 15, 2007;

•	if after the effective date of the Registration Statement, sales cannot be made under the Registration Statement, except in certain situations;

•	if after the date on which our securities are listed or included for quotation on any of the Over-the-Counter Bulletin Board, the American Stock Exchange, Nasdaq or New York Stock Exchange (each, a “Trading Market”), our common stock, or the Registrable Securities specifically, are not listed or included for quotation on a Trading Market, or the trading of our common stock is suspended or halted for five or more days on the Trading Market on which our common stock principally trades; or

•	if we fail, refuse or are otherwise unable to timely issue common stock to Sigma upon conversion of the Note or exercise of the Warrant or Additional Warrant, or if we fail, refuse or are otherwise unable to timely transfer any such shares as required under the Note Purchase Agreement or any related document executed therewith.
In the event of a Registration Event, the Company shall pay as liquidated damages to Sigma, for each 30-day period of the Registration Event, an amount in cash equal to 2% of the aggregate purchase price paid by Sigma pursuant to the Note Purchase Agreement; provided that in no event will we be required to pay any such amount for periods after the date that is six (6) months after the Required Effective Date. We are required to pay the liquidated damages within five days of the end of each calendar month during any Registration Event. We have also agreed that Sigma may register the Registrable Securities if we file a registration statement to register securities for our own account or for the account of others, except for certain specified registration statements, subject to certain exclusions and restrictions. Pursuant to the Note Purchase Agreement, Sigma and its affiliates, partners and/or designees had the right, on or prior to February 15, 2007, to invest an additional $3.0 million on the same terms as provided in the Note Purchase Agreement. See Note 14.

10. Recapitalization of Berliner Communications
In connection with the Acquisition, we entered into a voting agreement (the “Voting Agreement”), with Old Berliner, as a holder of a majority of our common stock and as the sole holder of our newly issued Series E Preferred Stock, holders of all of our Series D Preferred Stock and more than two-thirds of the holders of our Series B Preferred Stock. The Voting Agreement provided for, among other things, the approval of certain amendments to our Certificate of Incorporation and the Certificates of Designation for the Series B Preferred Stock and the Series D Preferred Stock (“Recapitalization”).
As part of the Recapitalization, we recorded a deemed dividend of approximately $19.9 million on the conversion of the Series B and Series D Preferred Stock due to the reduction in the conversion price that appears on the accompanying Consolidated Statement of Operations in computing the net loss allocable to common shares in the six months ended December 31, 2005. The deemed dividend on the Series B and D Convertible Preferred Stock was recorded as the excess of the fair value of the consideration transferred to the preferred holders as of the date of the Voting Agreement over the carrying value of the preferred stock on our balance sheet prior to the conversion. This amount is deemed to represent a return to the preferred holders and therefore is treated in a manner similar to dividends paid to holders of preferred stock in the calculation of earnings per share.
11. Stock Compensation
In September 1999, Novo adopted a stock option and incentive plan, which Berliner adopted in its acquisition of Novo, as amended (the “Plan”). Pursuant to the Plan, our officers, employees and non-employee directors are eligible to receive awards of incentive and non-qualified stock options, performance awards, unrestricted awards, and restricted stock awards. Under the Plan, we are authorized to issue stock options or awards equal to 15% of the fully diluted outstanding common shares. The stock plan committee of our board of directors is responsible for determining the type of award, when and to whom awards are granted, the number of shares and terms of the awards and the exercise price. The options are exercisable for a period not to exceed ten years from the date of the grant, unless otherwise approved by the committee. Vesting periods range from immediately to four years.
Stock based compensation expense of approximately $45,600 and $10,200 was recorded during the three months ended December 31, 2006, and 2005, respectively. Stock based compensation expense of approximately $166,500 and $10,200 was recorded during the six months ended December 31, 2006, and 2005, respectively. The fair value of each stock option grant is estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 0%; expected volatility of 73% to 78% (derived from peer company implied estimated volatility); expected term of five and a half years (based on our best estimate since we do not have any historical data); and risk-free interest rate between 4.54% and 5.01% based on the yield at the time of grant of a U.S. Treasury security with an equivalent remaining term.

     The following table summarizes share-based award activity under our stock option plans:
     Options Activity:

	2001 Plan		1999 Plan		Non-Plan
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price	of Shares	Price
Outstanding at June 30, 2006	17,724	$1,387.50	483,300	$22.53	18,704	$6,786.00
Options granted at fair value value	—		656,026	$0.58	—
Options exercised	—		(500)	$0.40	—
Options cancelled	—		(47,350)	$0.40	—

Outstanding at December 31, 2006	17,724	$1,387.50	1,091,476	$9.96	18,704	$6,786.00

Exercisable at December 31, 2006	17,724	$1,387.50	567,726	$19.35	18,704	$6,786.00

Nonvested Options Activity:

	2001 Plan		1999 Plan		Non-Plan
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Fair	Number	Fair	Number	Fair
	of Shares	Value	of Shares	Value	of Shares	Value
Balance at June 30, 2006	—	$—	271,125	$0.41	—	$—
Granted	—		656,026	$0.58	—
Vested	—		(377,526)		—
Forfeited	—		(25,875)		—

Outstanding at December 31, 2006	—	$—	523,750	$0.44	—	$—

At December 31, 2006, the range of exercise prices, weighted average exercise price and weighted average remaining contractual life for options outstanding are as follows:

				Options Outstanding and Exercisable
						Weighted	Weighted
				Number		Average	Average
	Option Price			of		Exercise	Remaining
	Range			Shares	Exercisable	Price	Contractual Life
2001 Plan			$1,387.50	17,724	17,724	$1,387.50	4.50	years
1999 Plan	$0.36	to	$0.55	1,029,950	567,726	$0.49	9.54	years
	$0.56	to	$2.00	55,026	55,026	$1.07	9.83	years
			$7.05	167	167	$7.05	7.79	years
			$8.01	250	250	$8.01	7.33	years
			$16.50	4,083	4,083	$16.50	6.33	years
			$3,000.00	1,167	1,167	$3,000.00	4.04	years
			$8,550.00	833	833	$8,550.00	4.46	years
Non-Plan			$3,600.00	637	637	$3,600.00	4.21	years
			$6,900.00	18,067	18,067	$6,900.00	4.25	years
12. Related Party Transactions
We contract with RBI Real Estate, LLC (“RBI”) for the lease of certain vehicles used in our operations. This contract resulted in payments in the three months ended December 31, 2006, and 2005, to RBI in an amount equal to $24,000, and $32,000, respectively and $48,000 during each of the six months ended December 31, 2006, and 2005. Our current chief executive officer, a major beneficial owner of us, and a former senior executive officer of Old Berliner own RBI equally.
Pursuant to the provisions of the Note Purchase Agreement, so long as the Note remains outstanding or Sigma beneficially owns at least 5% of our common stock, Sigma has the right to nominate a director to our Board of Directors. On December 29, 2006, Sigma nominated, and our Board of Directors appointed, Thom Waye to serve as a member of our Board as a Class III director with his term expiring a the 2008 annual meeting. We are obligated to use our best efforts to cause Mr. Waye, as well as all reasonably suited future designees, to continue to serve on our Board of Directors. We paid Sigma Capital Advisors a one time fee of $100,000 for business, finance and organizational strategy, advisory, consulting and other services related to our business for as long as the Note is outstanding. We also paid Sigma $60,000 for expenses associated with the Note through December 31, 2006.
13. Legal Proceedings
     We and our subsidiaries are involved in legal proceedings from time to time, none of which we believe, if decided adversely to us or our subsidiaries, would have a material adverse effect on our business, financial condition or results of operations.
14. Subsequent Events
In connection with the Note Purchase Agreement referred to above in Note 9, on February 8, 2007, we amended our certificate of incorporation to increase the number of shares of our authorized common stock from 20,000,000 shares to 100,000,000 shares.
Pursuant to the Note Purchase Agreement, Sigma and its affiliates, partners and/or designees had the right, on or prior to February 15, 2007, to invest an additional $3.0 million on the same terms as provided in the Note Purchase

Agreement. On February 2, 2007, we entered into a Joinder Agreement to the Note Purchase Agreement with Pacific Asset Partners, LLC (“Pacific”) and Operis Partners I, LLC (“Operis”) to issue a second 7% Senior Subordinated Secured Convertible Note due on December 29, 2008 in the original principal amount of $1.0 million and a warrant to purchase up to 500,000 shares of our common stock to Pacific and a third 7% Senior Subordinated Secured Convertible Note due on December 29, 2008 to Operis in the original principal amount of $500,000 and a warrant to purchase up to 250,000 shares of our common stock, respectively, all on substantially the same terms as the Note and Warrant issued to Sigma (See Note 14). On February 15, 2007, we entered into a fourth Joinder Agreement with Sigma Berliner, LLC (“SBLLC”), an affiliate of Sigma, to issue a fourth 7% Senior Subordinated Secured Convertible Note due on December 29, 2008 in the original principal amount of $1.5 million and a warrant to purchase up to 750,000 shares of our common stock to SBLLC on substantially the same terms as the Note and Warrant issued to Sigma (See Note 9).
15. Segment Financial Data
We currently report our financial results on the basis of two reportable segments: (1) infrastructure construction and technical services and (2) real estate acquisition and zoning. The segments are determined in accordance with how management views and evaluates our business based on the aggregation criteria as outlined in FASB Statement No. 131, “Disclosures about Segments of an Enterprise and Related Information.” Operating income (loss), as presented below, is defined as gross margin less selling, general and administrative expenses, depreciation and gain (loss) on sale of fixed assets. We do not identify or allocate assets, including capital expenditures, by operating segment. Accordingly, assets are not reported by segment because the information is not available and is not reviewed in the evaluation of segment performance or in making decisions in the allocation of resources. The increase in total assets during the six months ended December 31, 2006, was due mainly to the increase in cash and corresponding long-term debt associated with the Note Purchase Agreement. Selected segment financial information for the three and six months ended December 31, 2006, and 2005, is presented below:

	Three months ended		Six months ended
	December 31,		December 31,
	2006	2005	2006	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Infrastructure construction and technical services	$11,339,460	$10,656,087	$16,711,473	$18,612,728
Real estate acquisition and zoning	2,348,556	439,794	4,766,030	1,128,954
Other	(432)	11,542	15,245	23,106

Total	$13,687,584	$11,107,423	$21,492,748	$19,764,788

Operating income (loss):
Infrastructure construction and technical services	$1,094,595	$329,044	$248,725	$751,526
Real estate acquisition and zoning	588,862	(130,850)	873,860	(219,100)
Other	359	17,273	9,512	18,223

	$1,683,816	$215,467	$1,132,097	$550,649

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution
          We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Securities and Exchange Commission registration fee	$291
Printing and engraving expenses	5,000
Legal fees and expenses	60,000
Accountant fees and expenses	20,000
Miscellaneous expenses	1,000

Total	$86,291

Item 14. Indemnification of Directors and Officers
     Section 102 of the DGCL allows a corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock purchase or redemption in violation of the DGCL or obtained an improper personal benefit.
     Our Certificate of Incorporation (the “Charter”) specifically limits each director’s personal liability, as permitted by Section 102 of the DGCL, and provides that if it is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.
     Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses (including attorneys’ fees, but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification will be made in the event of any adjudication of liability on the part of person to the corporation, unless a court believes that in view of all the circumstances indemnification should apply. Our Charter provides for indemnification of our directors, officers, employees and agents to the fullest extent permitted by the DGCL.
     Our bylaws also provide that we will indemnify our directors, officers, employees and agents to the fullest extent permitted by the DGCL against all expenses, liability and loss (including attorneys’ fees judgments, fines, special excise taxes or penalties on amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, including the right to require advancement by us of attorneys’ fees and other expenses incurred in defending any such proceeding in advance of its final disposition, provided that we receive an undertaking from such person to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified. We have entered into indemnification agreements with certain of our directors and executive officers, and we maintain a directors’ and executive officers’ liability insurance policy as permitted by our Charter and Bylaws.

Item 15. Recent Sales of Unregistered Securities
     On June 1, 2006, we engaged Punk, Ziegel & Company, L.P. (“Punk Ziegel”) to serve as exclusive financial advisor to assist in the implementation of our capital raising strategies and to identify acquisition candidates, and agreed to pay Punk Ziegel a placement fee payable in cash and/or securities depending on whether any transaction they brought to us involved the placement of equity securities, placement of debt, or a merger, acquisition or other business combination. Upon entry into the agreement with Punk Ziegel, we issued to Punk Ziegel warrants to purchase up to 100,000 shares of our common stock at an exercise price of $1.00 per share. In conjunction with the issuance of our 7% Senior Subordinated Secured Convertible Notes due 2008, we issued to Punk Ziegel additional warrants to purchase up to 428,572 shares of our common stock at an exercise price of $0.70 per share. The exercise price and the number of shares represented by this warrant are subject to adjustment upon the occurrence of certain corporate reorganizations, reclassifications, mergers, consolidations or dilutive events.
     In connection with the Note Purchase Agreement described in the accompanying prospectus, we issued (i) $3 million principal amount of our 7% Senior Subordinated Secured Convertible Note Due 2008 to Sigma Opportunity Fund, LLC (“Sigma”) on December 29, 2006, (ii) $1.5 million principal amount of our 7% Senior Subordinated Secured Convertible Note Due 2008 to Sigma Berliner, LLC (“SBLLC”) on February 15, 2007, (iii) $1.0 million principal amount of our 7% Senior Subordinated Secured Convertible Note Due 2008 to Pacific Asset Partners (“Pacific”) on February 2, 2007, (iv) $0.5 million principal amount of our 7% Senior Subordinated Secured Convertible Note Due 2008 to Operis Partners I LLC (“Operis”) on February 2, 2007, and (v) warrants to purchase up to 3,000,000 shares of our common stock at an initial exercise price of $0.01 per share to Sigma (1,500,000 shares), SBLLC (750,000 shares), Pacific (500,000 shares) and Operis (250,000 shares) on the dates each purchased its respective 7% Senior Subordinated Secured Convertible Note Due 2008. The 7% Senior Subordinated Secured Convertible Notes Due 2008 are convertible into shares of our common stock are convertible at the options of the holders at an initial conversion price of one share per $1.10 principal amount of the notes, subject to certain adjustments more fully described in the accompanying prospectus and in the notes. The gross proceeds from those issuances were approximately $6 million, which we used to fund our acquisition of Digital Communication Services, Inc. (“Digitcom”) and the remainder for working capital and general corporate purposes. In connection with that certain Advisory Services Agreement, dated December 29, 2006, between us and Sigma Capital Advisors, LLC (“Advisors”), we issued warrants to purchase up to 175,000 shares of our common stock at an initial exercise price of $0.55 per share on December 29, 2006 (as to 150,000 shares) and February 15, 2007 (as to 25,000 shares) as consideration for providing us with business, finance and organizational strategy, advisory, consulting and other services.
     On February 28, 2007, we issued a warrant to purchase up to 500,000 shares of our common stock to Digitcom as part of the consideration for our acquisition of substantially all the assets of Digitcom and its affiliates at an exercise price of $0.73 per share.
     The foregoing sales and issuances were made in reliance upon an exemption from the registration provisions of the Securities Act set forth in Section 4(2) thereof, relative to sales by an issuer not involving any public offering, and the rules and regulations thereunder.
     The foregoing descriptions of the warrants and notes do not purport to be a complete statement of the parties’ rights under the relevant agreements and are qualified in their entirety by reference to our Current Reports on Form 8-K filed on June 6, 2006, December 29, 2006, February 8, 2007, February 22, 2007 and March 6, 2007 and to the full text of the agreements which may be filed as exhibits to those reports.
Item 16. Exhibits and Financial Statement Schedules
     (a) Exhibits

EXHIBIT					FILED
NUMBER	DESCRIPTION	INCORPORATED BY REFERENCE			HEREWITH
		FORM	DATE	NUMBER
3.1	Amended and Restated Certificate of Incorporation of eVentures Group, Inc.	10-K	9/27/2005	3.1

3.2	Amendment to Amended and Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on November 13, 2000.	10-K	9/27/2005	3.2

3.3	Amendment to Amended and Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on December 11, 2000.	10-K	9/27/2005	3.3

3.4	Certificate of Amendment, dated September 16, 2005, to the Restated Certificate of Incorporation	10-K	9/27/2005	3.4

3.5	Certificate of Amendment, dated September 16, 2005, to the Restated Certificate of Incorporation	10-K	9/27/2005	3.5

3.6	Certificate of Amendment, dated February 8, 2007, to the Restated Certificate of Incorporation	DEF 14C	1/17/2007

3.7	Amended and Restated By-Laws of Novo Networks, Inc.	10-K	9/27/2005	3.6

4.1	7% Senior Subordinated Secured Convertible Note Due 2008 in the original principal amount of $3,000,000, dated December 29, 2006, issued by Berliner Communications, Inc. to Sigma Opportunity Fund, LLC	8-K	1/05/07	4.1

4.2	7% Senior Subordinated Secured Convertible Note Due 2008 in the original principal amount of $1,000,000, dated February 2, 2007, issued by Berliner Communications, Inc. to Pacific Asset Partners				X

4.3	7% Senior Subordinated Secured Convertible Note Due 2008 in the original principal amount of $500,000, dated February 2, 2007, issued by Berliner Communications, Inc. to Operis Partners I LLC				X

4.4	7% Senior Subordinated Secured Convertible Note Due 2008 in the original principal amount of $1,500,000, dated February 15, 2007, issued by Berliner Communications, Inc. to Sigma Berliner, LLC	8-K	2/22/07	4.1

4.5	Common Stock Purchase Warrant issued to Sigma Opportunity Fund, LLC	8-K	1/05/07	4.3

4.6	Common Stock Purchase Warrant issued to Sigma Capital Advisors, LLC	8-K	1/05/07	4.4

4.7	Common Stock Purchase Warrant issued to Pacific Asset Partners				X

4.8	Common Stock Purchase Warrant issued to Operis Partners I LLC				X

4.9	Common Stock Purchase Warrant issued to Sigma Berliner, LLC	8-K	2/22/07	4.2

4.10	Common Stock Purchase Warrant issued to Sigma Capital Advisors, LLC	8-K	2/22/07	4.3

4.11	Letter Agreement, dated May 14, 2007, to waive certain conversion adjustments of Berliner Communication, Inc.’s 7% Senior Subordinated Secured Convertible Notes Due 2008				X

5.1	Form of opinion of Andrews Kurth LLP as to the validity of the shares				X

10.1	2001 Equity Incentive Plan	10-Q	5/15/2000	10.1

10.2	Employment Agreement, dated as of January 1, 2006, between the Registrant and Richard B. Berliner	10-Q	2/07/2006	10.16

10.3	Employment Agreement, dated as of January 1, 2006, between the Registrant and Patrick G. Mackey	10-Q	2/07/2006	10.17

10.4	Separation Agreement, dated as of March 1, 2007, between the Registrant and Patrick G. Mackey				*

10.5	Employment Agreement, dated as of October 10, 2006, between the Registrant and Albert Gencarella	8-K	10/16/2006	99.1

10.6	Employment Agreement, dated as of August 1, 2005, between BCI Communications, Inc. and Michael S. Guerriero	10-Q	11/14/2006	10.24

10.7	Employment Agreement, dated as of March 11, 2005, between BCI Communications, Inc. and Robert Bradley	10-Q	11/14/2006	10.25

10.8	Nonqualified Stock Option Agreement between the Registrant and Patrick Mackey	10-Q	5/15/03	10.6

10.9	Non-Qualified Stock Option Agreement dated as of February 27, 2004 between Novo Networks, Inc. and John Stevens Robling, Jr.	10-Q	5/17/04	10.2

10.10	Demand Secured Promissory Note dated February, 22, 2005, between BCI Communications, Inc. and Presidential Financial Corporation of Delaware Valley	10-K	9/28/2006	10.22

10.11	Amendment to Demand Secured Promissory Note and Loan Modification Agreement dated July 6, 2006 between BCI Communications, Inc. and Presidential Financial Corporation of Delaware Valley	10-K	9/28/2006	10.23

EXHIBIT					FILED
NUMBER	DESCRIPTION	INCORPORATED BY REFERENCE			HEREWITH
		FORM	DATE	NUMBER
10.12	Note Purchase Agreement dated as of December 29, 2006 by and among the Registrant, Sigma Opportunity Fund, LLC, Pacific Asset Partners, Operis Partners I LLC and Sigma Berliner, LLC	8-K	1/05/2007	4.1

10.13	Joinder Agreement dated February 2, 2007 by and among the Registrant, Sigma Opportunity Fund, LLC and Pacific Asset Partners				X

10.14	Joinder Agreement dated February 2, 2007 by and among the Registrant, Sigma Opportunity Fund, LLC and Operis Partners I LLC				X

10.15	Joinder Agreement dated February 15, 2007 by and among the Registrant, Sigma Opportunity Fund, LLC and Sigma Berliner, LLC	8-K	2/22/07	10.1

10.16	Asset Purchase Agreement, dated as of February 28, 2007, by and among Digital Communication Services, Inc., the Shareholders of Digital Communication Services, Inc. and J&J Leasing Partnership, and BCI Communications, Inc.	8-K	3/06/2007	10.1

10.17	Limited Recourse Promissory Note, dated as of February 28, 2007, issued by BCI Communications, Inc. to J&J Leasing Partnership	8-K	3/06/2007	10.2

10.18	Third Amendment to Demand Secured Promissory Note and Loan Modification Agreement, dated as of April 3, 2007, by and among BCI Communications, Inc. and Berliner Communications, Inc. and Richard B. Berliner, and Presidential Financial Corporation of Delaware Valley.	8-K	4/09/2007	10.1

10.19	Loan and Security Agreement, dated as February 22, 2005, by and between BCI Communications, Inc. and Presidential Financial Corporation of Delaware Valley.	8-K	4/09/2007	10.2

10.20	Asset Purchase Agreement, dated as of April 16, 2007, by and between Radian Communication Services, Inc. and BCI Communications, Inc.	8-K	4/20/2007	10.1

21.1	Subsidiaries of the Registrant				*

23.1	Consent of BDO Seidman, LLP				X

23.2	Consent of Grant Thornton LLP				X

23.3	Consent of Andrews Kurth LLP (included in Exhibit 5.1)				X

24.1	Powers of Attorney (included on signature pages)				*

*	Previously filed
Item 17. Undertakings
     (a)The undersigned registrant hereby undertakes:
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
     (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
     (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
(2)That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.
(4)That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Elmwood Park, New Jersey, on the 14th day of May, 2007.

Berliner Communications, Inc.
By:	/s/ Richard B. Berliner
Name:	Richard B. Berliner
Title:	Chief Executive Officer

     Pursuant to the requirement of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 14, 2007.

SIGNATURE	TITLE

/s/ Richard B. Berliner	Chief Executive Officer
Richard B. Berliner	(Principal Executive Officer)

/s/ Albert E. Gencarella	Chief Financial Officer
Albert E. Gencarella	(Principal Financial Officer and Principal Accounting Officer)

* Mark S. Dailey	Director

* Peter J. Mixter	Director

* Mehran Nezari	Director

* John Stevens Robling, Jr.	Director

* Thom Waye	Director

*	By:	/s/ Nicholas Day
Nicholas Day, as Attorney-in-Fact